Filed Pursuant to Rule 424(b)(4)

File No. 333-114704
Prospectus

4,436,442 shares

Common Stock

We are offering 1,000,000 shares of common stock. The selling stockholders identified in this prospectus are offering an additional 3,436,442 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “OPEN.” The last reported sale price of our common stock on the Nasdaq National Market on May 17, 2004 was $23.47 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total
Public Offering Price	$21.500	$95,383,503
Underwriting Discount	$1.075	$4,769,175
Proceeds, before expenses, to Open Solutions	$20.425	$20,425,000
Proceeds, before expenses, to the selling stockholders	$20.425	$70,189,328

      We have granted the underwriters a 30-day option to purchase up to 665,466 additional shares from us to cover any over-allotments.

Delivery of shares will be made on or about May 21, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey

Piper Jaffray

Wachovia Securities

The date of this Prospectus is May 17, 2004.

      Our enterprise-wide suite of software and services performs a financial institution’s data processing and information management functions. Our core software manages the account, transaction, lending, operations, back office, client information and reporting functions for a commercial bank, thrift or credit union on either an in-house or outsourced basis.

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus, but does not contain all the information that is important to you. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Our Business

      Open Solutions Inc. is a provider of software and services that allow financial institutions to compete and service their customers more effectively. We develop, market, license and support an enterprise-wide suite of software and services that performs a financial institution’s data processing and information management functions. In contrast to traditional legacy systems, our technologies are fully integrated, open, flexible, customer-centric and efficient, permitting financial institutions to draw on and deliver consistent information quickly. We offer core software and complementary products, which can be licensed to financial institutions separately or, when combined, form a fully-integrated suite. Our technology allows our clients to access information from disparate sources and then analyze and distribute that information for use at the point of customer contact. Our software can be operated either by the financial institution internally or on an outsourced basis in one of our outsourcing centers or through an outsourcing center hosted by one of our resellers. We believe that our products and services enable our clients to reduce their overall core processing and operational costs and allow them to meet their strategic needs more effectively.

Our Market Opportunity

      According to Thomson Financial Inc., there are approximately 19,400 commercial banks, thrifts and credit unions in the United States which have an asset base of under $20 billion. We believe that these financial institutions, which have traditionally competed on the basis of personalized service, are facing increasing challenges to improve their operating efficiencies. These challenges include the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and the convergence of financial products into a single institution. These institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated either by the institution itself or through an outsourcing center. Legacy systems, which operate in large mainframe or minicomputer environments, are generally highly proprietary, inflexible and costly to operate and maintain. In addition, the costs associated with modifying core software and obtaining proprietary complementary software are generally greater over time than the costs associated with newer technology.

      We believe that financial institutions today are seeking more integrated, open, flexible, customer-centric and efficient information technology solutions that:

•	combine high performance, scalability, reliability and security with the advantages associated with relational and highly normalized (which means data is easily accessible and not stored redundantly) technology based on industry standards,

•	deliver new products and services to their customers quickly and efficiently without extensive custom development,

•	integrate easily with other applications used in the enterprise without expensive middleware,

•	provide quick and effective access to customer and account data in order to offer better, more customized services, monitor trends and performance and cross-sell services and products,

•	allow real-time access to customer data while preserving the financial institution’s ability to batch process large transactions, and

•	accommodate, in a single application, multiple delivery channels, such as ATMs, telephone banking, Internet banking and wireless banking, as well as new delivery channels as they emerge.

      We believe that information technology systems such as ours, which are based on open, industry-standard operating environments and relational databases, meet these requirements.

Our Solution

      Our core software product is a fully-integrated, open, flexible, customer-centric solution that enables financial institutions to service their customers more efficiently and effectively. Its key attributes are its:

•	Full Integration at the Core Level. Our core software supports all of a financial institution’s principal data processing requirements using a single relational database which allows our clients to replace their highly proprietary, inflexible and costly legacy systems with one integrated software application.

•	Open Architecture. Our clients can run our software on desktop and server hardware supplied by a wide array of vendors, while the flexibility and scalability of our core applications permit our clients to incorporate complementary software applications, whether designed by us or by third parties, in a cost-effective manner. In addition, our complementary products may be used with either our core software or third-party systems.

•	Flexibility. Our software allows our clients to offer new products and services to their customers and to grow without reconfiguring their information technology infrastructure. In addition, we provide our software by licensing it directly for use on-site, through our own outsourcing centers or through third-party outsourcing centers, allowing our clients the flexibility to meet their specific operational and competitive requirements in the manner most cost-effective for them.

•	Customer-centric Architecture. Our core software uses a relational database organized around individual customers, allowing a financial institution to update and view customer information on a real-time basis instead of relying on periodic batch processing. Our relationship management software, which acts as a natural extension of our core software, exploits the strength of our architecture and provides our clients the ability to collect and analyze data in order to generate timely and responsive initiatives and deliver those initiatives immediately to the customer.

•	Efficiency. We believe that our software reduces the overall cost of a financial institution’s information technology and allows our clients to meet their strategic goals more efficiently. Our core software is fully integrated with our complementary products, can run on hardware provided by many vendors and supports third-party products, reducing an institution’s development and implementation costs. Our open architecture and flexibility allow our clients to modify their information systems requirements quickly and easily, without incurring the significant costs associated with supporting several disparate software applications. Our single relational database allows our clients to organize their data around individual customers, use our business intelligence tools to analyze and manage that data in the most efficient manner and launch new products and services desired by their customers in a cost-effective manner.

      Our proprietary software is designed to work in conjunction with certain third-party software products, including Microsoft and Oracle relational databases.

Our Strategy

      Our objective is to be the leading supplier of software and services to financial institutions. Our strategy for achieving this objective includes:

•	expanding our share of our historical market, which includes financial institutions which have an asset base of under $20 billion,

•	expanding our sources of recurring revenue, which we generate through the provision of outsourcing and maintenance services, in order to improve the predictability of our revenue,

•	expanding our client base by continuing to license our core software through third-party outsourcing centers,

•	providing additional products and services to our installed client base, through both the internal development of new products and services and through acquisitions,

•	maintaining our technological leadership in the industry,

•	extending our target markets to include larger financial institutions, international financial institutions, and clients in the payroll services, insurance and brokerage industries, and

•	pursuing strategic acquisitions that complement our existing products and services and expand our client base.

Recent Developments

      On February 24, 2004, we acquired Maxxar Corporation for cash consideration of $6.5 million. This acquisition expanded our complementary product offerings to include a comprehensive suite of interactive voice information solutions and computer telephony integration products.

      Open Solutions Inc. was organized as a Delaware corporation in May 1992. Our principal executive office is located at 300 Winding Brook Drive, Glastonbury, Connecticut 06033 and our telephone number is (860) 652-3155. Our corporate web site address is http://www.opensolutions.com. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. We have posted on our website a copy of our code of business conduct and ethics. In addition, we intend to disclose on our website any amendments to, or waivers from, our code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the Nasdaq National Market. Information contained on our web site is not intended to be part of this prospectus.

THE OFFERING

Common stock offered by Open Solutions Inc.	1,000,000 shares

Common stock offered by the selling stockholders	3,436,442 shares

Common stock outstanding after the offering	18,084,103 shares

Dividend policy	We currently do not anticipate paying dividends on our capital stock.

Use of proceeds	We will receive net proceeds from the offering of approximately $19.9 million. We intend to use the proceeds from the offering for working capital and general corporate purposes, including potential acquisitions.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Nasdaq National Market symbol	“OPEN”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

      The total number of outstanding shares of common stock is based on the number of shares outstanding as of March 31, 2004, and excludes:

•	3,248,078 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2004 at a weighted average exercise price of $8.74 per share, and

•	5,249,230 additional shares of common stock reserved for issuance under the 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

      Except as otherwise indicated, information in this prospectus assumes the underwriters have not exercised their option to purchase 665,466 shares from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

      The following summary historical consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary financial data set forth below as of December 31, 2003, and for the three years ended December 31, 2003, are derived from our audited financial statements, which appear elsewhere in this prospectus. The summary financial data set forth below as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements, which appear elsewhere in this prospectus.

      Since June 2000, we have acquired six businesses, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. These acquisitions have significantly affected our revenues, results of operations and financial condition. The operating results of each business acquired have been included in our financial statements from the respective dates of acquisition. The historical results presented below are not necessarily indicative of the results to be expected for any future period. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at those dates and our results of operations for the periods then ended.

      The as adjusted information gives effect to events that will occur upon the closing of this offering, described in footnote 2 below.

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

Statement of Operations Data:
Revenues:
Software license	$9,971	$13,449	$21,391	$4,425	$6,441
Service, maintenance and hardware	17,295	30,896	42,461	7,915	14,509

Total revenues	27,266	44,345	63,852	12,340	20,950
Cost of revenues:
Software license	1,592	3,152	5,341	1,161	1,320
Service, maintenance and hardware	10,084	18,430	23,540	4,520	7,735

Total cost of revenues	11,676	21,582	28,881	5,681	9,055
Operating expenses (includes restricted stock expense and related taxes of $3,444 for the year ended December 31, 2003)	25,929	25,773	33,471	6,564	8,970
Income (loss) from operations	(10,339)	(3,010)	1,500	95	2,925
Net income (loss)	$(9,661)	$(2,897)	$1,309	$77	$3,002
Preferred stock accretion charge(1)	—	—	(31,500)	—	—
Net income (loss) attributable to common stockholders	$(9,661)	$(2,897)	$(30,191)	$77	$3,002

Net income (loss) per common share
— Basic	$(4.71)	$(1.18)	$(7.74)	$0.03	$0.18
— Diluted	(4.71)	(1.18)	(7.74)	0.01	0.16
Weighted average common shares outstanding used to compute net income (loss) per common share
— Basic	2,051	2,453	3,903	2,475	16,917
— Diluted	2,051	2,453	3,903	9,512	19,023

	March 31, 2004

	Actual	As Adjusted(2)

Balance Sheet Data:
Cash and cash equivalents	$80,080	$100,005
Working capital	67,532	87,457
Total assets	140,318	160,243
Stockholders’ equity	109,378	129,303

(1)	The conversion formula for our Series F preferred stock provided for adjustment of the Series F preferred stock conversion price in the event that our initial public offering price was less than $27.03 per share. Holders of Series F preferred stock received shares of common stock from the initial public offering with an aggregate value of $62,600,000. The recorded value of Series F preferred stock was $31,100,000 and as a result, upon the closing of our initial public offering, we recorded an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge resulted in a non-cash deduction from income attributable to holders of common stock and a deduction in related earnings per share.

(2)	Reflects the sale by us of 1,000,000 shares of common stock offered hereby and deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

      You should carefully consider the risks described below, together with all of the other information in this prospectus, before deciding to invest in our common stock. The risks and uncertainties described below are those that we have identified as material. Risks and uncertainties not currently identifiable by us, or that we believe are immaterial, are not included below, but may also impair our business operations. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition and results of operations may suffer. As a result, the trading price of our common stock could decline and you could lose part or all of your investment in our common stock.

Risks Relating to our Business

We are dependent on the banking and credit union industry, and changes within that industry could reduce demand for our products and services.

      The large majority of our revenues are derived from financial institutions in the banking and credit union industry, primarily small to mid-size banks and thrifts and credit unions of all sizes, and we expect to continue to derive substantially all of our revenues from these institutions for the foreseeable future. Unfavorable economic conditions adversely impacting the banking and credit union industry could have a material adverse effect on our business, financial condition and results of operations. For example, financial institutions in the banking and credit union industry have experienced, and may continue to experience, cyclical fluctuations in profitability as well as increasing challenges to improve their operating efficiencies. Due to the entrance of non-traditional competitors and the current environment of low interest rates, the profit margins of commercial banks, thrifts and credit unions have narrowed. As a result, some banks have slowed, and may continue to slow, their capital spending, including spending on computer software and hardware, which can negatively impact license sales of our core and complementary products to new and existing clients. Decreases in or reallocation of capital expenditures by our current and potential clients, unfavorable economic conditions and new or persisting competitive pressures could adversely affect our business, financial condition and results of operations.

Consolidation in the banking and financial services industry could adversely impact our business by eliminating a number of our existing and potential clients.

      There has been and continues to be merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of our clients and potential clients. A smaller market for our services could have a material adverse impact on our business and results of operations. In addition, it is possible that the larger banks or financial institutions which result from mergers or consolidations could decide to perform themselves some or all of the services which we currently provide or could provide. If that were to occur, it could have a material adverse impact on our business and results of operations.

Our success depends on decisions by potential clients to replace their legacy computer systems, and their failure to do so would adversely affect demand for our products and services.

      We primarily derive our revenues from two sources: license fees for software products and fees for a full range of services complementing our products, including outsourcing, installation, training, maintenance and support services. A large portion of these fees are either directly attributable to licenses of our core software system or are generated over time by clients using our core software. Banks and credit unions historically have been slow to adapt to and accept new technologies. Many of these financial institutions have traditionally met their information technology needs through legacy computer systems, in which they have often invested significant resources. As a result, these financial institutions may be inclined to resist replacing their legacy systems with our core software system. Our future financial performance will depend in part on the successful development, introduction and client acceptance of new and enhanced versions of our core software system and our other complementary products. A decline in demand for, or failure to achieve broad market acceptance of, our core software system or any enhanced version as a result of competition, technological change or otherwise, will have a material adverse effect on our business, financial condition and results of operations.

If we fail to expand our outsourcing business and other sources of recurring revenue, we may be unable to successfully implement our business strategy.

      We can host a financial institution’s data processing functions at our outsourcing centers. Our outsourcing centers currently serve clients using our core software and our Internet banking, ATM, cView, cash management, collections, automated clearing house, or ACH, processing, and check and item processing products. In the future, we plan to offer all of our products in our outsourcing centers and continue to market our outsourcing services aggressively.

      Our outsourcing services provide a source of recurring revenue which can grow as the number of accounts processed for a client increases. We also seek to generate recurring revenue through our licensing model, which generates additional fees for us as a client’s business grows or it adds more software applications, as well as through the provision of maintenance, support and other professional services. Our maintenance revenues are the largest of these revenue components, and we expect that these revenues will continue to be a significant portion of our total revenues as our client base grows due to their recurring nature. We anticipate that the revenue from outsourcing centers hosted by resellers will comprise a greater proportion of total revenues in future periods due to the amendment and restatement of our agreement with BISYS, Inc., which became effective as of September 1, 2003. To the extent we fail to persuade new or existing clients to purchase our outsourcing services or we are unable to offer some or all of our products to clients on an outsourced basis, we will be unable to implement our strategy and our revenue may be less predictable.

We have had few profitable quarters, and may never achieve sustained profitability.

      We were incorporated in May 1992 and did not release our first product until 1995. Accordingly, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies with limited operating histories. Although we have been profitable in some recent quarters, we may not be profitable in future periods, either on a short or long-term basis. We incurred operating losses of approximately $15.3 million, $10.3 million and $3.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. As of March 31, 2004, we had an accumulated deficit of approximately $44.0 million. There can be no assurance that operating losses will not recur in the future, that we will ever sustain profitability on a quarterly or annual basis or that our actual results will meet our projections, expectations or announced guidance. To the extent that revenues do not grow at anticipated rates, increases in operating expenses precede or are not subsequently followed by commensurate increases in revenues or we are unable to adjust operating expense levels accordingly, our business, financial condition and results of operations will be materially adversely affected.

If we fail to adapt our products and services to changes in technology or in the marketplace, we could lose existing clients and be unable to attract new business.

      The markets for our software products and services are characterized by technological change, frequent new product introductions and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render our existing products obsolete and unmarketable in short periods of time. We expect new products and services, and enhancements to existing products and services, to continue to be developed and introduced by others, which will compete with, and reduce the demand for, our products and services. Our products’ life cycles are difficult to estimate. Our future success will depend, in part, on our ability to enhance our current products and to develop and introduce new products that keep pace with technological developments and emerging industry standards and to address the increasingly sophisticated needs of our clients. There can be no assurance that we will be successful in developing, marketing, licensing and selling new products or product enhancements that meet these changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that our new products and product enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We encounter a long sales and implementation cycle requiring significant capital commitments by our clients which they may be unwilling or unable to make.

      The implementation of our core software system involves significant capital commitments by our clients. Potential clients generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort and money educating them as to the value of our software. Sales of our core processing software products require an extensive education and marketing effort throughout a client’s organization because decisions relating to licensing our core processing software generally involve the evaluation of the software by senior management and a significant number of client personnel in various functional areas, each having specific and often conflicting requirements.

      We may expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our core software product sales cycle generally ranges between six to nine months, and our implementation cycle for our core software generally ranges between six to nine months. Our sales cycle for all of our products and services is subject to significant risks and delays over which we have little or no control, including:

•	our clients’ budgetary constraints,

•	the timing of our clients’ budget cycles and approval processes,

•	our clients’ willingness to replace their core software solution vendor,

•	the success and continued support of our strategic marketing partners’ sales efforts, and

•	the timing and expiration of our clients’ current license agreements or outsourcing agreements for similar services.

      If we are unsuccessful in closing sales after expending significant funds and management resources or if we experience delays as discussed above, it could have a material adverse effect on our business, financial condition and results of operations.

We utilize certain key technologies from third parties, and may be unable to replace those technologies if they become obsolete or incompatible with our products.

      Our proprietary software is designed to work in conjunction with certain third-party software products, including Microsoft and Oracle relational databases. Although we believe that there are alternatives to these products generally available to us, any significant interruption in the supply of such third-party software could have a material adverse effect on our sales unless and until we can replace the functionality provided by these products. In addition, we are dependent upon these third parties’ abilities to enhance their current products, to develop new products on a timely and cost-effective basis and to respond to emerging industry standards and other technological changes. There can be no assurance that we would be able to replace the functionality provided by the third-party software currently offered in conjunction with our products in the event that such software becomes obsolete or incompatible with future versions of our products or is otherwise not adequately maintained or updated. The absence of, or any significant delay in, the replacement of that functionality could have a material adverse effect on our business, financial condition and results of operations. Furthermore, delays in the release of new and upgraded versions of third-party software products, particularly the Oracle relational database management system, could have a material adverse effect on our revenues and results of operations. Because of the complexities inherent in developing sophisticated software products and the lengthy testing periods associated with these products, no assurance can be given that our future product introductions will not be delayed.

We operate in a competitive business environment, and if we are unable to compete effectively, we may face price reductions and decreased demand for our products.

      The market for our products and services is intensely competitive and subject to technological change. Competitors vary in size and in the scope and breadth of the products and services they offer. We encounter competition from a number of sources, all of which offer core software systems to the banking and credit union industry. We expect additional competition from other established and emerging companies as the market for core processing software solutions and complementary products continues to develop and expand.

We also expect that competition will increase as a result of software industry consolidation, including particularly the acquisition of any of our competitors or any of the retail banking system providers by one of the larger service providers to the banking industry. We encounter competition in the United States from a number of sources, including Fiserv, Inc., Jack Henry & Associates, Inc., Fidelity National Financial Corporation and John H. Harland Company, all of which offer core processing systems or outsourcing alternatives to banks, thrifts and credit unions. Some of our current, and many of our potential, competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, engineering, technical, marketing and other resources than we do. As a result, these companies may be able to respond more quickly to new or emerging technologies and changes in client demands or to devote greater resources to the development, promotion and sale of their products than we can.

      In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective clients. Accordingly, it is possible that new competitors or alliances among competitors may emerge and acquire significant market share. We expect that the banking and credit union software market will continue to attract new competitors and new technologies, possibly involving alternative technologies that are more sophisticated and cost-effective than our technology. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition and results of operations.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in volatility in our stock price.

      Our quarterly revenues, operating results and profitability have varied in the past and are likely to continue to vary significantly from quarter to quarter. This may lead to volatility in our stock price. These fluctuations are due to several factors relating to the license and sale of our products, including:

•	the timing, size and nature of our licensing transactions,

•	lengthy and unpredictable sales cycles,

•	the timing of introduction and market acceptance of new products or product enhancements by us or our competitors,

•	the timing of acquisitions by us of businesses and products,

•	product and price competition,

•	the relative proportions of revenues derived from license fees and services,

•	changes in our operating expenses,

•	software bugs or other product quality problems, and

•	personnel changes and fluctuations in economic and financial market conditions.

      We believe that period-to-period comparisons of our results of operations are not necessarily meaningful. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in future quarters, our results of operations will be below the expectations of public market analysts or investors or our announced guidance. In either case, the price of our common stock could be materially adversely affected.

We face a lengthy sales cycle for our core software, which may cause fluctuations in our revenues from quarter to quarter.

      We may not be able to increase revenue or decrease expenses to meet expectations for a given quarter. We recognize software license revenues upon delivery and, if required by the underlying agreement, upon client acceptance, if such criteria is other than perfunctory, which does not always occur in the same quarter in which the software license agreement for the system is signed. As a result, we are constrained in our ability to increase our software license revenue in any quarter if there are unexpected delays in delivery or required acceptance of systems for which software licenses were signed in previous quarters. Implementation of our core software system typically occurs over six to nine months. Delays in the delivery, implementation or any required acceptance of our products could materially adversely affect our quarterly results of operations. Revenues from software license sales accounted for 30.7% of revenues for the three months ended March 31, 2004, 33.5% of revenues for the year ended December 31, 2003, 30.3% of revenues for the year ended December 31, 2002 and 36.6% of revenues for the year ended December 31, 2001. We expect that revenues from software license sales will continue to provide a significant percentage of our revenues in future periods, and our ability to close license sales, as well as the timing of those sales, may have a material impact on our quarterly results. In addition, increased sales and marketing expenses for any given quarter may negatively impact operating results of that quarter due to lack of recognition of associated revenues until the delivery of the product in a subsequent quarter.

Our level of fixed expenses may cause us to incur operating losses if we are unsuccessful in maintaining our current revenue levels.

      Our expense levels are based, in significant part, on our expectations as to future revenues and are largely fixed in the short term. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall of revenues in relation to our expectations would have an immediate and materially adverse effect on our business, financial condition and results of operations. In addition, as we expand we would anticipate increasing our operating expenses to expand our installation, product development, sales and marketing and administrative organizations. The time of such expansion and the rate at which new personnel become productive could cause material losses to the extent we do not generate additional revenue.

We rely on our direct sales force to generate revenue, and may be unable to hire additional sales personnel in a timely manner.

      We rely primarily on our direct sales force to sell licenses of our core software system. We may need to hire additional sales, client care and implementation personnel in the near-term and beyond if we are to achieve revenue growth in the future. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing sales, customer service and implementation personnel or will be able to attract, assimilate or retain additional highly qualified personnel in the future. If we are unable to hire or retain qualified sales personnel on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

We receive a portion of our revenues from relationships with strategic marketing partners, and if we lose one or more of these marketing partners or fail to add new ones it could have a negative impact on our business.

      We expect that revenues generated from the sale of our products and services by our strategic marketing partners will account for a meaningful portion of our revenues for the foreseeable future. In particular, we expect that BISYS, Inc., a major national outsourcing center, and Connecticut On-Line Computer Center, Inc., or COCC, a major regional outsourcing center, will account for a meaningful portion of our revenues over time. During the fiscal year ended December 31, 2003, BISYS represented approximately $5.8 million, or 9.1%, of our total revenues, and COCC represented approximately $1.5 million, or 2.4%, of our total revenues. On September 30, 2003, we amended and restated our software license agreement with BISYS, Inc., effective as of September 1, 2003. We expect that, as a result of this amendment and restatement, in the future BISYS will account for a greater portion of our revenues than it has historically.

      Our strategic marketing partners pay us license fees based on the volume of products and services that they sell. If we lose one or more of our major strategic marketing partners, we may be unable in a timely manner, or at all, to replace them with another entity with comparable client bases and user demographics, which would adversely affect our business, financial condition and results of operations. In addition, we plan to supplement our existing distribution partners with other national and regional outsourcing centers. If we are unable to identify appropriate resellers and enter into arrangements with them for the outsourcing of our products and services to financial institutions, we may not be able to sustain or grow our business.

If we do not retain our senior management and other key employees, we may not be able to successfully implement our business strategy.

      We have grown significantly in recent years, and our management remains concentrated in a small number of key employees. Our future success depends to a significant extent on our executive officers and key employees, including our sales force and software professionals, particularly project managers, software engineers and other senior technical personnel. The loss of the services of any of these individuals or group of individuals could have a material adverse effect on our business, financial condition and results of operations. Competition for qualified personnel in the software industry is intense and we compete for these personnel with other software companies that have greater financial and other resources than we do. Our future success will depend in large part on our ability to attract, retain and motivate highly qualified personnel, and there can be no assurance that we will be able to do so. Any difficulty in hiring needed personnel could have a material adverse effect on our business, financial condition and results of operations.

We rely on internally developed software and systems as well as third-party products, any of which may contain errors and bugs.

      Our software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may or may not be able to correct. Our products involve integration with products and systems developed by third parties. Complex software programs of third parties may contain undetected errors or bugs when they are first introduced or as new versions are released. There can be no assurance that errors will not be found in our existing or future products or third-party products upon which our products are dependent, with the possible result of delays in or loss of market acceptance of our products, diversion of our resources, injury to our reputation and increased service and warranty expenses and/or payment of damages.

We could be sued for contract or product liability claims and lawsuits may disrupt our business, divert management’s attention or have an adverse effect on our financial results.

      Failures in a client’s system could result in an increase in service and warranty costs or a claim for substantial damages against us. There can be no assurance that the limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions in excess of the applicable deductible amount. There can be no assurance that this coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, litigation, regardless of its outcome, could result in substantial cost to us and divert management’s attention from our operations. Any contract liability claim or litigation against us could, therefore, have a material adverse effect on our business, financial condition and results of operations. In addition, because many of our projects are business-critical projects for financial institutions, a failure or inability to meet a client’s expectations could seriously damage our reputation and affect our ability to attract new business.

Government regulation of our business could cause us to incur significant expenses, and failure to comply with applicable regulations could make our business less efficient or impossible.

      The financial services industry is subject to extensive and complex federal and state regulation. Financial institutions, including banks, thrifts and credit unions, operate under high levels of governmental supervision. Our clients must ensure that our products and services work within the extensive and evolving regulatory requirements applicable to them, including those under federal and state truth-in-lending and truth-in-deposit rules, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Fund Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the Community Reinvestment Act, the Gramm-Leach-Bliley Act of 1999, the USA Patriot Act and other state and local laws and regulations. The compliance of our products and services with these requirements may depend on a variety of factors, including the product at issue and whether the client is a bank, thrift, credit union or other type of financial institution.

      Neither federal depository institution regulators nor other federal or state regulators of financial services require us to obtain any licenses. We are subject to examination by federal depository institution regulators under the Bank Service Company Act and the Examination Parity and Year 2000 Readiness for Financial Institutions Act. Although we believe we are not subject to direct supervision by federal and state banking agencies relating to other regulations, we have from time to time agreed to examinations of our business and operations by these agencies. These regulators have broad supervisory authority to remedy any shortcomings identified in any such examination.

      Federal, state or foreign authorities could also adopt laws, rules or regulations relating to the financial services industry that affect our business, such as requiring us or our clients to comply with data, record keeping and processing and other requirements. It is possible that laws and regulations may be enacted or modified with respect to the Internet, covering issues such as end-user privacy, pricing, content, characteristics, taxation and quality of services and products. Adoption of these laws, rules or regulations could render our business or operations more costly and burdensome or less efficient and could require us to modify our current or future products or services.

Our limited ability to protect our proprietary technology and other rights may adversely affect our ability to compete.

      We rely on a combination of copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. There can be no assurance that these protections will be adequate to prevent our competitors from copying or reverse-engineering our products, or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. We do not include in our products any mechanism to prevent unauthorized copying and any such unauthorized copying could have a material adverse effect on our business, financial condition and results of operations. We have no patents, and existing copyright laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop products similar to ours. In addition, the laws of certain countries in which our products are or may be licensed do not protect our products and intellectual property rights to the same extent as the laws of the United States.

If we are found to infringe the proprietary rights of others, we could be required to redesign our products, pay royalties or enter into license agreements with third parties.

      Although we have never been the subject of a material intellectual property dispute, there can be no assurance that a third party will not assert that our technology violates its intellectual property rights in the future. As the number of software products in our target market increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

•	be expensive and time consuming to defend,

•	cause us to cease making, licensing or using products that incorporate the challenged intellectual property,

•	require us to redesign our products, if feasible,

•	divert management’s attention and resources, and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

      There can be no assurance that third parties will not assert infringement claims against us in the future with respect to our current or future products or that any such assertion will not require us to enter into royalty arrangements (if available) or litigation that could be costly to us.

We have entered into and may continue to enter into or seek to enter into business combinations and acquisitions which may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

      Since 2000, we have acquired several businesses. As part of our business strategy, we may enter into additional business combinations and acquisitions in the future. We have limited experience in making acquisitions. In addition, acquisitions are typically accompanied by a number of risks, including:

•	the difficulty of integrating the operations and personnel of the acquired companies,

•	the maintenance of acceptable standards, controls, procedures and policies,

•	the potential disruption of our ongoing business and distraction of management,

•	the impairment of relationships with employees and clients as a result of any integration of new management and other personnel,

•	the inability to maintain relationships with clients of the acquired business,

•	the difficulty of incorporating acquired technology and rights into our products and services,

•	the failure to achieve the expected benefits of the combination or acquisition,

•	expenses related to the acquisition,

•	potential unknown liabilities associated with acquired businesses, and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

      If we are not successful in completing acquisitions that we may pursue in the future, we would be required to reevaluate our growth strategy and we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete the acquisitions. In addition, with future acquisitions, we could use substantial portions of our available cash as all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution. Any future acquisitions may not generate additional revenue for us.

If we fail to effectively manage our growth, our financial results could be adversely affected.

      We have expanded our operations rapidly in recent years. For example, our aggregate revenues increased from approximately $27.3 million in 2001 to approximately $44.3 million in 2002 and approximately $63.9 million in 2003. As of March 31, 2004, we had 413 employees, up from 278 as of December 31, 2002. In addition, we continue to explore ways to extend our target markets, including to larger financial institutions, international clients, and clients in the payroll services, insurance and brokerage industries. Our growth may place a strain on our management systems, information systems and resources. Our ability to successfully offer products and services and implement our business plan requires adequate information systems and resources and oversight from our senior management. We will need to continue to improve our financial and managerial controls, reporting systems and procedures as we continue to grow and expand our business. As we grow, we must also continue to hire, train, supervise and manage new employees. We may not be able to hire, train, supervise and manage sufficient personnel or develop management and operating systems to manage our expansion effectively. If we are unable to manage our growth, our operations and financial results could be adversely affected.

The requirements of being a public company may strain our resources and distract management.

      As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Securities Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We currently do not have an internal audit group. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and we cannot assure you that we will be able to do so in a timely fashion.

The design of other core vendors’ software or their use of financial incentives may make it more difficult for clients to use our complementary products.

      Currently, some core software vendors design their software so that it is difficult or infeasible to use third-party complementary products, including ours. Some core software vendors use financial incentives to encourage their core software clients to purchase their proprietary complementary products. For example, in the past a core software vendor has charged disproportionately high fees to integrate third-party complementary products such as ours, thereby providing a financial incentive for clients of that vendor’s core software to use its complementary products. We have responded to this practice by emphasizing to prospective clients the features and functionality of our products, lowering our price or offering to perform the relevant integration services ourselves. We cannot assure you that these competitors, or other vendors of core software, will not begin or continue to construct technical, or implement financial, obstacles to the purchase of our products. These obstacles could make it more difficult for us to sell our complementary products and could have a material adverse effect on our business and results of operations.

Operational failures in our outsourcing centers could cause us to lose clients.

      Damage or destruction that interrupts our provision of outsourcing services could damage our relationship with our clients and may cause us to incur substantial additional expense to repair or replace damaged equipment. Although we have installed back-up systems and procedures to prevent or reduce disruption, we cannot assure you that we will not suffer a prolonged interruption of our data processing services. In the event that an interruption of our network extends for more than several hours, we may experience data loss or a reduction in revenues by reason of such interruption. In addition, a significant interruption of service could have a negative impact on our reputation and could lead our present and potential clients to choose service providers other than us.

Unauthorized disclosure of data, whether through breach of our computer systems or otherwise, could expose us to protracted and costly litigation or cause us to lose clients.

      In our outsourcing centers, we collect and store sensitive data, including names, addresses, social security numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. If a person penetrates our network security or otherwise misappropriates sensitive data, we could be subject to liability or our business could be interrupted. Penetration of the network security of our outsourcing centers could have a negative impact on our reputation and could lead our present and potential clients to choose service providers other than us.

We may need additional capital in the future, which may not be available to us, and if we raise additional capital, it may dilute your ownership in us.

      We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•	taking advantage of growth opportunities, including more rapid expansion,

•	acquiring businesses and products,

•	making capital improvements to increase our servicing capacity,

•	developing new services or products, and

•	responding to competitive pressures.

      In addition, we may need additional financing if we decide to undertake new sales and/or marketing initiatives, if we are required to defend or enforce our intellectual property rights, or if sales of our products do not meet our expectations.

      Any debt incurred by us could impair our ability to obtain additional financing for working capital, capital expenditures or further acquisitions. Covenants governing any indebtedness we incur would likely restrict our ability to take specific actions, including our ability to pay dividends or distributions on, or redeem or repurchase, our capital stock, enter into transactions with affiliates, merge, consolidate or sell our assets or make capital expenditure investments. In addition, the use of a substantial portion of the cash generated by our operations to cover debt service obligations and any security interests we grant on our assets could limit our financial and business flexibility.

      Any additional capital raised through the sale of equity or convertible debt securities may dilute your ownership percentage in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If future financing is not available or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement our business plan. In addition, we may have to issue securities, including debt securities, that may have rights, preferences and privileges senior to our common stock.

Two employees of Bear, Stearns & Co. Inc., one of our underwriters in this offering and in our initial public offering, circulated unauthorized materials to some potential institutional investors in our initial public offering, which may have constituted a prospectus that did not meet the requirements of the Securities Act of 1933, and, if this is the case, recipients of those materials that purchased shares of our common stock in our initial public offering may be entitled to rescission rights.

      Prior to the effectiveness of the registration statement for our initial public offering, an employee of one of the underwriters of our initial public offering and this offering distributed an unauthorized sales memorandum to approximately 15 potential institutional investors. We were not involved in any way in the preparation or distribution of the sales memorandum, and the information contained in the sales memorandum did not reflect our views as to matters addressed in the sales memorandum. The sales memorandum may have constituted a prospectus that did not meet the requirements of the Securities Act of 1933. The 15 prospective institutional investors who received the sales memorandum from the underwriter were notified that it was distributed in error and should be disregarded and none of those potential investors were permitted to purchase shares of our common stock from the underwriters in our initial public offering. Each of the 15 potential investors who received the sales memorandum from the underwriter stated to the underwriter that it did not circulate the sales memorandum any further, and that it disregarded the contents of the sales memorandum.

      In addition, a Bear, Stearns & Co. Inc. salesperson circulated an e-mail message to a separate potential institutional investor in our initial public offering which contained the name of the Bear, Stearns & Co. Inc. research analyst and purported to contain that analyst’s estimates with respect to our revenues and earnings per share for our 2003 and 2004 fiscal years. The e-mail did not actually reflect that analyst’s actual estimates. We did not participate in the preparation of, or authorize the distribution of, this information. The prospective institutional investor who received the e-mail from the underwriter was notified that it was distributed in error and should be disregarded and that potential investor was not permitted to purchase shares of our common stock from the underwriters in our initial public offering. We also disclosed at that time that anyone in receipt of these estimates should consider these estimates together with the other information contained in this prospectus, and any estimate or projection of future operating performance is necessarily based upon a number of underlying estimates or assumptions that may or may not prove to be accurate. In addition, we disclosed that these underlying estimates or assumptions are subject to significant economic, competitive and other uncertainties that are beyond a company’s control, and, for these reasons, estimates of future operating performance are inherently unreliable. We also advised prospective purchasers of shares of our common stock in our initial public offering that they should only rely on the information set forth in the prospectus for the initial public offering and should only make an investment decision after carefully reviewing and evaluating all of the information in that prospectus.

      If the distribution of the sales memorandum or the e-mail message described above were to constitute a violation of the Securities Act of 1933, and the recipients were able to participate in our initial public offering despite the prohibition described above, any recipients able to purchase shares of our common stock in our initial public offering may have the right, for a period of one year from the date of their purchase of the shares, to obtain recovery of the consideration paid in connection with their purchase. Any liability would depend, in part, upon the number of shares purchased by such a recipient. If any liability is asserted, we intend to contest the matter vigorously. In addition, Bear, Stearns & Co. Inc. has agreed to indemnify us for losses that we may incur as a result of the distribution of the sales memorandum or the unauthorized e-mail message. We do not believe that we will be subject to any material liability as a result of the distribution of the sales memorandum or the unauthorized e-mail message.

Risks Relating to this Offering

The price of our common stock may be volatile.

      In the past three years, technology stocks listed on the Nasdaq National Market have experienced high levels of volatility and significant declines in value from their historic highs. The trading price of our common stock following this offering may fluctuate substantially. The price of the common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. The fluctuations could cause you to lose part or all of your investment in our shares of common stock. The factors that could cause fluctuations in the trading price of our common stock include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time,

•	significant volatility in the market price and trading volume of financial services companies,

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts,

•	general economic conditions and trends,

•	major catastrophic events,

•	loss of a significant client or clients,

•	sales of large blocks of our stock, or

•	departures of key personnel.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

If a substantial number of shares of our common stock become available for sale and are sold in a short period of time, the market price of our common stock could decline significantly.

      If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of common stock could also depress the market price of our common stock. On May 24, 2004, 2,683,111 shares of our common stock will become eligible for sale in the public market upon expiration of lock-up agreements entered into in connection with our initial public offering. Some of our stockholders (including some of those who entered into agreements in connection with our initial public offering) have agreed to enter into lock-up agreements in connection with this offering. After all of the agreements entered into in connection with this offering expire (which will occur 90 days after the date of the final prospectus for this offering), an additional 1,320,273 shares of our common stock will be eligible for sale in the public market. In addition, as of March 31, 2004, we had options to purchase a total of 3,248,078 shares of our common stock outstanding under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan and 2003 Stock Incentive Plan, of which 1,562,370 were vested. We have filed Form S-8 registration statements to register all of the shares of our common stock issuable under these plans. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse and our stockholders are able to sell shares of our common stock into the market. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment in our shares of common stock.

If you purchase shares of common stock sold in this offering, you will experience immediate dilution.

      If you purchase shares of common stock in this offering, you will experience immediate dilution of $15.77 per share, because the price that you pay will be substantially greater than the net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of stock options to purchase common stock and the issuance of restricted stock to our employees under our equity incentive plans.

We have broad discretion in the use of the proceeds of this offering.

      The net proceeds that we receive from this offering will be used, as determined by management in its sole discretion, for working capital and general corporate purposes, as well as for the possible acquisition of additional businesses and technologies that are complementary to our current or future business. However, we have not determined the specific allocation of the net proceeds among the various uses described in this prospectus. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

      Our principal stockholders, directors and executive officers, and entities affiliated with them, beneficially own approximately 36.2% of the outstanding shares of our common stock as of March 31, 2004, and will beneficially own approximately 21.9% of the outstanding shares of our common stock after this offering. Accordingly, these stockholders, if acting together, may be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Some provisions in our certificate of incorporation and by-laws may deter third parties from acquiring us.

      Our restated certificate of incorporation and our amended and restated by-laws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, including the following:

•	our board of directors is classified into three classes, each of which serves for a staggered three year term,

•	only our board of directors, the chairman of our board of directors or our president may call special meetings of our stockholders,

•	our stockholders may take action only at a meeting of our stockholders and not by written consent,

•	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval,

•	our stockholders have only limited rights to amend our by-laws, and

•	we require advance notice requirements for stockholder proposals.

      These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

Section 203 of the Delaware General Corporation Law may delay, defer or prevent a change in control that our stockholders might consider to be in their best interest.

      We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of our company that our stockholders might consider to be in their best interests.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forwards-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “intends,” “predicts,” “anticipates,” “believes,” “estimates,” “potential,” “continue” or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 1,000,000 shares of common stock that we are offering hereby will be approximately $19.9 million after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholders.

      We currently intend to use the estimated net proceeds that we receive from this offering for working capital and general corporate purposes, including marketing of our outsourcing services, selling our products and services to larger financial institutions and potential acquisitions of businesses, products or technologies that are complementary to our own. Currently, we have no specific plans or commitments with respect to any acquisition. We cannot assure you that we will complete any acquisitions or that, if completed, any acquisition will be successful.

      We have not yet identified the amounts we plan to spend on each of these areas or the timing of expenditures. We will retain broad discretion in the allocation and use of the net proceeds of this offering. Pending application of the net proceeds, as described above, we will invest any remaining proceeds in short-term, investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

      Since November 26, 2003, our common stock has traded on the Nasdaq National Market under the symbol “OPEN.” The following table sets forth the high and low sales prices of our common stock, as reported on the Nasdaq National Market, for each of the periods listed.

	High	Low

Fiscal 2003
Fourth Quarter (commencing November 26, 2003)	$19.78	$15.65
Fiscal 2004
First Quarter	26.07	17.40
Second Quarter (through May 17, 2004)	25.75	21.75

      The last reported sale price of our common stock on the Nasdaq National Market on May 17, 2004 was $23.47 per share. As of March 31, 2004, we had approximately 93 holders of record of our common stock.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

      The following table sets forth the capitalization as of March 31, 2004 on:

•	an actual basis, and

•	an as adjusted basis to give effect to the sale of 1,000,000 shares of our common stock in this offering and the deduction of the estimated underwriting discounts and commissions and our offering expenses.

      The table does not reflect:

•	the exercise by the underwriters of their over-allotment option granted by us to purchase additional shares of our common stock in this offering,

•	3,248,078 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2004 at a weighted average exercise price of $8.74 per share, of which options to purchase 1,562,370 shares are exercisable, and

•	5,249,230 additional shares of common stock reserved for issuance under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

      You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	March 31, 2004
	(unaudited)

	Actual	As Adjusted

	(in thousands)
Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding on an actual and as adjusted basis	—	—
Common stock, $0.01 par value; 95,000,000 shares authorized, 17,084,103 shares issued and outstanding on an actual basis, 18,084,103 shares issued and outstanding on an as adjusted basis	171	181
Additional paid-in capital	153,193	173,108
Accumulated other comprehensive loss	7	7
Accumulated deficit	(43,993)	(43,993)

Total stockholders’ equity	109,378	129,303

Total capitalization	109,378	129,303

DILUTION

      As of March 31, 2004, our net tangible book value was $83,685,000, or $4.90 per share of common stock. After giving effect to the sale of our common stock in this offering, and after deducting the estimated underwriting discounts and commissions and offering expenses, our as adjusted net tangible book value as of March 31, 2004, would have been $103,610,000, or $5.73 per share of common stock. This represents an immediate increase in such net tangible book value of $0.83 per share to existing stockholders and an immediate dilution of $15.77 per share to new investors participating in this offering. The following table illustrates the per share dilution:

Public offering price per share		$21.50
Historical net tangible book value per share as of March 31, 2004	$4.90
Increase per share attributable to new investors	0.83
As adjusted net tangible book value per share after this offering		$5.73

Dilution per share to new investors participating in this offering		$15.77

      The following table summarizes, on an as adjusted basis as of March 31, 2004, the differences between the total cash consideration paid and the average price per share paid by existing stockholders and new investors with respect to the number of shares of our common stock purchased from us.

	Shares purchased		Total consideration
					Average price
	Number	Percent	Amount	Percent	per share

Existing stockholders	17,084,103	94.5%	$155,823,436	87.9%	$9.12
New investors	1,000,000	5.5	21,500,000	12.1	21.50

Total	18,084,103	100.0%	$177,323,436	100.0%	9.81

      The foregoing discussion and tables assume no exercise of any stock options and no issuance of shares reserved for future issuance under our stock incentive plans. As of March 31, 2004, there were 17,084,103 shares of common stock outstanding, which excludes:

•	3,248,078 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2004 at a weighted average exercise price of $8.74 per share, and

•	5,249,230 additional shares of common stock reserved for issuance under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

      To the extent stock options are exercised and the underlying shares of common stock are issued, there will be further dilution to new investors. In addition, we may grant additional stock options or issue other equity securities in the future that may be dilutive to investors in this offering.

      Assuming the exercise in full of the underwriters’ option to purchase 665,466 shares of common stock to cover over-allotments, our as adjusted net tangible book value as of March 31, 2004 would have been $117,202,143, or $6.25 per share. This represents an immediate increase in the net tangible book value of $1.35 per share to existing stockholders and immediate dilution of $15.25 per share to new investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

      The selected financial data set forth below as of December 31, 2002 and 2003 and for the three years ended December 31, 2003 are derived from our financial statements, which appear elsewhere in this prospectus and which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected financial data set forth below as of December 31, 1999, 2000 and 2001 and for the two years ended December 31, 2000 are derived from our audited financial statements which are not included in this prospectus. The selected financial data set forth below as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 are derived from our unaudited financial statements, which appear elsewhere in this prospectus. Since June 2000, we have acquired six businesses, as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. These acquisitions have significantly affected our revenues, results of operations and financial condition. The operating results of each business acquired have been included in our financial statements from the respective dates of acquisition.

      The historical results presented below are not necessarily indicative of the results to be expected for any future period. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for these unaudited periods. The data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, included elsewhere in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

Statement of Operations Data:
Revenues:
Software license	$5,347	$8,595	$9,971	$13,449	$21,391	$4,425	$6,441
Service, maintenance and hardware	8,705	11,625	17,295	30,896	42,461	7,915	14,509

Total revenues	14,052	20,220	27,266	44,345	63,852	12,340	20,950

Cost of revenues:
Software license	1,566	2,165	1,592	3,152	5,341	1,161	1,320
Service, maintenance and hardware	6,261	7,229	10,084	18,430	23,540	4,520	7,735

Total cost of revenues	7,827	9,394	11,676	21,582	28,881	5,681	9,055

Operating expenses (includes restricted stock expense and related taxes of $3,444 for the year ended December 31, 2003)	11,260	26,152	25,929	25,773	33,471	6,564	8,970

Income (loss) from operations	(5,035)	(15,326)	(10,339)	(3,010)	1,500	95	2,925
Interest and other income, net	320	661	428	145	43	25	248

Income (loss) before income taxes	(4,715)	(14,665)	(9,911)	(2,865)	1,543	120	3,173
Income tax benefit (provision)	—	—	250	(32)	(234)	(43)	(171)

Net income (loss)	$(4,715)	$(14,665)	$(9,661)	$(2,897)	1,309	77	3,002
Preferred stock accretion charge(1)	—	—	—	—	(31,500)	—	—

Net income (loss) attributable to common stockholders	$(4,715)	$(14,665)	$(9,661)	$(2,897)	$(30,191)	$77	$3,002

Net income (loss) per common share
— Basic	$(2.92)	$(7.42)	$(4.71)	$(1.18)	$(7.74)	$0.03	$0.18
— Diluted	(2.92)	(7.42)	(4.71)	(1.18)	(7.74)	0.01	0.16

						Three Months Ended
	Year Ended December 31,					March 31,

	1999	2000	2001	2002	2003	2003	2004

Weighted average common shares used to compute net income (loss) per common share
— Basic	1,616	1,977	2,051	2,453	3,903	2,475	16,917
— Diluted	1,616	1,977	2,051	2,453	3,903	9,512	19,023

	December 31,
						March 31,
	1999	2000	2001	2002	2003	2004

Balance Sheet Data:
Cash and cash equivalents	$5,225	$8,522	$11,552	$11,414	$84,953	$80,080
Working capital	3,008	5,051	3,261	1,486	73,084	67,532
Total assets	10,027	20,905	33,745	35,839	133,071	140,318
Long-term debt, current portion	—	—	748	750	—	—
Long-term debt, less current portion	—	—	—	700	—	—
Mandatorily Redeemable Convertible Preferred Stock	—	20,084	31,100	31,100	—	—
Redeemable Convertible Preferred Stock	24,740	24,744	26,480	26,480	—	—
Stockholders’ equity (deficit)	(19,204)	(33,751)	(40,699)	(43,261)	105,419	109,378

(1)	The conversion formula for our Series F preferred stock provided for adjustment of the Series F preferred stock conversion price in the event that our initial public offering price was less than $27.03 per share. Holders of Series F preferred stock received shares of common stock from the initial public offering with an aggregate value of $62,600,000. The recorded value of Series F preferred stock was $31,100,000 and as a result, upon the closing of our initial public offering, we recorded an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge resulted in a non-cash deduction from income attributable to holders of common stock and a deduction in related earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with, and are derived from, our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management’s expectations. Important factors that could cause these differences include those described in “Risk Factors” and elsewhere in this prospectus.

      We use the terms “Open Solutions,” “we,” “us” and “our” to refer to the business of Open Solutions Inc. and our subsidiaries. All references to years, unless otherwise noted, refer to our fiscal years, which end on December 31.

Overview

      We are a provider of software and services that allow financial institutions to compete and service their customers more effectively. We develop, market, license and support an enterprise-wide suite of software and services that perform a financial institution’s data processing and information management functions, including account, transaction, lending, operations, back office, client information and reporting. Our complementary products and services supplement our core software to provide our clients with fully-integrated business intelligence, customer relationship management, or CRM, check imaging, Internet banking and cash management, general ledger and profitability, loan origination, interactive voice solutions and check and item processing functions. Our software can be operated either by the financial institution itself, on an outsourced basis in one of our outsourcing centers or through an outsourcing center hosted by one of our resellers. Substantially all of our historical revenue has been generated through the licensing of our core software and our complementary products and the provision of related services and maintenance to small and mid-size commercial banks and thrifts and credit unions of all sizes.

      We derive revenues from two primary sources:

•	sales of licenses for our core software and complementary products, and

•	fees from installation, training, maintenance and support services, as well as fees generated from our outsourcing centers and the outsourcing centers hosted by our resellers.

      Our revenues have grown from approximately $14.1 million in 1999 to approximately $63.9 million in 2003. Our revenues for the three months ended March 31, 2004 were approximately $21.0 million. This growth has resulted from internal expansion and strategic acquisitions, through which we have developed and acquired new products and services and have expanded the number of clients using one or more of our products to approximately 2,400 financial institutions as of March 31, 2004.

      Software license revenue includes fees received from the licensing of application software. We license our proprietary software products under standard agreements which typically provide our clients with a perpetual non-exclusive, non-transferable right to use the software for a single financial institution upon payment of a license fee.

      We generate service and maintenance fees by converting clients to our core software suite, installing our software, assisting our clients in operating the applications, modifying and updating the software and providing outsourcing services. Our software license agreements typically provide for five years of support and maintenance. We perform outsourcing services through our two outsourcing centers and our check and item processing centers. Revenues from outsourcing center services and the check and item processing centers are derived from monthly usage fees, typically under three to five-year service contracts with our clients.

      We derive other revenues from hardware sales and client reimbursement of out-of-pocket costs. We have entered into agreements with several hardware manufacturers under which we sell computer hardware and related services, primarily to our check imaging clients. Client reimbursements represent direct costs paid to third parties primarily for data communication, postage and travel.

      We expect that our revenues from installation, training, maintenance, support services, our outsourcing centers and the outsourcing centers hosted by our resellers will continue to expand as our base of clients expands. Our maintenance revenues are the largest of these revenue components, and we expect that these revenues, due to their recurring nature, will continue to be a significant portion of our total revenue as our client base grows.

      We anticipate that the revenue from outsourcing centers hosted by our resellers will comprise a greater proportion of total revenues in future periods due to the expansion of our relationship with BISYS, Inc. Pursuant to our agreement with BISYS signed on September 30, 2003, BISYS has agreed to pay us aggregate minimum license fees of approximately $27.7 million through June 2006, including $7.2 million in fiscal year 2004. BISYS is obligated to pay us these license fees in quarterly installments.

      In November 2000, Enserv, Inc., a small consulting firm, filed a complaint against us, alleging that we breached the terms of a value-added reseller agreement. As of December 31, 2002, we had accrued $50,000 related to this complaint. On October 31, 2003, we and Enserv settled this litigation. Pursuant to the settlement, which includes mutual releases of the parties: (1) we made a payment to Enserv in the amount of $233,333; and (2) we and Enserv entered into a consulting agreement whereby Enserv is obligated to provide technical consulting services to us for two years for which Enserv will be paid $133,333 per year. Based on the terms of this agreement, we have recorded a settlement expense of $183,333 in the third quarter of 2003, and we are expensing the remaining $266,666 consulting fees ratably during the twenty-four month contract term. We have the right to cancel the consulting agreement if Enserv does not perform under the terms of the agreement.

      In May 2003, we issued an aggregate of 680,530 shares of common stock to 19 of our employees under our 2000 Stock Incentive Plan. The shares of common stock issued to each of these individuals vested at the end of seven years or vest immediately upon a change in control or initial public offerings. Prior to the closing of our initial public offering, we were recording a charge each quarter of approximately $117,000 based on amortization over seven years. This charge was accelerated on the completion of our initial public offering, resulting in a non-cash charge to our statement of operations in the fourth quarter of 2003 of approximately $3.0 million for the unamortized balance of deferred compensation. We also recorded employer tax expense of approximately $168,000 related to the restricted stock in the fourth quarter of 2003.

      In the second, third and fourth quarters of 2003, certain grants of stock options were made at exercise prices less than the fair market value of our common stock and, as a result, we recorded approximately $49,000, $98,000 and $99,000 of stock compensation expense, respectively. We will continue recording a charge each quarter of $101,000 based on amortization over the four-year vesting period of these stock options. We have not granted any stock options in 2004 with exercise prices less than the fair market value of our common stock.

      The conversion formula for our Series F preferred stock provided for adjustment of the Series F preferred stock conversion price in the event that our initial public offering price was less than $27.03 per share. Upon the closing of our initial public offering in December 2003, the holders of Series F preferred stock received shares of common stock with an aggregate value of approximately $62,600,000. The recorded value of the Series F preferred stock was $31,100,000 and as a result, on the closing of our initial public offering, we recorded an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge resulted in a non-cash deduction from income attributable to holders of our common stock and a deduction in related earnings per share.

Application of Critical Accounting Policies

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require that management make numerous estimates and assumptions. Actual results could differ from those estimates and assumptions, impacting our reported results of operations and financial position. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The critical accounting policies described below are those that are most important to the depiction of our financial condition and results of operations and their application requires management’s most subjective judgment in making estimates about the effect of matters that are inherently uncertain.

Revenue Recognition

      We generate revenues from licensing the rights to use our software products and certain third-party software products to clients. We also generate revenues from installation, training, maintenance and support services provided to clients, and from outsourcing center services and hardware sales related to our check imaging business.

      We recognize revenue in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition. Under SOP 97-2, we recognize software license revenue when a noncancelable license agreement has been executed, fees are fixed and determinable, the software has been delivered, accepted by the client if acceptance is required by the contract and other than perfunctory, and collection is considered probable. The software licenses are sold in conjunction with professional services for installation, training, maintenance and support. For these arrangements, a portion of the total contract value is attributed first to the maintenance arrangement based on its fair value, which is derived from renewal rates. Another portion of the contract value is then attributed to installation and training services based on estimated fair value, which is derived from rates charged for similar services provided on a stand-alone basis multiplied by estimated hours to complete. Our software license agreements generally do not require significant modification or customization of the underlying software, and accordingly, installation and training services are not considered essential to functionality. The remainder of the total contract value is then attributed to the software licenses based on the residual method described in SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. The estimated hours and hourly rate for installation and training services affect the timing and amount of revenue recognized from license fees and installation and training services. Due to the uncertainties inherent in the estimation process, actual hours to complete installation and training services or the estimated hourly rate of these services may differ from estimates. If customization of our software is required, we recognize revenue using the percentage-of-completion method. The complexity of some software license agreements requires us to routinely apply judgments regarding the application of software recognition accounting principles to specific agreements and transactions.

      Revenues from software maintenance are typically generated under five-year agreements and are recognized ratably over the life of the agreements. Revenues from installation and training services are recognized as services are performed. We calculate revenue recognition for installation and training services based on the ratio of hours incurred to estimated total hours for the project. Accordingly, we must estimate the hours to complete the installation and training, and it is possible that estimates may be revised. These revisions are recognized in the period in which the revisions are determined, and changes in these estimates could have a material effect on our financial statements.

      Deferred revenue is comprised of payments received related to product delivery, maintenance and other services, which have been paid by customers prior to the recognition of revenue. Deferred revenue relates primarily to cash received for maintenance contracts in advance of services performed, which is recognized as revenue ratably as services are performed. Deferred costs are comprised of costs incurred prior to the recognition of related revenue.

      Data center revenues associated with allowing customers to utilize our software products on an outsourced basis are recognized in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Revenues associated with installation of data center arrangements are recognized as services are performed, and revenues from data center services are recognized over the term of the arrangement, typically three to five years. The total contract value is allocated based on the relative fair value of the installation and data center services.

      We are receiving payments under certain license and marketing agreements with resellers. We have provided a master license to our two primary resellers BISYS, Inc. and Connecticut On-Line Computer Center, Inc., or COCC, and do not have any other continuing obligation to provide additional products or services, other than the provision of client support and maintenance. We recognize revenue when the revenue recognition criteria under SOP No. 97-2 are met, including when evidence of an arrangement exists, fees are fixed and determinable, collectibility is reasonably assured, and delivery has occurred.

      We recognize hardware revenue related to our check imaging products on a percentage-of-completion basis because installation services related to these arrangements and the software related to these arrangements are considered essential to the functionality of certain of the hardware.

      Percentage-of-completion for services related to our check imaging product arrangements is measured by the total hours incurred to date for each contract compared to the estimated total hours to complete that contract. We record provisions for estimated losses on contracts in the period in which such losses become known. Changes in estimates of sales, costs, and profits are recognized in the period which they are determined using the cumulative catch-up method of accounting. If the software is not essential to the functionality of the hardware, we recognize hardware revenue upon delivery.

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The amount of our reserve is based on historical experience and our analysis of the accounts receivable balance outstanding. If the financial condition of our clients were to deteriorate, resulting in their inability to make payments, additional allowances may be required which would result in an additional expense in the period that this determination was made. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Stock Compensation

      We apply the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and comply with the disclosure provisions of statement of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock Based Compensation — Transition and Disclosure. Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option. The calculation of the intrinsic value of a stock award is based on management’s estimate of the fair value of our common stock. Changes in this estimate could have a material impact on stock compensation expense in our financial statements.

Software Development Costs

      Software development costs for new software products and additional modules for existing software are expensed as incurred until technological feasibility is established, in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Technological feasibility is established when a working model of the product has been completed and completeness of the working model and its consistency with the product design has been confirmed by testing. Internal software development costs qualifying for capitalization under SFAS No. 86 have not been significant.

Accounting for Purchase Business Combinations

      All of our acquisitions were accounted for as purchase transactions, and the purchase price was allocated to the assets acquired and liabilities assumed based on the fair value of the acquired company’s then-current assets, purchased technology, property and equipment and liabilities. The excess of the purchase price over the fair value of net assets acquired or net liabilities assumed has been allocated to goodwill. The fair value of amortizable intangibles, primarily consisting of purchased technology, was determined using an estimate of discounted future cash flows related to the technology. Actual future cash flows from purchased technology could differ from estimated future cash flows. The allocation between amortizable intangibles and goodwill impacts future amortization expense in the financial statements.

      We amortize intangibles over their estimated economic lives. While we believe it is unlikely that any significant changes to the useful lives of our tangible and intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and our future operating results.

Long-Lived Assets, Intangible Assets and Goodwill

      We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results,

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business, and

•	significant negative industry or economic trends.

      We also perform an annual impairment test of goodwill in accordance with SFAS No. 142, Goodwill and Intangible Assets. We assess potential impairment based on a number of factors including past operating results, budgets, economic projections, market trends, product development cycles, and estimated future cash flows. Changes in these assumptions and estimates could cause a material impact on our financial statements.

Acquisitions

      Since June 2000, we have expanded our product offerings and client base through the acquisition of six businesses. The operating results of each business acquired have been, or in the case of the acquisition of Maxxar Corporation, will be included in our financial statements from the respective dates of acquisition.

      On June 16, 2000, we purchased certain assets and liabilities of Global Payment Systems LLC for a purchase price of $836,000, consisting of $635,000 in cash and 21,460 shares of our Series F preferred stock. This acquisition was recorded under the purchase method with the total consideration allocated to the fair value of the assets acquired, including purchased technology of $1.0 million. This acquisition provided us with a web-based cash management system and other products and clients.

      On August 3, 2001, we acquired Sound Software Development, Inc. for a purchase price of $3.0 million, consisting of $1.7 million in cash, 80,472 shares of our Series G preferred stock and 55,496 shares of our common stock. In conjunction with this acquisition, we incurred $113,000 of acquisition related costs. This acquisition was recorded under the purchase method with the total consideration allocated to the fair value of the assets acquired, including purchased technology of $832,000, goodwill of $1.6 million and other intangibles of $196,000. Additionally, we recorded a charge of $447,000 related to in-process research and development. This acquisition expanded our complementary product offering to include loan origination software and expanded our client base.

      On December 14, 2001, we acquired Imagic Corporation for a purchase price of $4.2 million, consisting of $1.8 million in cash and 314,486 shares of our common stock. Our assumed liabilities included a note payable of $748,000 that was subsequently paid in full in January 2002. In conjunction with this acquisition, we incurred $120,000 of acquisition related costs. This acquisition was recorded under the purchase method with the total consideration allocated to the fair value of the assets acquired, including purchased technology of $1.9 million, goodwill of $4.0 million and other intangibles of $80,000. This acquisition expanded our complementary product offering to include check imaging software and services and expanded our client base.

      During 2002, we acquired business operations from HNC Financial Solutions, Inc. On March 29, 2002, we acquired certain intellectual property rights of HNC Financial Solutions, Inc. and assumed the related future software maintenance and support obligations in exchange for a $500,000 promissory note. This note was paid in full in December 2003 with the proceeds from our initial public offering. We concurrently entered into a license and service agreement with the seller for the HNC Profit Manager software in exchange for $564,000 in cash. In conjunction with this acquisition, we incurred $39,000 of acquisition related costs. This acquisition expanded our complementary product offering to include financial accounting, asset/ liability management and financial planning products, and expanded our client base and product offerings.

      On October 31, 2002, we purchased the intellectual property rights that had been licensed in the March 2002 HNC Financial Solutions transaction, plus accounts receivable and related future software maintenance and support obligations for a $950,000 promissory note. This note was paid in December 2003 with the proceeds from our initial public offering. The combined transaction was recorded under the purchase method with the purchase price allocated to the fair value of the assets acquired, including purchased technology of $1.2 million and goodwill of $772,000. This acquisition expanded our financial product offering to include profitability analysis.

      On July 1, 2003, we acquired substantially all of the assets of Liberty FiTech Systems, Inc. and assumed certain liabilities and the related future software maintenance and support obligations for consideration of $11.7 million, consisting of $8.0 million in cash, a $1.9 million promissory note and 133,195 shares of our common stock. The 133,195 shares of common stock issued to Liberty FiTech Systems, Inc. were subject to a put and call agreement, in which Liberty FiTech Systems, Inc. had the right to require us to purchase the shares at a price of $13.51 per share, and we had the right to require Liberty FiTech Systems, Inc. to sell these shares to us at a price of $13.51 per share. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. On December 2, 2003, we purchased these 133,195 shares at a price of $13.51 per share, or an aggregate of approximately $1.8 million. The note was paid in full in December 2003 with the proceeds from our initial public offering. The acquisition was recorded under the purchase method with the total consideration allocated to the fair value of assets acquired, including purchased technology of $530,000, goodwill of $4.8 million and other intangible assets of $6.7 million. We view this acquisition as an opportunity to increase our core data processing client base among credit unions and to increase the recurring revenue component of our revenues.

      On February 24, 2004, we acquired Maxxar Corporation for a cash price of $6.5 million. In connection with the acquisition, we incurred approximately $175,000 of acquisition related costs. This acquisition is being recorded under the purchase method of accounting with the total consideration allocated to the fair value of assets acquired including purchased technology of approximately $760,000, goodwill of approximately $4.0 million and other intangible assets of approximately $700,000. This acquisition expanded our complementary product offerings to include a comprehensive suite of interactive voice information solutions and computer telephony integration products.

Results of Operations

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

	(in thousands)
Statement of Operations Data:
Revenues:
Software license	$9,971	$13,449	$21,391	$4,425	$6,441
Service, maintenance and hardware	17,295	30,896	42,461	7,915	14,509

Total revenues	27,266	44,345	63,852	12,340	20,950
Cost of revenues:
Software license	1,592	3,152	5,341	1,161	1,320
Service, maintenance and hardware	10,084	18,430	23,540	4,520	7,735

Total cost of revenues	11,676	21,582	28,881	5,681	9,055
Operating expenses:
Sales and marketing	8,771	9,533	10,729	2,460	2,899
Product development	7,643	6,223	6,854	1,601	1,962
General and administrative (includes restricted stock expense and related taxes of $3,444 for the year ended December 31, 2003)	9,068	10,017	15,888	2,503	4,109
In-process research and development	447	—	—	—	—

Total operating expenses	25,929	25,773	33,471	6,564	8,970
Income (loss) from operations	(10,339)	(3,010)	1,500	95	2,925
Interest income and other, net	428	145	43	25	248

Income (loss) before income taxes	(9,911)	(2,865)	1,543	120	3,173
Income tax benefit (provision)	250	(32)	(234)	(43)	(171)

Net income (loss)	$(9,661)	$(2,897)	$1,309	$77	$3,002

				Three Months Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

As a Percentage of Revenues:
Revenues:
Software license	36.6%	30.3%	33.5%	35.9%	30.7%
Service, maintenance and hardware	63.4	69.7	66.5	64.1	69.3

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues:
Software license	5.8	7.1	8.4	9.4	6.3
Service, maintenance and hardware	37.0	41.6	36.9	36.6	36.9

Total cost of revenues	42.8	48.7	45.3	46.0	43.2
Operating expenses:
Sales and marketing	32.2	21.5	16.8	19.9	13.8
Product development	28.0	14.0	10.7	13.0	9.4
General and administrative	33.3	22.6	24.9	20.3	19.6
In-process research and development	1.6	—	—	—	—

Total operating expenses	95.1	58.1	52.4	53.2	42.8
Income (loss) from operations	(37.9)	(6.8)	2.3	0.8	14.0
Interest income and other, net	1.6	0.3	0.1	0.2	1.1

Income (loss) before income taxes	(36.3)	(6.5)	2.4	1.0	15.1
Income tax benefit (provision)	0.9	(0.1)	(0.4)	(0.4)	(0.8)

Net income (loss)	(35.4)	(6.6)	2.0	0.6	14.3

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

      Revenues. We generate revenues from licensing the rights to use our software products and certain third-party software products to clients. We also generate revenues from installation, training, maintenance and support services provided to clients, from outsourcing center services and from hardware sales related to our check imaging business. Revenues increased 69.8% from $12.3 million for the three months ended March 31, 2003 to $21.0 million for the three months ended March 31, 2004. This increase was attributable to a $2.0 million increase in licensing revenue from our core and complementary products attributable to sales to new clients, sales of additional products to existing clients and an increase in license fees from BISYS. The increase in revenues was also attributable to an increase of $2.5 million in our implementation and other professional services, $1.9 million of which is related to our core software products, primarily resulting from conversions to our core product and $600,000 of which is related to our complementary products. Of the $1.9 million increase related to our core products, $289,000 was from the Liberty FiTech Systems, Inc. business. We also realized an increase of $1.7 million in our maintenance revenue, $893,000 of which is from the Liberty FiTech Systems, Inc. business, and an increase of $1.7 million in our outsourcing revenues, $1.3 million of which is from the Liberty FiTech Systems, Inc. business. The acquisition of Liberty FiTech Systems, Inc. on July 1, 2003 also contributed an additional $312,000 to revenues consisting primarily of license and hardware revenues for the three months ended March 31, 2004. We expect that, due to the amendment of our agreement with BISYS, the proportion of revenues generated from our resellers will increase in the future.

      Cost of Revenues. Cost of revenues includes third party license fees and the direct expenses associated with providing our services such as systems operations, customer support, installations, professional services and other related expenses. Cost of revenues increased 59.4% from $5.7 million for the three months ended March 31, 2003 to $9.1 million for the three months ended March 31, 2004. The increase was due primarily to a $964,000 increase in costs associated with implementation and other professional services, $285,000 of which is from the Liberty FiTech Systems, Inc. business, a $727,000 increase in costs associated with maintenance, $574,000 of which is from the Liberty FiTech Systems, Inc. business and a $906,000 increase in costs associated with the growth of our outsourcing business, $652,000 of which is from the Liberty FiTech Systems, Inc. business. The Liberty FiTech Systems, Inc. business contributed an additional $82,000 of license, service and hardware costs for the three months ended March 31, 2004. Cost of revenues represented 46.0% of revenues for the three months ended March 31, 2003 as opposed to 43.2% of revenues for the three months ended March 31, 2004. Cost of revenues increased on an absolute basis primarily from increased third party license costs and costs of professional services associated with our revenue growth. Cost of revenues as a percentage of revenues decreased primarily because certain of our costs are fixed and our revenues grew at a faster rate than our costs. We expect that, due to the amendment of our agreement with BISYS, our cost of revenues as a percentage of revenues will continue to decrease, as margins generated by revenues from our resellers have historically been higher than those generated by other sources of revenue.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses include salaries and commissions paid to sales and marketing personnel and other costs incurred in marketing our products and services. Sales and marketing expenses increased 17.8% from $2.5 million for the three months ended March 31, 2003 to $2.9 million for the three months ended March 31, 2004. This increase was due primarily to increases in commissions from higher revenues and the addition of ten sales and marketing employees as a result of the Liberty FiTech, Inc. acquisition after March 2003. Sales and marketing expenses represented 19.9% of revenues for the three months ended March 31, 2003 as opposed to 13.8% of revenues for the three months ended March 31, 2004. Sales and marketing expenses as a percentage of revenues decreased primarily because we did not increase our sales or marketing expenses significantly, but revenues continued to grow. In the event that we acquire product lines or businesses in the future, we would anticipate that, based on the nature and magnitude of those acquisitions, our sales and marketing expenses would increase more significantly as a result of those acquisitions.

      Product Development. Product development expenses include salaries of personnel in our product development department, consulting fees and other related expenses. Product development expenses increased 22.5% from $1.6 million for the three months ended March 31, 2003 to $2.0 million for the three months ended March 31, 2004. This increase was due primarily to a $239,000 increase in product development expenses from the Liberty FiTech Systems, Inc. business. Product development expenses represented 13.0% of revenues for the three months ended March 31, 2003 as opposed to 9.4% of revenues for the three months ended March 31, 2004. Product development expenses as a percentage of revenues decreased primarily because our major product lines are largely developed and therefore did not require incremental investment.

      General and Administrative. General and administrative expenses consist of salaries for executive, administrative and financial personnel, consulting expenses and facilities costs such as office leases, insurance and depreciation. General and administrative expenses increased 64.2% from $2.5 million for the three months ended March 31, 2003 to $4.1 million for the three months ended March 31, 2004. The increase was due primarily to $637,000 of expense from the acquisition of the Liberty FiTech Systems, Inc. business, professional fees and other costs related to the requirements of being a public company and $100,000 of stock based compensation expense related to certain grants of stock options during the second, third and fourth quarters of 2003 at exercise prices less than the fair value of our common stock. General and administrative expenses represented 20.3% of revenues for the three months ended March 31, 2003 as opposed to 19.6% of revenues for the three months ended March 31, 2004. General and administrative expenses as a percentage of revenues decreased primarily because revenues grew at a higher rate than expenses. In the event that we acquire product lines or businesses in the future, we would anticipate that, based on the nature and magnitude of those acquisitions, our general and administrative expenses would increase more significantly as a result of those acquisitions.

      Interest Income, net. Interest income, net, increased from $25,000 for the three months ended March 31, 2003 to $248,000 for the three months ended March 31, 2004. This increase was due primarily to increased interest income from the investment of the proceeds of our initial public offering in the fourth quarter of 2003.

      Income Tax Provision. Income tax provision increased 297.7% from $43,000 for the three months ended March 31, 2003 to $171,000 for the three months ended March 31, 2004. The increase was primarily because increased profitability resulted in federal alternative minimum tax, higher state income tax expense and deferred federal tax expense related to the tax amortization of goodwill from the Liberty FiTech Systems Inc. acquisition.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Revenues. Revenues increased 44.0% from $44.3 million for the year ended December 31, 2002 to $63.9 million for the year ended December 31, 2003. This increase was attributable primarily to a $6.9 million increase in licensing revenue from our core and complementary products attributable to sales to new clients, cross sales to existing clients and an increase in license fees from BISYS. There was an increase of $6.9 million in our maintenance revenue, $1.7 million of which is from the Liberty FiTech Systems, Inc. business and $4.4 million in our outsourcing revenues, $2.5 million of which is from the Liberty FiTech Systems, Inc. business. The acquisition of Liberty FiTech Systems, Inc. on July 1, 2003 contributed an additional $2.7 million to revenues consisting primarily of license, service and hardware revenues for the year ended December 31, 2003.

      Cost of Revenues. Cost of revenues increased 33.8% from $21.6 million for the year ended December 31, 2002 to $28.9 million for the year ended December 31, 2003. The increase was due primarily to a $2.1 million increase in costs associated with maintenance, $1.1 million of which is from the Liberty FiTech Systems, Inc. business, and a $1.5 million increase in costs associated with the growth of our outsourcing business, $1.2 million of which is from the Liberty FiTech Systems, Inc. business. The Liberty FiTech Systems, Inc. business contributed an additional $2.0 million of license, service and hardware costs. Cost of revenues represented 48.7% of revenues for the year ended December 31, 2002 as opposed to 45.3% of revenues for the year ended December 31, 2003. Cost of revenues as a percentage of revenues decreased primarily because our revenues grew at a faster rate than our costs. In addition, we experienced a decrease in sales of low-margin hardware during the period.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased 12.5% from $9.5 million for the year ended December 31, 2002 to $10.7 million for the year ended December 31, 2003. This increase was due primarily to a incremental $1.0 million increase in sales and marketing expenses from owning the HNC business for a full year and owning Liberty FiTech Systems Inc. for six months in 2003. Sales and marketing expenses represented 21.5% of revenues for the year ended December 31, 2002 as opposed to 16.8% of revenues for the year ended December 31, 2003. Sales and marketing expenses as a percentage of revenues decreased primarily because we did not increase our sales or marketing expenses significantly, but revenues continued to grow.

      Product Development. Product development expenses increased 10.1% from $6.2 million for the year ended December 31, 2002 to $6.9 million for the year ended December 31, 2003. This increase was due primarily to a $0.5 million increase in product development expenses from the Liberty FiTech Systems, Inc. business. Product development expenses represented 14.0% of revenues for the year ended December 31, 2002 as opposed to 10.7% of revenues for the year ended December 31, 2003. Product development expenses as a percentage of revenues decreased primarily because our major product lines are largely developed and therefore did not require incremental investment.

      General and Administrative. General and administrative expenses increased 58.6% from $10.0 million for the year ended December 31, 2002 to $15.9 million for the year ended December 31, 2003. The increase was due primarily to a $3.4 million expense related to the shares of restricted stock issued to certain employees as a result of the initial public offering and $1.2 million of expense from the acquisition of the Liberty FiTech Systems, Inc. business. In addition, there was a $0.5 million increase in accounting and legal fees, due primarily to non-recurring expenses associated with preparing for our initial public offering and settling an outstanding litigation matter. General and administrative expenses represented 22.6% of revenues for the year ended December 31, 2002 as opposed to 24.9% of revenues for the year ended December 31, 2003. General and administrative expenses as a percentage of revenues increased primarily because of the restricted stock expense mentioned above.

      Interest Income and Other, net. Interest income and other, net, decreased from $145,000 for the year ended December 31, 2002 to $43,000 for the year ended December 31, 2003. This decrease was due primarily to increased interest payments because of the debt incurred as a result of the acquisitions of Liberty FiTech Systems, Inc. and HNC Financial Solutions, as well as the draw down on our credit facility offset by interest earned on the investment of the proceeds of the initial public offering.

      Income Tax Benefit (Provision). Income tax provision increased 631.3% from $32,000 for the year ended December 31, 2002 to $234,000 for the year ended December 31, 2003. The increase was primarily because of increased profitability resulting in higher state tax expense and deferred federal tax expense related to the tax amortization of goodwill from the Liberty FiTech Systems Inc. acquisition.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Revenues. Revenues increased 62.6% from $27.3 million for 2001 to $44.3 million for 2002. The increase in revenues was partly a result of a $4.8 million increase in maintenance revenues due to an increase in the size of our client base, as well as a $2.8 million increase in revenues from our outsourcing center. In addition, we acquired two businesses in 2001, which contributed revenue for the partial year in 2001 and the full year in 2002, and one business in 2002, which contributed revenue for the partial year in 2002. Our acquired businesses accounted for $11.7 million of revenues in 2002 as opposed to $1.9 million of revenues in 2001. This $9.8 million increase represented 57.4% of our total growth in revenues between 2001 and 2002.

      Cost of Revenues. Cost of revenues increased 84.8% from $11.7 million for 2001 to $21.6 million for 2002. The increase was due primarily to a $5.8 million increase in cost of revenues from the companies we acquired in 2002 and 2001. We also incurred an additional $1.5 million in costs in 2002 at our outsourcing center, which did not open until May 2001 and had more clients in 2002 than 2001. Cost of revenues represented 42.8% of revenues for 2001 as opposed to 48.7% of revenues for 2002. Cost of revenues as a percentage of revenues increased primarily due to the acquisition of the Imagic business in December 2001, which is hardware-intensive and has lower gross margins than our other products.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased 8.7% from $8.8 million for 2001 to $9.5 million for 2002. The increase was due primarily to an increase of $1.5 million in sales and marketing costs from the companies we acquired in 2002 and 2001, a $0.4 million increase in account management team expenses in 2002 partially offset by a $0.6 million reduction in personnel and related costs in our sales and pre-sales department and a $0.5 million reduction in marketing costs. Sales and marketing expenses represented 32.2% of revenues for 2001 as opposed to 21.5% of revenues for 2002. Sales and marketing expenses as a percentage of revenues decreased primarily due to the fact that we did not increase our sales and marketing expenses significantly as revenues continued to grow.

      Product Development. Product development expenses decreased 18.6% from $7.6 million for 2001 to $6.2 million for 2002. The decrease was due primarily to the fact that the $1.0 million annual amortization of our development cost of one of our e-commerce products ended in December 2001. Product development expenses represented 28.0% of revenues for 2001 as opposed to 14.0% of revenues for 2002. Product development expenses as a percentage of revenues decreased primarily because the amortization expense described above ended in 2001 and the development effort for our major products did not require as much investment in 2002 as it did in 2001.

      General and Administrative. General and administrative expenses increased 10.5% from $9.1 million for 2001 to $10.0 million for 2002. This increase was due primarily to a $1.1 million increase in general and administrative expenses associated with the companies we acquired in 2002 and 2001 offset by a $0.6 million decrease in compensation expense related to the elimination of an executive position. General and administrative expenses represented 33.3% of revenues for 2001 as opposed to 22.6% of revenues for 2002. General and administrative expenses as a percentage of revenues decreased primarily because our corporate overhead was sufficient to accommodate the needs of the organization as revenues increased.

      In 2001, we recorded a one-time charge of $447,000 related to in-process research and development acquired as part of the August 3, 2001 acquisition of Sound Software Development Inc. that had not yet reached technological feasibility and had no alternative use. There was no charge for acquired in-process research and development in 2002.

      Interest Income and Other, net. Interest and other income decreased 66.1% from $428,000 in 2001 to $145,000 in 2002. This decrease was due to lower average cash balances and lower interest rates.

      Income Tax Benefit (Provision). Income tax benefit was $250,000 in 2001 due to our research and development tax benefit from the State of Connecticut. Income tax provision was $32,000 in 2002. In 2002, our tax benefits were not sufficient to offset all of our state tax obligations.

Liquidity and Capital Resources

      At December 31, 2001, 2002 and 2003, we had cash and cash equivalents totaling $11.6 million, $11.4 million and $85.0 million, respectively. At March 31, 2004, we had cash and cash equivalents totaling $80.1 million.

      The following table sets forth the elements of our cash flow statement for the following periods:

	Year Ended December 31,			Three Months Ended
				March 31,
	2001	2002	2003	2004

	(in thousands)
Net cash provided by (used in) operating activities	$(3,332)	$2,702	$10,069	$5,526
Net cash used in investing activities	(5,606)	(2,280)	(17,582)	(11,124)
Net cash provided by (used in) financing activities	11,968	(560)	81,052	725

Cash from Operating Activities

      Cash used in operations for the year ended December 31, 2001 was attributable to a net loss of $9.7 million, depreciation and amortization and other non-cash items of $3.6 million and a decrease in working capital of $2.8 million primarily due to an increase in payments received from clients in advance of product and service delivery and an improvement in collections of account receivables. Cash provided by operations for the year ended December 31, 2002 was attributable to a net loss of $2.9 million, depreciation and amortization and other non-cash items of $3.2 million and a decrease in working capital of $2.4 million primarily due to an increase in payments received from clients in advance of product and service delivery. Cash provided by operations in the year ended December 31, 2003 was attributable to net income of $1.3 million, depreciation and amortization and other non-cash items, including restricted stock expense of $7.5 million and an increase in working capital of $1.2 million. Cash provided by operations in the three months ended March 31, 2004 was attributable to net income of $3.0 million, depreciation and amortization and other non-cash items of $1.3 million and a decrease in working capital of $1.2 million, primarily due to an increase in deferred revenues.

Cash from Investing Activities

      Cash from investing activities consists primarily of purchases of fixed assets, investments in marketable securities and business acquisitions. Total capital expenditures for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004 were $2.2 million, $1.7 million, $1.5 million and

$1.4 million respectively, and were primarily related to the purchase of computer equipment, computer software, software development services, furniture and fixtures and leasehold improvements. We currently have no significant capital spending or purchase commitments, but expect to continue to engage in capital spending in the ordinary course of business. We estimate that our capital expenditures in the year ending December 31, 2004 will be approximately $3.0 million.

      In the year ended December 31, 2003 and the three months ended March 31, 2004, we purchased $8.1 million and $3.1 million, respectively, in marketable securities.

      Net cash used in investing activities for acquisitions was $3.4 million for the year ended December 31, 2001 and $564,000 for the year ended December 31, 2002. Net cash used in investing activities for the year ended December 31, 2003 included $8.0 million used for the acquisition of substantially all the assets of Liberty FiTech Systems, Inc. Net cash used in investing activities for the three months ended March 31, 2004 included $6.6 million used for the acquisition of Maxxar Corporation, net of cash received.

Cash from Financing Activities

      On December 2, 2003, we completed our initial public offering raising proceeds, net of expenses, of $86.4 million. For the year ended December 31, 2001, we obtained $12.0 million in funding, primarily through the issuance of shares of our preferred stock.

      During the three months ended March 31, 2004, we received $830,000 of proceeds from the exercise of stock options.

      In April 2003, we obtained a credit facility upon which we could draw an aggregate amount of $4.0 million. We had borrowed $1.7 million against the equipment portion of the facility, which was paid in full in December 2003 from the proceeds of the initial public offering. In February 2004, we terminated our credit facility. As of March 31, 2004, we have no outstanding long-term debt. For the years ended December 2003, 2002 and 2001 we made total payments of principal of $5.0 million, $748,000 and $91,000 respectively, to repay outstanding long term debt.

      We currently anticipate that our current cash balance and cash flow from operations will be sufficient to meet our presently anticipated capital needs for the next twelve months, but may be insufficient to provide funds necessary for any future acquisitions we may make during that time. To the extent we require additional funds, whether for acquisitions or otherwise, we may seek additional equity or debt financing. Such financing may not be available to us on terms that are acceptable to us, if at all, and any equity financing may be dilutive to our stockholders. To the extent we obtain additional debt financing, our debt service obligations will increase and the relevant debt instruments may, among other things, impose additional restrictions on our operations, require us to comply with additional financial covenants or require us to pledge assets to secure our borrowings.

Off Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations as of March 31, 2004

	Payments Due by Period

		Less than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	More than 5 Years

Long-Term Debt	$—	$—	$—	$—	$—
Capital Lease Obligations	508,000	459,000	49,000	—	—
Operating Leases	2,972,000	1,502,000	1,351,000	119,000	—

Total Contractual Obligations	$3,480,000	$1,961,000	$1,400,000	$119,000	$—

      On May 4, 2004, we entered into a lease agreement for a new corporate headquarters facility. The term of this lease agreement commences on August 1, 2005, or earlier upon mutual written consent of us and the lessor. The future minimum payments under this lease agreement are $0 due in less than one year, $1.5 million due in one to three years, $1.9 million due in three to five years and $2.8 million due in more than five years.

Income Taxes

      At December 31, 2003, we had $43.2 million of federal net operating loss carryforwards that begin expiring in 2007 and had $35.8 million of state net operating loss carryforwards that begin to expire in 2004. At December 31, 2003, we had $513,000 of federal research and development credit carryforwards that begin to expire in 2007; $355,000 of state research and development carryforwards with an unlimited carryforward period; and $405,000 of state non-research and development carryforwards that begin expiring in 2004.

      We have determined that it is more likely than not that our deferred tax assets will not be utilized and, accordingly, we have recorded a full valuation allowance against our deferred tax assets. Currently, we charge against income for certain state taxes and federal alternative minimum taxes. If we determine that the deferred tax assets will be utilized and the valuation allowance is reversed, we will report a significant income tax benefit in that period and, for subsequent periods, will record a tax provision against income at the effective statutory rate. However, we do not expect to incur significant tax payments until all anticipated net operating loss carry forwards and research and development tax credits are utilized. The reversal could occur in the next year should we continue to be profitable and sufficient positive evidence exists to support its reversal.

      For the year ended December 31, 2001, we recorded a Connecticut tax benefit of $250,000. The benefit is the result of Connecticut legislation which allowed us to obtain cash refunds from the State of Connecticut for a portion of research and development tax credits in exchange for foregoing the carryforward of these credits into future years.

      As defined in Section 382 of the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating losses and tax credit carry forwards. We experienced such an ownership change in 1995. This offering will likely result in a second ownership change.

      This limitation of the utilization of federal net operating losses imposed by Section 382 is applied annually and is equal to a published long term exempt rate multiplied by the aggregate fair value of the company immediately prior to the ownership change. This resulting limitation may also be increased by imputed tax deductions of certain intangibles resulting from built-in gains, as defined. We do not believe that the Section 382 limitation with respect to the 1995 ownership change nor the change that might result from this offering will result in the loss of any net operating losses or tax credit carry forwards prior to their expiration. As a result of future issuance of, sales of, and other transactions involving our common stock, we may experience an ownership change in the future, which could cause such federal net operating losses and tax credit carryforwards to be subject to limitation under Section 382.

Recently Issued Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This issue addresses revenue recognition for arrangements with multiple deliverables which should be considered as separate units of accounting if the deliverables meet certain criteria as described in EITF 00-21. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Early adoption is permitted. The adoption of this standard on July 1, 2003, did not have a material impact on our financial statements.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”). FIN 46R defers the effective date of FIN 46 until the scope of the American Institution of Certified Public Accountants’ (“AICPA”) accounting and auditing guide is clarified. We have no interest in an entity which would qualify as a variable interest entity. As a result, the adoption of this standard did not have a material impact on the accompanying financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, including mandatorily redeemable instruments, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 is effective for all interim periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on our other financial instruments.

      In May 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software. This issue addresses revenue recognition for arrangements that include non-software deliverables, such as hardware, that are more than incidental to the products or services as a whole. The consensus indicates that, if the software is not essential to the functionality of the non-software deliverable, the non-software deliverable is excluded from the scope of SOP 97-2. We expect that the impact of applying EITF 03-5 on our gross margin will depend on the timing and magnitude of our hardware sales. Under EITF 03-5, hardware revenue, previously bundled with software and recognized on a percentage of completion basis, may be recognized upon delivery of the hardware. In certain cases, this may result in earlier recognition of revenue than when the revenue was recognized under the previous methodology. However, the completion of the check imaging arrangements are normally not of long duration, so this impact was not material.

      In December 2003, the SEC issued SAB No. 104, “Revenue Recognition.” SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. It also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of SAB No. 104 in the fourth quarter of 2003 had no material impact on our financial position, results of operations or cash flows.

      In April 2004, the Emerging Issues Task Force issued Statement No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 (EITF 03-6). EITF 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF 03-6 also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 and requires retroactive restatement of prior earnings per share amounts. The adoption of EITF 03-6 could require us to retroactively restate prior reported earnings per share amounts. We are currently evaluating the effect of adopting EITF 03-6.

Quantitative and Qualitative Disclosures About Market Risk

      We transact business with clients almost exclusively in the United States and receive payment for our services and pay our expenses almost exclusively in United States dollars. As a result, our financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

      Our interest expense is generally not sensitive to changes in the general level of interest rates in the United States, particularly because a substantial majority of our indebtedness is at fixed rates. A 10% increase or decrease in interest rates would not have a material adverse effect on our financial condition.

      We do not hold derivative financial or commodity instruments, nor engage in any foreign currency transactions, and all of our cash and cash equivalents are held on deposit with banks and in highly liquid marketable securities with maturities of three months or less.

BUSINESS

Overview

      Open Solutions Inc. is a provider of software and services that allow financial institutions to compete and service their customers more effectively. We develop, market, license and support an enterprise-wide suite of software and services that performs a financial institution’s data processing and information management functions, including account, transaction, lending, operations, back office, client information and reporting. Our core software and our complementary products access and update real-time data stored in a single relational database, which is designed to deliver strategic benefits to financial institutions. Our software can be operated either by the financial institution internally or on an outsourced basis in one of our outsourcing centers or through an outsourcing center hosted by one of our resellers. We have historically targeted commercial banks and thrifts with assets under $20 billion and all credit unions. Our aggregate revenues increased from approximately $27.3 million in 2001 to approximately $44.3 million in 2002, and were approximately $63.9 million for the year ended December 31, 2003.

      Our complementary products can be licensed to financial institutions separately or as part of our fully-integrated suite. When combined with our core software, these complementary products provide financial institutions with a suite of applications that operate efficiently and take advantage of the architecture of our core solution, limiting the need for software customization or middleware, which is software that allows two applications to interface. Our complementary products, which are fully integrated with our core, include business intelligence, customer relationship management, or CRM, check imaging, interactive voice response, Internet banking and cash management, general ledger and profitability, loan origination and check and item processing functions. We use an open and flexible software architecture to maximize a client’s flexibility with respect to different hardware configurations and third-party software applications that are commonly used by financial institutions, allowing our clients to select our complete suite or third-party products without incurring substantial additional implementation costs. Based on a design that is customer-centric, our software leverages an institution’s customer information through data mining (sorting through data to identify patterns and establish relationships) and collaborative filtering (the creation of recommendations for a customer based on data gathered on similar customers’ actions and preferences) and allows an institution to provide its customers with better service, improve customer retention and identify and pursue potential cross-selling opportunities.

      In contrast to legacy systems, our technologies are fully integrated, open, flexible, customer-centric and efficient, permitting financial institutions to draw on and deliver consistent information quickly. Our technology allows our clients to access information from disparate sources and then analyze and distribute that information for use at the point of customer contact. We believe that our products and services enable our clients to reduce their overall core processing and operational costs and meet their strategic needs more effectively.

      The following graphic depicts the key differences between a legacy system and our core software:

Industry Background

      Financial institutions have historically invested a significant amount of money in information technology systems. Technology research firm IDC estimates that banks, thrifts and credit unions in the United States spent approximately $42 billion on information technology during 2003 and expects spending to grow to over $52 billion by 2007. According to Thomson Financial Inc., a leading provider of industry information, there are approximately 19,460 commercial banks, thrifts and credit unions in the United States, approximately 19,400 of which have an asset base of under $20 billion.

      We believe that these financial institutions, which have traditionally competed on the basis of personalized service, are facing increasing challenges to improve their operating efficiencies. These challenges include the entrance of non-traditional competitors, the compression of margins on traditional products, significant channel proliferation and the convergence of financial products into a single institution. Recent legislation has allowed non-traditional competitors, such as insurance companies and brokerage houses, to enter the market for traditional banking products. Because these competitors are able to subsidize traditional banking products with the revenues of other, higher-profit products, financial institutions have experienced lower margins, increasing the pressure to reduce costs while continuing to offer an increasing array of consumer products and services. At the same time, the cost and complexity of delivering these products and services has increased as the widespread introduction of new technology has forced financial institutions to expand their distribution channels to include ATMs, telephone banking, Internet banking and wireless devices. Legislative changes have also accelerated the ability of financial institutions to offer wider ranges of products and services to their customers. To distinguish themselves from competitors in this more competitive environment, banks and credit unions must accurately define and understand their specific markets, and be able to launch relevant products and services to those markets over tailored delivery channels. These challenges are forcing financial institutions to examine how to conduct their business and service their customers most efficiently.

      Financial institutions have traditionally fulfilled their information technology needs through legacy computer systems, operated either by the institution itself or through an outsourcing center. Legacy systems, which operate in large mainframe or minicomputer environments, are generally highly proprietary, inflexible and costly to operate and maintain. Legacy systems often require financial institutions to purchase a specific vendor’s hardware and software, requiring them to conform evolving business processes and reporting needs to the architecture of the legacy systems, and preventing them from adopting new technologies or launching new products on a cost-effective and timely basis. Most legacy systems employed by commercial banks are designed primarily to batch process a large number of transactions and create centralized financial records, limiting the ability of these banks to offer their customers real-time transaction processing. On the other hand, most legacy systems employed by credit unions are designed for real-time transaction processing, but they limit the ability to conduct high-volume processing or more traditional commercial banking functions. In addition, legacy systems typically store data in non-relational, or sequentially indexed, files. Because the data is not organized by customer, financial institutions often face challenges extracting information from their legacy systems, which are unable to easily provide real-time, actionable customer data to the individuals within the financial institution servicing customers without additional software.

      We believe that financial institutions today are seeking more integrated, open, flexible, customer-centric and efficient information technology solutions that:

•	combine high performance, scalability, reliability and security with the advantages associated with relational and highly normalized (which means data is easily accessible and not stored redundantly) technology based on industry standards,

•	deliver new products and services to their customers quickly and efficiently without extensive custom development,

•	integrate easily with other applications used in the enterprise (whether on an in-house or an outsourced basis) without expensive middleware,

•	provide quick and effective access to customer and account data in order to offer better, more customized services, monitor trends and performance and cross-sell services and products,

•	allow real-time access to customer data while preserving the financial institution’s ability to batch process large transactions, and

•	accommodate, in a single application, multiple delivery channels, such as ATMs, telephone banking, Internet banking and wireless banking, as well as new delivery channels as they emerge.

      We believe that a technology solution must meet all of these requirements to enable financial institutions to achieve a competitive advantage in their markets through improved customer service, competitive product offerings and lower costs. In addition, financial institutions are required by federal law to evaluate the effectiveness of their information technology systems periodically. This obligation, together with significant upgrades and phase-outs of certain hardware by hardware providers, creates an ongoing need for institutions to evaluate replacement of their information technology systems.

      These requirements can be met by information technology systems based on open, industry-standard operating environments and relational databases. Relational and real-time technology can improve information sharing by providing access at each desktop to critical customer and transaction data and business applications, which is restricted or difficult to access in legacy environments. This technology also enables organizations to streamline business practices and reporting to make faster, more informed decisions. Because this technology is based on an open architecture, it is easily scalable by upgrading the server or linking multiple servers. In addition, this open model offers flexibility in that additional functionality can easily be provided through third-party applications. Furthermore, the costs of maintaining a legacy system, which include the costs of upgrading both legacy system software and hardware, are generally greater over time than the costs associated with newer technology.

Our Solution

      Our core software product is a fully-integrated, open, flexible, customer-centric solution that enables financial institutions to service their customers more efficiently and effectively. Our core software operates in Microsoft, UNIX and Linux environments using an Oracle relational database, supplemented by a suite of complementary software applications, which are fully integrated with our core technology and can also be used with other vendors’ core software. We also offer our clients a comprehensive set of support services.

      The key attributes of our solution are its:

Full Integration at the Core Level

•	Fully-Integrated Information Technology. Our core software supports all of a financial institution’s principal data processing requirements using a single relational database designed as an integral component of the system architecture. Our fully-integrated software suite allows our clients to replace their highly proprietary, inflexible and costly legacy systems, which generally contain many disparate software applications, multiple databases and cumbersome and expensive middleware, with one integrated software application based on a single database architecture.

Open Architecture

•	Compatibility With Varied Non-Proprietary Hardware. Because our core system was designed with an open architecture, our clients can run our software on desktop and server hardware supplied by a wide array of vendors, including Hewlett-Packard Company, IBM Corp., Dell Computer Corporation, Sun Microsystems, Inc. and Unisys Corporation. In contrast, legacy systems often require the financial institution to purchase vendor-specific hardware, a vendor’s core software product and vendor-specific complementary products, each of which must be customized to interface with a decades-old legacy system, imposing significant cost burdens, both in cash outlay and manpower.

•	Software Compatibility. The flexibility and scalability of our core applications permit our clients to incorporate complementary software applications, whether designed by us or by a third party, in a cost-effective manner. Our complementary products, which may be used with either our core software or a third-party system, include profitability, web-based imaging, loan origination, cash management, collections, interactive voice solutions and check and item processing modules that may be purchased as part of a fully-integrated software suite or individually. In addition, our open architecture allows a client to activate a particular software module as its functionality is desired, which provides our clients with the ability to react to their customers’ needs efficiently.

•	Scalability. Although most of our current clients have an asset base under $20 billion, our open architecture is designed to accommodate the needs of larger financial institutions, and to provide our clients the ability to continue to use our solution as they grow. In May and June 2002 we performed a three-week performance test and benchmark of our core software, the results of which demonstrated that our solution can meet the processing requirements of an institution with $40 billion in assets and four million accounts. The scalability of our architecture enables us to manage unexpected increases in clients’ processing volumes as well as support the growth of our clients’ businesses.

Flexibility

•	Client Delivery of New Products and Services. Our software allows our clients to offer new products and services to their customers without reconfiguring their information technology infrastructure. In contrast, modifications required by legacy systems in order to accommodate new financial products can be costly and time-consuming and may require the purchase and maintenance of additional middleware. In addition, our clients can change the way in which they serve their customers — such as converting from a thrift to a commercial bank — without replacing or making major modifications to our software.

•	Direct License or Outsourced Distribution. We can provide our core software to our clients by licensing it directly for use on-site, through our own outsourcing centers or through third-party outsourcing centers. We also provide certain complementary applications at our outsourcing centers, including our business intelligence, cash management, ATM, Internet banking, web-based imaging, collections, interactive voice solutions and check and item processing tools. Our flexibility in distribution method allows our clients to use our core software and other complementary applications in the most cost-effective method to meet their specific operational and competitive requirements.

Customer-Centric Architecture

•	Real-time Customer Information in a Single View. Our core software uses a relational database organized around individual customers, which allows a financial institution to update and view customer information on a real-time basis instead of relying on periodic batch processing. Our clients can provide their customers with real-time information concerning their accounts, as well as create accurate and current management reports. Our software is designed to eliminate potential errors arising from the maintenance of multiple databases and to accommodate high volumes of customer data.

•	Better Relationship Management. Our relationship management software provides a set of business intelligence tools that is fully integrated with and acts as a natural extension of our core software. This allows our clients to eliminate the multiple databases required when layering traditional business intelligence tools onto a legacy core system. Because our suite exploits the strength of our core system that is based on a single, relational database designed around individual customers, a financial institution may easily collect and analyze that data to generate timely and responsive initiatives (such as promotional offers) and deliver those initiatives immediately to the customer as the customer interacts with the financial institution.

Efficiency

•	Cost Savings. We believe that our software reduces the overall cost of a financial institution’s information technology and allows our clients to meet their strategic goals more efficiently. The hardware required by a legacy system is expensive to obtain and costly to keep to current specifications while the pool of expertise with older systems is constantly shrinking. In contrast, our core system can run on hardware provided by many different vendors. Because our core software is fully integrated with our complementary products and supports third-party products, development and implementation costs for an institution’s information systems based on our software are lower than those for an institution which must modify its core software and obtain costly proprietary products for each new function. Our open architecture and flexibility allow our clients to modify their information systems requirements quickly and easily, without incurring the significant costs associated with supporting several disparate software applications. Our single relational database allows our clients to organize their data around individual customers, use our business intelligence tools to analyze and manage that data in the most efficient manner and launch new products and services desired by their customers in a cost-effective manner. In addition, because our software is based on widely adopted technologies, a financial institution using it requires less specialized expertise, which allows the institution to achieve greater operational efficiencies.

Our Strategy

      Our objective is to be the leading supplier of software and services to our targeted market. Our strategy for achieving this objective is to:

•	Expand Share of Our Historical Market. We believe that our software is particularly well suited for financial institutions which have an asset base of under $20 billion. These financial institutions, which have historically constituted our target market, typically can neither afford, nor do they require, extensive customization in connection with the implementation of a core system. As a result, we believe that these financial institutions are willing to evaluate, and are well positioned to benefit from, our flexible, cost-effective technology. We intend to continue to pursue this market by marketing and selling our core software to new clients seeking to convert from a legacy system.

•	Expand Our Sources of Recurring Revenue. We generate recurring revenue through outsourcing and maintenance services. We currently host applications for approximately 160 financial institutions in our outsourcing centers and intend to continue to enhance this service, which we believe is an attractive solution for many of our targeted clients. Our outsourcing centers serve clients using our core software and clients using one or more of our Internet banking, ATM, cView, check imaging, cash management, collections, automated clearing house, or ACH, processing and check and item processing products. In the future, we plan to offer all of our products in our outsourcing centers and continue to market our outsourcing services aggressively. Our outsourcing services provide a source of recurring revenue which can grow as the number of accounts processed for a client increases. We continue to seek to expand our client base through licensing arrangements, which we expect to increase the recurring revenues, such as maintenance, that correspond to those licenses.

•	Expand Our Client Base by Licensing Our Core Software through Third-Party Outsourcing Centers. Approximately 172 financial institutions use our core software application at two third-party outsourcing centers, one operated by BISYS, Inc., a major national outsourcing center, and the other operated by Connecticut On-Line Computer Center, Inc., or COCC, a major regional outsourcing center. A number of financial institutions outsource their core processing systems to third-party outsourcing centers such as these, which typically choose one or more significant core software products to provide their services. We plan to work with our existing resellers to add new clients, and have recently expanded our relationship with BISYS for this purpose. We also plan to supplement these resellers with other national and regional outsourcing centers.

•	Provide Additional Products and Services to Our Installed Client Base. We intend to continue to leverage our installed client base by expanding the range of complementary products and services available to our current clients, through both the internal development of new products and services and through acquisitions. In addition, each client has an account manager who recommends complementary products suitable for the client’s business and works with our sales group to generate sales. We also intend to continue selling our complementary products to financial institutions that use core systems sold by third parties.

•	Maintain Technological Leadership. We believe that the uniqueness of the open, flexible architecture of our system provides us with competitive advantages over companies offering other core processing systems. For example, our core software suite can satisfy the technological requirements of a commercial bank, thrift or credit union without modification or customization. We recently announced the commercial release of our web-based business intelligence suite, which allows a financial institution to transmit action messages and collect response information instantaneously while a customer conducts a transaction. Our open architecture enables us to utilize leading, non-proprietary software and hardware to provide comprehensive functionality. We intend to extend our technological leadership by continuing to add new applications, integrate new technologies and expand the functionality of our system.

•	Extend Target Markets. Our primary market currently consists of small to mid-size commercial banks and thrifts and all credit unions, located in the United States. We believe that our core software has benefits beyond this market, and can scale to meet the operating requirements of any financial institution. We continue to explore additional ways to extend our target markets, including by selling our products and services to larger financial institutions and international financial institutions. We also plan to market and sell our products and services to clients in the payroll services, insurance and brokerage industries.

•	Pursue Strategic Acquisitions. To complement and accelerate our internal growth, we continue to explore acquisitions of businesses and products that will complement our existing products and services as well as expand our client base. Since 2000, we have completed the following acquisitions:

Date	Seller	Products and Services

June 2000	Global Payment Systems LLC	Web-based cash management system
August 2001	Sound Software Development, Inc.	Loan and mortgage origination product
December 2001	Imagic Corporation	Check imaging product
March and October 2002	HNC Financial Solutions, Inc. and HNC Software, Inc.	General ledger, profitability and other financial products
July 2003	Liberty FiTech Systems, Inc.	Core processing software for credit unions
February 2004	Maxxar Corporation	Interactive voice response, contact center management and voice over IP

Technology

      We design our software to integrate with other products, to allow individual customer data to be easily accessible at all times, and to be able to deliver strategic benefits to financial institutions at a lower cost. We released our initial product in 1995, at a time when technical advancements such as distributed computing, browser-based applications and standards for integrating disparate applications were becoming commonly adopted in the marketplace. To take advantage of these technical developments, we created an open product architecture to maximize a client’s flexibility with respect to both hardware options and integration with other software applications. In addition, we sought to design a single platform that could service all financial institutions, including commercial banks, thrifts and credit unions. We also understood the difficulties financial institutions face in retrieving timely, accurate information with respect to their customers, and therefore designed our software with a single relational database as its integral component, placing an emphasis on access to customer information rather than account data. By creating a core processing solution that is open and customer-centric, we believe we have minimized the need for financial institutions to purchase costly middleware and additional databases to perform the tasks that our products achieve with only one software application and a single database.

      Our core software application offers the following benefits:

•	an open architecture that permits full integration with third-party hardware and software and emerging technologies,

•	flexible functionality, scalability and high performance, and

•	a highly relational database designed around customer information.

      We believe that our software provides these benefits through an open architecture that utilizes a relational database, as well as leading graphical user interfaces and report generation tools. Our software operates in an open systems environment, does not require any proprietary hardware components and is currently deployed on a wide range of client and server platforms. Our open architecture also permits our software to interface with a broad range of third-party applications and peripherals that are commonly used in banks and credit unions.

      We implement our flexible solution through application modules, each of which performs a specific core processing function. All of our modules share and are able to access the data in a single relational database, allowing for consistency of data throughout our product suite. Through database normalization, data is organized in tables that are easily accessible through a variety of query tools as well as through the application modules. In contrast to legacy systems, our architecture allows a financial institution to capture an unlimited amount of data regarding each of its customers without requiring additional software or support. As a result, a higher degree of independence between a client’s business processes and underlying data is achieved and the solution is more scalable and adaptable to changing business needs. New application modules may be developed or existing modules may be altered as required without having to change the underlying data model.

      Our software utilizes a single, enterprise-wide database, as opposed to a distributed database in which data is spread among two or more components, typically resident on different computers. The principal benefit of an architecture using a single enterprise-wide database is that it permits real-time processing so that, for example, transactions are immediately reflected in a bank or credit union customer’s account. This contrasts with a batch processing approach in which all accounts are updated only at scheduled intervals, typically at the end of the business day. Our software may be configured to operate in either batch mode or a hybrid batch/real-time mode for those banks or credit unions that do not require or desire real-time processing.

Products and Services

      We offer core software as well as several complementary products that may be purchased with our core solution or separately. The open and flexible architecture of our core solution is designed to provide our clients with the maximum array of options for complementary applications. While all of our products function independently of each other, financial institutions which use our entire software suite benefit from our fully-integrated platform and the ability to obtain comprehensive real-time information on all of their customers.

     Core Software

      The Complete Banking Solution and The Complete Credit Union Solution. We market our core software in two versions, one directed primarily at commercial banks and thrifts and the other directed primarily at credit unions. The Complete Banking Solution and The Complete Credit Union Solution share a common software platform that provides a comprehensive real-time open architecture system capable of managing all of a financial institution’s core processing requirements. Our core software permits the financial institution and its customers to view their transactions immediately, whether the transactions occur over the telephone, on the Internet, at the ATM, inside the financial institution or at an external debit location.

      We believe that our core software is less expensive to install and maintain than most legacy systems. It can be easily integrated with third party applications or our own complementary products to provide a comprehensive solution that can immediately retrieve valuable customer information for specifically targeting customers with cross-selling or up-selling opportunities.

      Some of the key features of our core software include:

•	customer-centric system,

•	real-time customer touch-point integration,

•	integrated real-time and/or batch processing,

•	comprehensive lending and deposit processing,

•	forms integration (including signature and photo storage),

•	customizable web-based reporting,

•	comprehensive teller/ customer service applications,

•	commercial institution functionality,

•	institution and branch operations,

•	direct payroll processing, and

•	product delivery manager.

      The features of our core software offer a comprehensive real-time view of each customer relationship, which enables our clients to provide better customer service by having a complete customer profile available to tellers and officers instantaneously.

Complementary Products

      To enhance our core software, we offer a number of complementary products. All of our complementary products are designed to run on any core processing system. However, when used with our core solution, our complementary products are designed to take advantage of the availability of real-time customer information. These products provide functionality beyond that in any core solution, and include:

      cView. cView is an advanced business-intelligence suite designed around two key functional areas: real-time customer contact and knowledge management. cView permits a financial institution to leverage relational technology, customer account and transaction data and instant messaging to gather, convert and analyze disparate customer information into knowledge that can be applied to support timely and responsive initiatives such as promotional offers and make them available immediately through front-line delivery channels, such as Internet banking, tellers and others. cView is designed to operate on any core processing system, whether designed by us or by a third party. The cView suite consists of the following web-based components:

•	Dynamic Messaging Manager. Application that allows the financial institution to set rules that define the real-time distribution and receipt of customer-related messages throughout the organization.

•	Activity Manager. Application that allows the financial institution to track and manage the activities of its customers and prospects.

•	My Vision. Access point for cView applications, intranet communications and access to relevant documents, messages and Internet links.

•	Report Wizard. Query and report writing tool, which allows users to simplify views of complex database table design, effectively collapsing multiple tables into one.

•	Market Vision. Customer data warehouse designed to permit financial institutions to learn about their customers, prospects, products and business lines so they can make sound business decisions and create effective marketing plans.

      Each component of the cView suite is integrated with the other components, as well as with our core software, allowing clients to focus on the implementation of CRM strategies rather than the support and maintenance of separate software applications.

      Channel Management Center. Channel Management Center is a suite of applications and services designed to facilitate the building and processing of interfaces between disparate systems. Channel Management Center is designed to act as a translator between core, business and delivery systems and to centralize the collection and movement of information throughout the financial institution, eliminating the need for multiple types of middleware services.

      eCommerce Banker — Consumer and eCommerce Banker — Business. Our eCommerce Banker suite provides clients with Internet banking and cash management tools for commercial and retail customers. The modules permit a financial institution to choose from a wide menu of financial services that may be provided to either individuals or businesses, including:

•	Account Information. Customers can view balance information for checking and savings accounts, certificates of deposit, lines of credit, automobile loans and mortgage loans. Customers can also view year-to-date interest accrued or paid, interest rates and deposit maturity dates.

•	Cash Management. Business customers can monitor their accounts, make tax payments and execute automated clearing house or wire transfers. We also provide a cash concentration function, which periodically sweeps cash from several accounts into a single interest-bearing account.

•	Funds Transfer. Customers can transfer funds among accounts and establish real-time electronic bill payment.

•	Compatibility with Personal Financial Management Software. Popular personal financial management software, such as Intuit Quicken® and Microsoft Money®, can be automatically synchronized with recent transactions.

•	Bill Payment. Customers can pay bills electronically 24 hours a day, seven days a week and can establish future and recurring payments.

•	Secure Messaging. Customers can communicate with a financial institution through secure encrypted message systems.

•	Additional Features. Customers can reorder paper checks, request an account statement or contact financial institution personnel by e-mail.

      Our Internet banking application supports the open financial exchange, or OFX standard, which enables the system to interface to financial institution services that use a variety of devices to originate customer transactions. These administrative components include the ability for financial institutions’ customers and potential customers to submit account applications in a secure environment. Also, financial institutions can automatically generate e-mail responses to customer applications, update product interest rates and terms and receive customer-specific marketing and data analysis.

      Check Imaging. This software application enables our clients to create and store digital check images for inclusion in monthly statements and to facilitate their customer support services. This product suite includes item/ image capture, document imaging/ computer output to laser disc, or COLD, signature verification, electronic statements, full-service check and item processing and managed services. This product is designed to comply with federal legislation known as The Check Clearing For The 21st Century Act, commonly known as Check 21, and to be compatible with the Federal Reserve’s FedImage Platform. These features are important because when financial institutions exchange checks electronically rather than physically as the legislation will require, they will need Check 21 compliant solutions. The product is also designed to be web-enabled, to eliminate a large portion of entry keying, and together with remote branch capture, to assist our clients in centralizing electronic image storage. Our clients can choose to purchase these products on an in-house, serviced or managed services basis.

      Loan Origination. Our loan origination technologies are designed to provide full-service loan origination processing. Because no two lenders transact business in exactly the same manner, our loan origination products can also be adapted to suit a financial institution’s specific needs. Our software suite provides integrated systems for mortgage, consumer and commercial lending:

•	The Sound Mortgage Management System provides comprehensive mortgage lending management. This product automates the mortgage process, including advanced disclosures, prequalification, origination, document preparation, processing, loan tracking, underwriting, commitment, closing, full management and government reporting. The system automatically books loans to our clients’ in-house or outsourced servicing systems. The system can be wide-area network enabled throughout all branches, and also provides for remote origination using the Internet.

•	The Sound Consumer Loan Management System provides consumer loan management through a comprehensive set of features, including full document preparation, loan processing, tracking, underwriting, reporting and government reporting requirements as well as an automated decision service.

•	The Sound Commercial Loan Documenter provides commercial loan management from the creation of commitment/ proposal letters to the final production and tracking of complete document packages for any small-business to middle-market loan, including commercial and industrial, or C&I, commercial real estate and construction and Small Business Administration loans.

      Financial Products. Our financial accounting software suite is designed to provide fully-integrated back-office financial management technology to financial institutions, including general ledger, accounts payable and fixed assets. In addition, we offer strategic financial management tools such as asset/ liability management, profitability and financial planning:

•	Financial Accounting Platform. Our financial accounting platform is an integrated and comprehensive financial management suite. With detailed reporting and responsive service, it helps clients streamline accounting operations and improve the quality of their financial management. The financial accounting platform is comprised of four modules: general ledger, investment management, accounts payable and fixed assets accounting. Each system can operate as a stand-alone product or as part of the integrated financial accounting platform. As a whole or on a stand-alone basis, the open architecture and standardized file specifications are designed to allow integration with other accounting and information management software applications.

•	Asset/ Liability Management and Financial Planning System. Our asset/ liability management and financial planning system provides analytical, budgeting and strategic planning software to enable financial institutions to better comprehend the factors driving their profitability. This software is designed to provide a financial institution with the ability to analyze the institution’s balance sheet in order to determine market value and risk, helping to ensure preservation of capital.

•	ProfitVision. ProfitVision analyzes profitability at any level of the organization. It is designed to generate profit results and value indicators that reveal the contributors to an institution’s bottom line. It can also be used to segment and profile valuable customers and determine which products, business units and channels are top performers.

      Interactive Voice Solutions. Our interactive voice solutions, which we obtained through the acquisition of Maxxar Corporation on February 24, 2004, are designed to provide financial institutions with products that enhance productivity, strengthen customer services and reduce overall operational costs.

•	Interactive Voice Response. Our interactive voice response solution provides a financial institution’s customers with 24-hour access to their financial information and the ability to complete account transactions such as transferring funds, applying for loans and accessing information about products and services. The product supports both touch-tone keypad response or natural language speech recognition.

•	Contact Center Management. Our contact center management solution is comprised of an enhanced Automatic Call Distributor (ACD) designed to provide sophisticated routing of telephone contacts and other forms of electronic media and agent workflow software used to manage a broad range of client services and marketing needs of a financial institution.

•	Voice Over IP. Our voice over IP product provides a financial institution with a reliable and economical voice communication solution to meet the needs of a multi-site organization.

Outsourcing Services

      We have the capability to host a client’s data processing functions at our outsourcing centers, giving the client the benefit of our products and services without having to maintain personnel to develop, update and run these systems and without having to make large initial expenditures. Our outsourcing centers currently host applications for 160 financial institutions, including clients who use our core software and clients who use one or more of our Internet banking, ATM, cView, check imaging, cash management, collections, ACH processing and check and item processing products.

Training, Maintenance and Support Services

      Installation and Training. We provide comprehensive installation and training services in connection with the purchase of in-house systems and for new outsourcing center clients. The complete installation process of a core system typically includes planning, design, data conversion and testing.

      Both in connection with installation of new systems and on an ongoing basis, our clients need, and we provide, extensive training services and programs related to our products and services. Training can be provided in our training centers, at meetings and conferences or onsite at our clients’ locations, and can be customized to meet our clients’ requirements. The large majority of our clients acquire additional training services, both to improve their employees’ proficiency and productivity and to make full use of the functionality of our systems.

      Professional Services. Our professional service organization provides services on a contract basis such as operational reviews, which leverage the best practices of our clients to improve operational efficiency and effectiveness across our entire client base.

      Support Services. We provide immediate telephone response service during normal working hours and on-call support 24 hours a day, seven days a week for all components of our solution. In addition, we offer remote product support services whereby our support team directly connects in a secure environment to our client’s server to troubleshoot or perform routine maintenance.

Clients

      We serve financial institutions of all sizes, however, the majority of our clients are commercial banks and thrifts with under $20 billion of assets and credit unions of all sizes. The majority of our clients are located in the United States, although we also have clients in several foreign countries. As of March 31, 2004, approximately 2,400 financial institutions were using one or more of our products. No client accounted for more than 10% of our revenues in the fiscal years ended December 31, 2002 or 2003. BISYS accounted for approximately 10.0% of our revenues for the three months ended March 31, 2004.

Sales and Marketing

      We have established a multi-channel distribution and sales network. We sell and license our products directly to end-users through our direct sales force and indirectly through resellers, including third-party outsourcing centers. In addition, we support our direct and indirect sales efforts through strategic marketing relationships and public relations programs, trade shows and other marketing activities. We operate primarily in one geographical area, the United States.

Direct Sales

      We market our products primarily through a direct sales force which is split between our sales personnel who sell our core software and those who sell our complementary products. As of March 31, 2004, our direct sales force was comprised of 27 salespersons, 12 of which were selling our core software, and 15 of which were selling our complementary products. In addition, our sales group is complemented by application specialists, all of whom have extensive experience in banking technology and provide pre-sales support to potential clients on product information and deployment capabilities. Each client is also assigned an account manager who is that client’s primary contact at Open Solutions, recommends complementary products suitable for that client’s business and works with our sales group to generate sales.

      In December 2003, we split our sales group for core software into two distinct areas of focus; one for the banking industry and one for the credit union industry. We believe that this distinction will facilitate the ongoing effort to design, develop and build better technology products aimed at the specific needs of the banking and credit union industries.

Indirect Sales

      We supplement our direct sales force with a range of resellers who sell our core and complementary products in conjunction with their own products and services. These resellers include a range of hardware and software vendors and permit us to better address specific geographical markets, including those outside the United States, and potential clients reliant on existing third-party core solutions.

      Historically, a significant portion of financial institutions have chosen to satisfy their information technology needs through third-party outsourcing centers. In addition to our own technology outsourcing centers, we have entered into software license and marketing agreements with BISYS and COCC. Under our agreements with these strategic marketing partners, we receive license fees based on the asset size of the financial institution using our applications. We have recently expanded our relationship with BISYS. BISYS has the right to provide outsourcing services using our The Complete Banking Solution software to banks in the United States. Under the amended agreement, BISYS has also agreed to pay us minimum license fees and must achieve minimum sales requirements, as well as pay us annual maintenance fees for each of their clients that uses one or more of our products or services. In exchange, we have agreed not to compete with BISYS for the provision of outsourcing services to banks in the United States through September 2005 and thereafter (so long as BISYS continues to pay us the required minimum fees and meet the required minimum sales) and we have agreed not to enter into similar reseller agreements with any one of six named competitors of BISYS before March 1, 2005. Our agreement with COCC provides it with the right to provide services using our The Complete Banking Solution software to banks in ten states, primarily in the northeastern and mid-Atlantic United States. In February 2004, we entered into an agreement with COCC which provides for the license and resale of our e-Commerce Banker suite of electronic banking and cash management products operated from their data center. During the fiscal year ended December 31, 2003, BISYS represented approximately $5.8 million, or 9.1%, of our total revenues, and COCC represented approximately $1.5 million, or 2.4%, of our total revenues. During the fiscal year ended December 31, 2002, BISYS represented approximately $2.9 million, or 6.5%, of our total revenues, and COCC represented approximately $1.3 million, or 2.9%, of our total revenues.

Marketing

      Our marketing program includes:

•	direct mail,

•	telemarketing,

•	hosting an annual client conference,

•	advertising in banking and credit union trade journals and periodicals,

•	publishing articles and editorials,

•	speaking engagements, and

•	participating in seminars and trade shows.

Product Development

      We plan to continue to invest significant resources to maintain and enhance our current product and service offerings, and are continually developing new products that complement these offerings. For the years ended December 31, 2001, 2002 and 2003, product development expenses were $7.6 million, $6.2 million and $6.8 million, respectively. We have historically released two upgrades of existing products each year, and, since the beginning of fiscal year 2002, we have introduced a collections system, a safe deposit box system, a web-based business intelligence suite, a web-based imaging system and tools to facilitate the building and processing of interfaces between disparate systems, as well as several smaller modules. The collections system and safe deposit box system were market-driven additions to our core software suite. The business intelligence, web-based imaging systems and the interface tools were designed to exploit the uniqueness of our core architecture, but as with all of our complementary products, they work with other core solutions. We have several new products under development and plan to sell them to both our existing client base and new clients. Our clients also regularly advise us of new products and functionalities that they desire, which we take into account with respect to planning our research and development operations. As of March 31, 2004, we employed a staff of 84 development employees.

Competition

      The financial services software market is intensely competitive and subject to technological change. Competitors vary in size and in the scope and breadth of products and services offered. We encounter competition in the United States from a number of companies including Fiserv, Inc., Jack Henry & Associates, Inc., Fidelity National Financial Corporation and John H. Harland Company. We also compete against a number of smaller, regional competitors, as well as vendors of products that compete with one or more of our complementary products. Many of our current competitors have longer operating histories, larger client bases and greater financial resources than we do. In general, we compete on the basis of product architecture and functionality, service and support, including the range and quality of technical support, installation and training services, and product pricing in relation to performance and support.

Intellectual Property and Other Proprietary Rights

      We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Our license agreements contain provisions which limit the number of users, state that title remains with Open Solutions and protect confidentiality. We presently have no patents or patent applications pending.

      Open Solutions Inc., The Complete Banking Solution and The Complete Credit Union Solution are registered trademarks, and eCommerce Banker and cView are trademarks of ours. Open Solutions Inc. is also a service mark of ours. All other trade names and trademarks referred to in this prospectus are the property of their respective owners.

Employees

      As of March 31, 2004, we had a total of 413 employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and believe that our relations with our employees are good.

Infrastructure and Facilities

      Our communications and network equipment is located in both our corporate headquarters in Glastonbury, Connecticut and our offices in Atlanta, Georgia. We have preventive maintenance and disaster recovery plans, which include periodic equipment, software and disaster recovery testing, data monitoring and maintaining records of system errors. We have 24-hour monitoring and engineering support and emergency communication lines. In the event of an emergency, we have a contingency plan to provide services through a nationally recognized emergency service provider.

      We lease approximately 42,000 square feet of space in Glastonbury, Connecticut. We also lease approximately 4,000 square feet of space in Shelton, Connecticut, approximately 1,100 square feet of space in Simsbury, Connecticut, approximately 6,400 square feet of space in Marietta, Georgia, approximately 25,000 square feet of space in Atlanta, Georgia, approximately 1,800 square feet of space in Utica, New York, approximately 12,200 square feet of space in Wixom, Michigan and approximately 1,502 square feet of space in Mississauga, Ontario. Our Glastonbury, Simsbury and Shelton leases expire in 2005 and our Marietta, Wixom, Mississauga and Utica leases expire in 2004. On May 4, 2004, we entered into an agreement to lease approximately 45,500 square feet of space in Glastonbury as of August 1, 2005, or earlier if both we and the lessor consent. We believe our current facilities are sufficient to meet our needs through the fiscal year ending December 31, 2004, and we will either renew the leases with respect to our current facilities or move to new facilities at the expiration of the current lease terms.

Legal Proceedings

      We are from time to time a party to legal proceedings which arise in the normal course of business. We are not currently involved in any material litigation, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition, nor is management aware of any such litigation threatened against us.

MANAGEMENT

Executive Officers, Directors and Key Employees

      Our executive officers, key employees and directors, their positions and their ages as of March 31, 2004, are as follows:

Executive Officers and Directors	Age	Position

Louis Hernandez, Jr.	37	Chairman of the Board and Chief Executive Officer
Andrew S. Bennett	38	Senior Vice President, Operations
Carl D. Blandino	53	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
Gary E. Daniel	59	Senior Vice President and General Manager, Credit Union Sales
James R. Kern	43	Senior Vice President and General Manager, Bank Sales
Michael D. Nicastro	45	Senior Vice President and General Manager, Strategic Solutions Group
Douglas K. Anderson(1)	54	Director
Douglas C. Carlisle(2)(3)	47	Director
David Dame(1)(3)	45	Director
Samuel F. McKay(1)(2)	64	Director
Carlos P. Naudon	53	Director
Richard P. Yanak(2)(3)	68	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominations Committee.

      Mr. Hernandez has served as Chairman of the Board of Open Solutions since March 2000 and as Chief Executive Officer since November 1999. From January 1998 to November 1999, Mr. Hernandez served as Executive Vice President of RoweCom Inc., an electronic commerce software vendor to the financial services, healthcare and academic markets. Mr. Hernandez served as RoweCom’s Chief Financial Officer between February 1997 and November 1999. Prior to joining RoweCom, Mr. Hernandez served as the Chief Financial Officer and Corporate Secretary for U.S. Medical Instruments, Inc., a high technology medical device company. From 1990 to 1996, Mr. Hernandez worked in the business and advisory services group of Price Waterhouse LLP, an accounting firm.

      Mr. Bennett has served as Senior Vice President of Operations of Open Solutions since June 2001. From December 1999 to May 2001, Mr. Bennett served as a Management Consultant at NexPress Solutions LLC, a Kodak/ Heidelberg joint venture providing digital printing solutions. From October 1997 to December 1999, Mr. Bennett served as Vice President and General Manager of Worldwide Service at Kodak Professional, a provider of imaging solutions. From November 1995 to October 1997, Mr. Bennett held various management positions with NCR Corporation, a provider of information technology solutions to the retail, financial and telecommunications industries, including as Assistant Vice President of Worldwide Multivendor Services and Director of Global Programs.

      Mr. Blandino has served as Senior Vice President of Open Solutions since January 2004 and as Chief Financial Officer since January 2002. Mr. Blandino also served as Vice President from January 2002 to January 2004. From February 2000 to January 2002, Mr. Blandino served as Executive Vice President and Chief Financial Officer of Online Resources Corporation, a provider of online banking and bill payment services. From July 1998 to June 1999, Mr. Blandino served as Chief Financial Officer and Senior Vice President of Administration of Segue Software, Inc., an electronic commerce software provider. From February 1997 to March 1998, Mr. Blandino served as Chief Financial Officer of Per-Se Technologies, Inc., a health care systems integrator and software provider. From September 1992 to January 1997, Mr. Blandino served as the head of bill payment and call center operations for Online Resources Corporation, a provider of online banking and bill payment services. Mr. Blandino also spent over 10 years in public accounting in various management positions with Coopers & Lybrand and Deloitte Haskins & Sells, both international public accounting firms.

      Mr. Daniel has served as Senior Vice President and General Manager, Credit Union Sales of Open Solutions since November 2003 and served as Senior Vice President of Sales and Marketing from March 2001 to November 2003. From June 1989 to March 2001, Mr. Daniel served as Senior Vice President of the Community Banking Group of ALLTEL Information Services, Inc., a software and service provider to the financial services industry. From October 1987 to March 1989, Mr. Daniel served as Executive Vice President of First Operations Resources, Inc. (a subsidiary of M&T Bank), a provider of data processing services for community banks.

      Mr. Kern has served as Senior Vice President and General Manager, Bank Sales of Open Solutions since November 2003. From May 2000 to November 2003, Mr. Kern served as Vice President and General Manager of Syntegra (USA), a subsidiary of British Telecommunications plc, a provider of voice and data integration services to the financial trading market. From October 1995 to May 2000, Mr. Kern served as Regional Vice President of Sales and, subsequently, as Senior Vice President of Sales & Marketing of the Information Services Group of The BISYS Group, Inc., a provider of processing platforms for the financial services industry. From 1985 to 1995, Mr. Kern served in various management and sales roles with companies in the credit union industry.

      Mr. Nicastro has served as General Manager, Strategic Solutions Group of Open Solutions since December 2003 and as Senior Vice President since January 2002. Mr. Nicastro also served as General Manager, Delivery Systems Group from January 2002 to December 2003, as Vice President of Marketing from October 1996 to January 2002, and as Director of Marketing and Customer Services from September 1994 to October 1996. From February 1985 to September 1994, Mr. Nicastro held various product management positions with the Data Services Division of NCR Corporation, a provider of information technology solutions to the retail, financial and telecommunications industries. In addition, Mr. Nicastro served in various positions at Bristol Savings Bank, a Connecticut-based bank, and Citicorp, a bank.

      Mr. Anderson has served as a director of Open Solutions since July 1994 and as Chairman of the Board from December 1997 to March 2000. Mr. Anderson served as Chief Executive Officer of Open Solutions from December 1997 to November 1999 and as President from October 1995 to December 1997. Since April 2004, Mr. Anderson has served as a consultant to New Alliance Bank. From November 1999 to April 2004, Mr. Anderson served as a director and President of the Savings Bank of Manchester, a community bank. From December 1986 to October 1995, Mr. Anderson was also employed by the Savings Bank of Manchester and was responsible for all bank operations and information technology, including as Executive Vice President. Prior to joining the Savings Bank of Manchester, Mr. Anderson was employed for 14 years by Unisys Corporation, an international technology company.

      Mr. Carlisle has served as a director of Open Solutions since March 1994. Since 1982, Mr. Carlisle has served as Managing Director of Menlo Ventures, a venture capital firm that invests in emerging growth technology companies.

      Mr. Dame has served as a director of Open Solutions since March 2000. Since January 1999, Mr. Dame has served as an Executive Vice President of Key Principal Partners LLC, a venture capital fund. From January 1984 to December 1998, Mr. Dame held various positions at IBM Corp., a multi-national technology company, most recently, Managing Director of Rapid Commercialization.

      Mr. McKay has served as a director of Open Solutions since December 1995. Since April 1994, Mr. McKay has served as Chief Executive Officer of Axiom Venture Advisors, Inc., a venture capital firm. Previously, Mr. McKay was general partner of Connecticut Seed Ventures, L.P., a venture capital firm that invests in start-up companies. Mr. McKay is also a director of Anika Therapeutics, Inc., a medical devices company.

      Mr. Naudon has served as a director of Open Solutions since September 1994, as Managing Director and Acting Chief Executive Officer from March 1995 to October 1995, as Chairman of the Board from October 1995 to December 1997 and as Vice Chairman of the Board from December 1997 to 1998. Since January 1984, Mr. Naudon has served as President of Banking Spectrum, Inc., a banking consulting company. In addition, since April 1984, Mr. Naudon has been a partner at the law firm of Allister & Naudon.

      Mr. Yanak has served as a director of Open Solutions since May 1996. Since April 2000, Mr. Yanak has been retired. From October 1996 to April 2000, Mr. Yanak has served as a consultant to NYCE Corporation, an electronic banking services company. From December 1987 to October 1996, Mr. Yanak served as President and Chief Executive Officer of NYCE Corporation.

Board of Directors

      Our board of directors consists of seven directors, which are divided into three classes, each of whose members serve for a staggered three-year term. The board of directors consists of two class I directors, Messrs. Naudon and Yanak, two class II directors, Messrs. Anderson and McKay, and three class III directors, Messrs. Carlisle, Dame and Hernandez. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2004, 2005 and 2006, respectively.

      Our amended and restated by-laws provide that the authorized number of directors may be changed only by resolution of the board of directors or by our stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

      Each executive officer is elected or appointed by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his full time to our affairs. There are no family relationships among any of our directors or executive officers.

Board Committees

      Our board of directors has designated an audit committee, a compensation committee and a nominations committee. The members of each committee are appointed by our board of directors and serve one-year terms.

      Audit Committee. We established an audit committee in March 2000. The audit committee reviews with our independent auditors the scope and timing of the auditors’ services, the auditors’ report on our financial statements following completion of the auditors’ audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee appoints our independent auditors for the ensuing year. The audit committee reports to the board of directors with respect to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management’s procedures and policies relating to the adequacy of our internal accounting controls. The members of our audit committee are Messrs. Anderson, Dame and McKay.

      Compensation Committee. We also established a compensation committee in March 2000. Our compensation committee is responsible for all policies, procedures and other matters relating to our equity incentive plans, our employee benefit and compensation plans, management development and compensation of our officers. The members of our compensation committee are Messrs. Carlisle, McKay and Yanak.

      Nominations Committee. We established a nominations committee in August 2003. The nominations committee identifies, evaluates and recommends potential board and committee members. The members of our nominations committee are Messrs. Carlisle, Dame and Yanak.

Corporate Governance

      We believe that good corporate governance is important to ensure that Open Solutions is managed for the long-term benefit of its stockholders. We regularly review the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act of 2002, the new rules of the Securities and Exchange Commission and the new listing standards of the Nasdaq National Market.

      Based on our review, we have taken steps to implement the new rules and listing standards. In particular, we have adopted new charters for our Audit Committee, Compensation Committee and Nominations Committee and adopted a code of business conduct and ethics applicable to all of our directors, officers and employees.

Compensation of Directors

      We reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors or any committee of the board of directors. During the fiscal year ended December 31, 2003, our non-employee directors did not receive separate compensation for services rendered as directors. Beginning in the fiscal year ending December 31, 2004, each of our non-employee directors will receive an annual retainer fee of $4,000, and an additional $2,000 for each committee on which the non-employee director serves. No director who also serves as an employee receives separate compensation for services rendered as a director. We currently have six non-employee directors on our board of directors: Messrs. Anderson, Carlisle, Dame, McKay, Naudon and Yanak.

      During the fiscal year ended December 31, 2003, we did not grant any stock options to the non-employee members of our board of directors. Beginning in the fiscal year ending December 31, 2004, each of our non-employee directors will be granted, on the date of the annual meeting of stockholders for such year, a stock option to purchase 5,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the Nasdaq National Market on the date of grant. One-third of the shares of common stock underlying the stock options will be exercisable one year after the date of grant, and the stock options for the remaining shares vest monthly thereafter over a two-year period.

      Mr. Hernandez did not receive any compensation during the fiscal year ended December 31, 2003 for services rendered as a director. Mr. Hernandez’s compensation for service as our chief executive officer is described in “Executive Compensation.”

Compensation Committee Interlocks and Insider Participation

      All decisions regarding the compensation of our executive officers for the fiscal year ended December 31, 2003 were made by our compensation committee, consisting of Messrs. Carlisle, McKay and Yanak and Gregory W. Thompson. Mr. Thompson was replaced as a member of the compensation committee by Mr. Yanak when Mr. Thompson resigned from the board on December 2, 2003 in connection with the closing of our initial public offering. None of the current members of our compensation committee has been employed by us. None of our executive officers participated in deliberations of our board of directors or compensation committee concerning executive officer compensation for the fiscal year ended December 31, 2003. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any other entity.

Executive Compensation

      The following table sets forth the total compensation paid or accrued for the year ended December 31, 2003 for our current chief executive officer and our four other most highly compensated executive officers who earned at least $100,000.

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation

							Number of
						Restricted	Securities
				Other Annual		Stock Awards	Underlying	All Other
Name and Principal Position	Fiscal Year	Salary	Bonus	Compensation		(1)	Options	Compensation

Louis Hernandez, Jr.	2003	$321,200	$260,000	$1,446	(2)	$984,019	103,448	$5,756	(3)
Chairman of the Board and Chief Executive Officer	2002	$311,467	$140,000	—		—	120,689	$5,707	(4)
Andrew S. Bennett	2003	$190,000	$86,000	—		$134,412	55,172	$2,000	(5)
Senior Vice President, Operations	2002	$190,000	$54,492	—		—	6,896	$2,000	(5)
Carl D. Blandino	2003	$180,000	$145,000	—		$195,507	34,482	$2,000	(5)
Senior Vice President and Chief Financial Officer	2002	$173,585	$62,200	$33,231	(6)	—	110,334	$1,736	(5)
Gary E. Daniel	2003	$200,000	$121,000	—		$158,850	48,275	$2,000	(5)
Senior Vice President and General Manager, Credit Union Sales	2002	$200,000	$100,000	—		—	6,896	$2,000	(5)
Michael D. Nicastro	2003	$175,000	$91,625	—		$100,294	34,482	$2,000	(5)
Senior Vice President, and General Manager, Strategic Solutions Group	2002	$171,016	$36,369	—		—	6,896	$1,860	(5)

(1)	On May 7, 2003, we issued an aggregate of 680,530 shares of common stock to nineteen of our employees pursuant to our 2000 Stock Incentive Plan. Of these shares, 341,022 were issued to Mr. Hernandez, 46,582 were issued to Mr. Bennett, 67,755 were issued to Mr. Blandino, 55,051 were issued to Mr. Daniel and 34,758 were issued to Mr. Nicastro. The shares of common stock issued to each of these individuals were subject to stock restriction agreements and vested at the end of seven years or immediately upon a change in control or initial public offering. These contractual restrictions lapsed upon the completion of our initial public offering. The dollar amount listed assumes a per share price of $2.8855, the fair market value of the common stock as determined by our board of directors on May 7, 2003. Over the remainder of 2003, we adjusted our financial statements to reflect the fair market value of such stock at the time of grant to be $4.814.

(2)	Consists of amounts paid by us to reimburse Mr. Hernandez for personal property taxes on the use of a car leased by Open Solutions.

(3)	Consists of $1,606 we contributed to Mr. Hernandez’s 401(k) plan and $4,150 we paid for the premiums on a $5,000,000 term life insurance policy of which Mr. Hernandez has selected the beneficiaries.

(4)	Consists of $1,557 we contributed to Mr. Hernandez’s 401(k) plan and $4,150 we paid for the premiums on a $5,000,000 term life insurance policy of which Mr. Hernandez has selected the beneficiaries.

(5)	Consists of amounts contributed by us to these executive officers’ 401(k) plans.

(6)	Consists of reimbursement made to Mr. Blandino for moving expenses.

Stock Options

Option Grants in Last Fiscal Year

      The following table sets forth information regarding stock options that we granted under our stock incentive plans in the year ended December 31, 2003 to each of our named executive officers. The exercise price of each option was equal to or greater than the fair market value of our common stock on the date of grant as determined by our board of directors. The potential realizable value is calculated assuming the fair market value of our common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on our initial public offering price of $17.00. Annual rates of stock price appreciation of 5% and 10% from the initial public offering price is assumed pursuant to the rules of the Securities and Exchange Commission. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants
					Potential Realizable Value
	Number of	Percent of			at Assumed Annual Rates
	Securities	Total Options			of Stock Price Appreciation
	Underlying	Granted to	Exercise		for Option Term
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year(2)	(per share)	Date	5%	10%

Louis Hernandez, Jr.	103,448	15.61%	$2.8855	5/5/2013	$2,566,101	$4,262,898
Andrew S. Bennett	55,172	8.33%	$2.8855	5/5/2013	$1,368,581	$2,273,534
Carl D. Blandino	34,482	5.20%	$2.8855	5/5/2013	$855,350	$1,420,938
Gary E. Daniel	48,275	7.28%	$2.8855	5/5/2013	$1,197,496	$1,989,322
Michael D. Nicastro	34,482	5.20%	$2.8855	5/5/2013	$855,350	$1,420,938

(1)	All stock options listed were granted on May 6, 2003. One-fourth of the shares of common stock underlying each of these stock options are exercisable one year after the date of grant, and the stock options vest monthly thereafter over a three-year period.

(2)	During the fiscal year ended December 31, 2003, we granted stock options to purchase an aggregate of 662,704 shares of our common stock to our employees, including our executive officers.

Aggregated Option Exercises and Fiscal Year-End Option Values

      The following table contains information concerning stock options to purchase common stock held as of December 31, 2003 by each of our named executive officers. These options were granted under our stock incentive plans.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND

FISCAL YEAR-END OPTION VALUES

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-The-Money Options
	Shares		Options at Fiscal Year-End		at Fiscal Year-End(1)
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Louis Hernandez, Jr.	—	—	546,123	228,465	$6,152,372	$2,815,646
Andrew S. Bennett	—	—	42,743	88,290	$442,390	$1,154,351
Carl D. Blandino	—	—	52,873	91,953	$547,236	$1,102,055
Gary E. Daniel	—	—	60,199	77,730	$623,060	$1,014,985
Michael D. Nicastro	—	—	70,328	53,615	$939,377	$705,257

(1)	Value is based on the difference between the closing sale price per share of our common stock on December 31, 2003, the last trading day of the fiscal year ended December 31, 2003 ($17.60), and the applicable option exercise price, multiplied by the number of shares subject to the option.

Employment Agreements

      We are party to an employment agreement, dated May 6, 2002, with Louis Hernandez, Jr., our Chairman and Chief Executive Officer. Under this agreement, which has a three-year term, we agreed to pay Mr. Hernandez an annual base salary of $321,200 subject to increase at the discretion of our board of directors, and an annual cash bonus of up to 50% of his base salary, based on the achievement of certain performance targets. Our compensation committee determines Mr. Hernandez’ annual cash bonus. The compensation committee bases this determination on a number of factors, including the commercial introduction of new products and services, Mr. Hernandez’ efforts in identifying appropriate product and business acquisition candidates, and our performance compared to our corporate objectives for a given year, specifically with respect to revenues and earnings. In addition, Mr. Hernandez was granted a stock option to purchase 103,448 shares of common stock at an exercise price of $7.25 per share. The agreement also includes a covenant by Mr. Hernandez not to compete with our business or to solicit any of our employees or clients during the 12-month period following his employment termination. The agreement provides for severance pay if his employment terminates without cause or good reason, or following a change of control (as defined in the employment agreement), equal to Mr. Hernandez’s base salary and the full amount of his target bonus. If Mr. Hernandez’s employment terminates following a change of control, in addition to receiving the severance pay described above, any outstanding stock options held by him will become fully vested.

Stock Plans

1994 Stock Option Plan

      Our 1994 Stock Option Plan was adopted by our board of directors and approved by our stockholders in March 1994, and amended by our board of directors in March 2000 and August 2003. A maximum of 2,068,965 shares of common stock were issuable. As of March 31, 2004, options to purchase an aggregate of 1,130,011 shares of common stock at a weighted average exercise price of $5.50 per share were outstanding under the plan. We will not grant further options under the 1994 Stock Option Plan.

2000 Stock Incentive Plan

      Our 2000 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in December 2000, and an amendment was adopted by our board of directors in August 2003 and approved by our stockholders in October 2003. A maximum of 4,629,653 shares of common stock are issuable under the plan. This maximum number of 4,629,653 shares increases each January 1 during the term of the plan by an additional number of shares of common stock equal to 5% of the total number of shares of common stock issued and outstanding as of the close of business on the preceding December 31, but in no case may the maximum number of shares issuable under the plan exceed 10,344,827. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock. As of March 31, 2004, options to purchase an aggregate of 2,118,067 shares of common stock at a weighted average exercise price of $10.4696 per share were outstanding under the plan. We have also issued 680,530 shares of restricted stock under this plan.

      The 2000 Stock Incentive Plan is administered by the compensation committee of our board of directors, which has the authority to determine which individuals are eligible to receive options or restricted stock awards, the terms of those options or awards, the status of such options as incentive or nonqualified stock options under the federal income tax laws, including the number of shares, exercise or purchase prices and times at which the options become and remain exercisable or restricted stock vests and the time, manner and form of payment upon exercise of an option. The exercise price of non-qualified stock options granted under this plan may not be less than 85% of the fair market value of a share of common stock on the date of grant, or 100%, in the case of incentive stock options. The options become exercisable at such time or times as are determined by the compensation committee and expire after a specified period that may not exceed ten years.

      Upon the acquisition of 50% or more of our outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of Open Solutions, if it has been outstanding for at least six months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event Open Solutions is acquired, vesting of options and restricted stock awards granted under the 2000 Stock Incentive Plan will accelerate to the extent that the options or our repurchase rights with respect to restricted stock awards are not assumed by or assigned to the acquiring entity. The compensation committee also has discretion to provide for accelerated vesting of options and restricted stock awards upon the occurrence of certain changes in control. Accelerated vesting may be conditioned upon subsequent termination of the affected optionee’s service.

      With the consent of an option holder, the compensation committee can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of our common stock on the new grant date.

      Our board of directors may amend or modify the 2000 Stock Incentive Plan at any time subject to the rights of holders of outstanding options. This plan will terminate on December 20, 2010.

2003 Stock Incentive Plan

      Our 2003 Stock Incentive Plan was adopted by our board of directors in August 2003 and was approved by our stockholders in October 2003. This plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock and other stock based awards to our employees, officers, directors, consultants and advisors. A maximum of 2,068,965 shares of common stock will be reserved for issuance under this plan. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock. No options or other awards have been granted or issued under the plan.

      The 2003 Stock Incentive Plan is administered by our board of directors, or one or more committees or subcommittees appointed by the board of directors, which have the authority to determine which individuals are eligible to receive options or restricted stock awards, the terms of those options or awards, the status of options as incentive or nonqualified stock options under the federal income tax laws, including the number of shares, exercise or purchase prices and times at which the options become and remain exercisable or restricted stock vests and the time, manner and form of payment upon exercise of an option.

      Upon the acquisition of 50% or more of our outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of Open Solutions, if it has been outstanding for at least six months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event Open Solutions is acquired or our common stock is exchanged for other consideration, vesting of options granted under the 2003 Stock Incentive Plan will accelerate to the extent that the options are not assumed by or assigned to the acquiring entity, and, with respect to restricted stock awards, our repurchase and other rights will transfer to our successor and will apply to the cash, securities or other property which our common stock was converted into or exchanged for. The board of directors can additionally cause any options or restricted stock awards to become fully vested and exercisable at any other time. With the consent of an option holder, the board of directors can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of our common stock on the new grant date.

      Our board of directors may amend or modify the 2003 Stock Incentive Plan at any time subject to the rights of holders of outstanding options. This plan will terminate in August 2013.

2003 Employee Stock Purchase Plan

      Our 2003 Employee Stock Purchase Plan was adopted by our board of directors in August 2003 and was approved by our stockholders in October 2003. The purchase plan authorizes the issuance of up to a total of 1,379,310 shares of our common stock to participating employees.

      All of our employees, including our directors who are employees, meeting the following criteria are eligible to participate in the purchase plan if:

•	he or she is employed for more than 20 hours per week and for more than five months in a calendar year, and

•	he or she is employed on the first day of the applicable offering period under the purchase plan.

      Employees who would immediately after the grant own 5% or more of the total combined voting power or value of our stock are not eligible to participate in the purchase plan.

      Offerings begin on December 1 and June 1 of each year. Each offering commencement date begins a six-month period during which payroll deductions are made and held for the purchase of our common stock at the end of the purchase plan period. The first offering period under the purchase plan, which will last only five months, commenced on January 1, 2004, and as of March 31, 2004, no shares had been issued under the plan.

      On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of our common stock. The employee may authorize up to a maximum of 10% of his or her compensation to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price, as defined in the purchase plan, per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number of full months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

      An employee who is not a participant on the last day of the offering period, whether by voluntary withdrawal, termination of employment for any reason, or death, is not entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded.

      Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock that will be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

RELATED PARTY TRANSACTIONS

Series F Preferred Stock Financing

      On March 17, 2000, we issued 2,145,925 shares of Series F preferred stock at $9.32 per share for an aggregate purchase price of $20,000,021 to 27 independent investors and five existing stockholders. The following beneficial owners of 5% of our stock, either currently or immediately prior to our initial public offering, purchased Series F preferred stock:

•	Aetna Life Insurance Company purchased 214,592 shares for an aggregate purchase price of $1,999,997. David M. Clarke, a former director of Open Solutions who resigned on December 2, 2003 in connection with the closing of our initial public offering, is an Investment Manager of Aetna Life Insurance Company.

•	Axiom Venture Partners, L.P. purchased 80,472 shares for an aggregate purchase price of $749,999. Mr. McKay, a director of Open Solutions, is a general partner of Axiom Venture Partners, L.P.

•	Connecticut Innovations, Incorporated purchased 214,592 shares for an aggregate purchase price of $1,999,997. Connecticut Innovations/ Webster LLC, an affiliate of Connecticut Innovations, Incorporated, purchased 214,592 shares for an aggregate purchase price of $1,999,997.

•	HNC Software Inc. purchased 160,944 shares for an aggregate purchase price of $1,499,998. Mr. Thompson, a former director of Open Solutions, is the Vice President of Corporate Development of Fair Isaac Corporation, the successor-in-interest to HNC Software Inc.

•	Key Principal Partners LLC purchased 321,888 shares for an aggregate purchase price of $2,999,996. Mr. Dame, a director of Open Solutions, is a partner of Key Principal Partners LLC.

•	Menlo Ventures VI, L.P. purchased 52,855 shares for an aggregate purchase price of $492,609. Menlo Entrepreneurs Fund VI, L.P., an affiliate of Menlo Ventures VI, L.P., purchased 793 shares for an aggregate purchase price of $7,391. Mr. Carlisle, a director of Open Solutions, is a general partner of MV Management VI, L.P., a general partner of Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P.

      In connection with this sale of the Series F preferred stock, we entered into an amended and restated investors’ rights agreement. All rights under this agreement terminated upon the closing of our initial public offering, except for the registration rights described in “Description of Capital Stock — Registration Rights.”

      On April 16, 2001, we issued an additional 1,190,986 shares of Series F preferred stock at $9.32 per share for an aggregate purchase price of $11,099,990 to two independent investors and nine existing stockholders. Aetna Life Insurance Company purchased 107,296 shares for an aggregate purchase price of $999,999. Axiom Venture Partners III Limited Partnership, an affiliate of Axiom Venture Partners, L.P., and whose general partner is Mr. McKay, purchased 214,592 shares for an aggregate purchase price of $1,999,997. Connecticut Innovations, Incorporated purchased 64,378 shares for an aggregate purchase price of $600,003. Connecticut Innovations/ Webster LLC purchased 53,648 shares for an aggregate purchase price of $499,999. Key Principal Partners LLC purchased 268,240 shares for an aggregate purchase price of $2,499,997. Menlo Ventures VI, L.P. purchased 52,855 shares for an aggregate purchase price of $492,609. Menlo Entrepreneurs Fund VI, L.P. purchased 793 shares for an aggregate purchase price of $7,391.

BISYS Agreement

      On August 20, 1997, we entered into a Software License and Marketing and Distribution Agreement with BISYS, Inc., a wholly-owned subsidiary of The BISYS Group, Inc. Under the terms of that agreement, BISYS had the right to resell our The Complete Banking Solution software to banks and thrifts.

      Pursuant to the 1997 agreement, BISYS was obligated to pay us a license fee equal to 30% of the then-current license fee payable by a client who licensed software directly from us. With respect to agreements between BISYS and its clients executed prior to August 20, 2000, this fee was due in equal monthly installments over a period of no more than three years. With respect to agreements between BISYS and its clients executed after August 20, 2000 and prior to January 1, 2002, this fee was due in equal monthly installments over a period of no more than five years. As of January 1, 2002, BISYS was obligated to pay us 50% of this fee upon execution of an agreement with its client and the remaining 50% upon conversion of that client to our software. In addition, BISYS was obligated to pay us an annual maintenance fee for each client using our software, ranging from 5% to 10% of the then-current license fee payable by our clients who licensed software directly from us. We also agreed to recommend BISYS to our clients as a provider of ATM, debit card and imaging services. BISYS was also entitled to nominate a member of our board of directors and had the right to match a bona-fide third-party offer to acquire all the outstanding shares of our capital stock or substantially all of our assets. Although the 1997 agreement originally provided that BISYS would be the exclusive national reseller of our The Complete Banking System software if BISYS met certain minimum sales requirements, BISYS did not meet those requirements and lost these exclusivity rights as of September 2000.

      On September 30, 2003, we amended and restated this agreement. Effective September 1, 2003, BISYS became our non-exclusive reseller to provide data processing services to banks and thrifts in the United States using our The Complete Banking Solution software through BISYS’ outsourcing centers. Under both the 1997 and the 2003 agreements, BISYS offers our The Complete Banking Solution software under its TotalCS label. In addition, BISYS is obligated to offer our complementary products and services (other than check imaging and check and item processing), which will be BISYS’ exclusive offering for such products and services, to those banks and thrifts purchasing TotalCS. The agreement has a term of five years, with an option to renew for another five years by mutual consent or at BISYS’ option. We have also agreed not to enter into a similar reseller agreement with any one of six identified BISYS competitors before March 1, 2005.

      As described above, under the terms of the amended and restated agreement, BISYS now has the additional right to resell our complementary products to banks and thrifts. Pursuant to the amended and restated agreement, BISYS is obligated to pay us a license fee currently equal to 75% of the license fee payable by our clients who license software directly from us, for any resale of our software, including sales that have occurred since January 1, 2003. In addition, BISYS is obligated to pay us an annual maintenance fee for each client using our software currently equal to 12% of the license fee payable by our clients who license software directly from us. Under the amended and restated agreement, BISYS’ rights to nominate a member of our board of directors and to match a bona-fide third-party offer to acquire all the outstanding shares of our capital stock or substantially all of our assets terminated upon the closing of our initial public offering on December 2, 2003.

      Under the terms of the amended and restated agreement, BISYS has agreed to pay us non-refundable minimum license fees and achieve certain minimum sales requirements relating to both unit sales and license fees payable to us, which are described in greater detail below.

      The aggregate minimum license fees which BISYS has agreed to pay us under the amended and restated agreement are approximately $6.0 million in the first year of the agreement (October 1, 2003 to September 30, 2004), approximately $10.9 million in the second year of the agreement (October 1, 2004 to September 30, 2005) and approximately $13.7 million in each year thereafter. These aggregate amounts include minimum annual license fees for sales of our complementary products to new clients of BISYS, which are approximately $200,000 in the aggregate for the first two years of the agreement, increase to approximately $2.6 million in the third year, and remain constant thereafter. BISYS is obligated to pay us these license fees, which increase annually, in quarterly installments. The aggregate minimum sales requirements which BISYS has agreed to achieve are 28 new outsourcing agreements in the first two years of the agreement and 30 in each year thereafter. We believe that the minimum sales requirements and minimum license fees under the amended and restated agreement are comparable to those under the 1997 agreement, with an increase appropriate to the growth of our business since the minimum sales requirements under the 1997 agreement lapsed in September 2000.

      The minimum sales requirements are set on a regional basis with respect to three geographic regions. If, as of September 30, 2005, BISYS has failed to achieve the aggregate minimum sales requirements in any of these regions, we may terminate, for that region only, our limited non-compete and favorable price and pricing term obligations. However, if we terminate such obligations, we will no longer be entitled to receive minimum license fee payments from BISYS for that region. BISYS also has the right to terminate the minimum payment requirements for a region if, as of September 30, 2005, it has failed to achieve the aggregate minimum sales requirements in that region. However, BISYS will have an obligation to pay us an additional nine months of non-refundable minimum license fees if it exercises this termination right. As of September 30 of each successive year, the same termination rights will apply if BISYS has failed to achieve the minimum sales requirements in a region for the preceding year. However, if BISYS exercises its right to terminate for failure to meet the minimum sales requirements for such year, it will have an obligation to pay us only six months of additional non-refundable minimum license fees. We are currently unable to predict the likelihood of BISYS being able to achieve these minimum sales requirements, due to the fact that the terms of the amended and restated agreement have only been effective since September 1, 2003. However, pursuant to the agreement, BISYS is obligated to use commercially reasonable efforts to convert its clients using its TotalPlus system to our software upon renewal of its agreements with those clients. For this reason, as well as due to the passage of time and improved market conditions, we believe that BISYS is more likely to achieve these minimum sales requirements than under the 1997 agreement.

      Under the amended and restated agreement, we have agreed not to compete with BISYS for the sale of data processing services using our The Complete Banking Solution software on an outsourced basis to banks and thrifts in the United States except to prospective clients that refuse to contract with BISYS or with which BISYS refuses to contract, to BISYS clients that cease working with BISYS, to any of our clients who wish to use our software on an outsourced basis through our outsourcing centers, or to any client using our software on either an in-house or an outsourced basis as of September 1, 2003. We will also not provide any similarly-situated third-party reseller of our The Complete Banking Solution software in the United States with more favorable prices and pricing terms, in the aggregate, than are provided to BISYS under the agreement, and if we do so, we have agreed to provide BISYS with the same pricing terms.

      The only other reseller of our core software is Connecticut On-Line Computer Center, Inc., or COCC. On December 9, 1997 we entered into a License and Marketing Agreement with COCC. Pursuant to this agreement, COCC became our non-exclusive reseller to provide data processing services to banks, thrifts and credit unions in seven states in the northeastern United States using our The Complete Banking Solution software at COCC’s outsourcing center. COCC is obligated to pay us a license fee and an annual maintenance fee for each client to which COCC provides data processing services using our software. On May 15, 2003, we amended our agreement with COCC to expand COCC’s territory to ten states in which it could resell our software. In addition, for all sales by COCC after December 9, 2002, COCC is obligated to pay us a license fee equal to 37.5% of the license fee schedule contained in the agreement (as opposed to 75% of the license fee schedule that BISYS is obligated to pay us under the 2003 BISYS agreement). The agreement provides that COCC will pay us this fee in two payments. In contrast to BISYS, which is obligated to pay us minimum license fees on a quarterly basis and any additional fees due at the end of each quarter, COCC is obligated to pay us twenty-five percent of this fee upon execution of its agreement with a client and the remaining 75% upon the earlier of conversion of the client to our software and 120 calendar days. In addition, COCC is obligated to pay us an annual maintenance fee equal to 16% of the license fee schedule contained in the agreement (as opposed to 12% of the license fee schedule that BISYS is obligated to pay us under the 2003 BISYS agreement).

      William W. Neville, a former member of our board of directors who resigned on December 2, 2003 in connection with the closing of our initial public offering, is Group President, Information Services of The BISYS Group, Inc. For the years ended December 31, 2001, December 31, 2002 and December 31, 2003, our revenues from our relationship with BISYS, Inc. were $1,335,963, $2,918,801 and $5,836,518, respectively. We believe that the amended and restated BISYS agreement is on terms no less favorable than could be obtained from an unaffiliated third party.

HNC Acquisition

      On March 29, 2002, we acquired certain assets and intellectual property rights of HNC Financial Solutions, Inc., a division of HNC Software Inc. (now known as Fair Isaac Corporation), which is an investor in Open Solutions and a selling stockholder in this offering, and assumed certain future software maintenance and support obligations in exchange for a $500,000 promissory note. The promissory note accrued interest at an annual rate of 6%, and the principal balance was due in full on March 29, 2004. Concurrent with the acquisition, we entered into a license and service agreement under which HNC Financial Solutions, Inc. licensed to us additional software in exchange for $564,000 in cash.

      On October 31, 2002, we purchased from HNC Software Inc. the underlying intellectual property rights to the additional software that had been licensed in the March 2002 transaction, accounts receivable and related future software maintenance and support obligations in exchange for a $950,000 promissory note. The promissory note accrued interest at an annual rate of 4.5%, and the principal balance was due in full on October 31, 2005. A portion of the promissory note was subject to acceleration in the event that a specific former customer of HNC Software Inc. paid us $750,000 or any portion thereof on or before April 30, 2003, in which case, the original principal amount of the promissory note was to be reduced on a dollar-for-dollar basis and any remaining receivable would be assigned back to HNC Software Inc. We received the full $750,000 that was owed to us, and as a result, owed $950,000 to HNC Software Inc. under the promissory note.

      These notes were paid in full in December 2003 with the proceeds of our initial public offering.

      Mr. Thompson, a former director of Open Solutions, is the Vice President of Corporate Development of Fair Isaac Corporation, the successor-in-interest to HNC Software Inc.

General

      We believe that all of the transactions set forth above that were consummated with the parties that may be deemed to be affiliated with Open Solutions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

      We have a policy that all material transactions between Open Solutions and our officers, directors and other affiliates must:

•	be approved by a majority of the members of our board of directors,

•	be approved by a majority of the disinterested members of our board of directors, and

•	be on terms no less favorable to Open Solutions than could be obtained from unaffiliated third parties.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sale of the shares of common stock in this offering, by:

•	each person known by us to beneficially own 5% or more of the outstanding shares of our common stock,

•	the chief executive officer and the other current executive officers listed in the Summary Compensation Table,

•	each of our directors,

•	all of our directors and executive officers as a group, and

•	each of the selling stockholders, which consist of the individuals and entities shown as having shares being offered.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, the principal address of each officer and director listed below is c/o Open Solutions Inc., 300 Winding Brook Drive, Glastonbury, Connecticut 06033. We believe that all persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, unless otherwise indicated. All figures include shares of common stock issuable upon the exercise of options exercisable within 60 days of March 31, 2004 and, which are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

      All figures assume no exercise of the underwriters’ over-allotment option.

				Percentage of Shares
	Number of Shares		Number of Shares	Beneficially Owned
	Beneficially		Beneficially
	Owned Before	Number of Shares	Owned After	Before this	After this
Name and Address of Beneficial Owner	this Offering	Being Offered	this Offering	Offering	Offering

5% Stockholders
Menlo Ventures VI, L.P.(1)	1,819,028	0	1,819,028	10.65%	10.06%
300 Sand Hill Road Building 4, Suite 100 Menlo Park, CA 94025
Axiom Venture Partners(2)	917,340	469,000	448,340	5.37%	2.48%
City Place II, 17th Floor Hartford, CT 01603
Aetna Life Insurance Company(3)	869,786	434,893	434,893	5.09%	2.40%
151 Farmington Avenue Hartford, CT 06106
Directors and Executive Officers
Louis Hernandez, Jr.(4)	844,287	238,372	605,915	4.77%	3.24%
Andrew S. Bennett(5)	105,943	29,000	76,943	*	*
Carl D. Blandino(6)	118,555	45,569	72,986	*	*
Gary E. Daniel(7)	105,968	31,654	74,314	*	*
Michael D. Nicastro(8)	105,628	19,986	85,642	*	*
Douglas K. Anderson(9)	279,313	140,000	139,313	1.63%	*
Douglas C. Carlisle(1)	1,819,028	0	1,819,028	10.65%	10.06%
David Dame(10)	647,058	647,058	0	3.79%	0.00%
Samuel F. McKay(2)	917,340	469,000	448,340	5.37%	2.48%
Carlos P. Naudon(11)	391,102	189,849	201,253	2.29%	1.11%
Richard P. Yanak(12)	13,793	0	13,793	*	*
All directors and executive officers as a group (12 persons)(13)	5,348,015	1,810,488	3,537,527	31.12%	19.45%

				Percentage of Shares
	Number of Shares		Number of Shares	Beneficially Owned
	Beneficially		Beneficially
	Owned Before	Number of Shares	Owned After	Before this	After this
Name and Address of Beneficial Owner	this Offering	Being Offered	this Offering	Offering	Offering

Other Selling Stockholders
Fair Isaac Corporation(14)	691,061	691,061	0	4.05%	0.00%
5935 Cornerstone Court San Diego, CA 92121
Key Principal Partners LLC(10)	647,058	647,058	0	3.79%	0.00%
1000 Winter Street, #1400
Waltham, MA 02451
Connecticut Innovations, Incorporated(15)	672,055	500,000	172,055	3.93%	*
999 West Street Rocky Hill, CT 06067
Banking Spectrum Services, Inc.(16)	189,849	189,849	0	1.11%	0.00%
57 West 38th Street New York, NY 10018
Hernandez Family 2003 Trust(17)	13,793	13,793	0	*	0.00%
c/o Open Solutions Inc. 300 Winding Brook Drive Glastonbury, CT 06033

*	indicates less than 1%

(1)	Consists of 1,792,088 shares held by Menlo Ventures VI, L.P. and 26,940 shares held by Menlo Entrepreneurs Fund VI, L.P. MV Management VI, L.P. is a general partner of Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P. Mr. Carlisle, a director of Open Solutions, H. DuBose Montgomery, John W. Jarve, Thomas H. Bredt, Sonja Hoel and Mark A. Siegel are general partners of MV Management VI, L.P. Messrs. Carlisle, Montgomery, Jarve, Bredt and Siegel and Ms. Hoel each disclaim beneficial ownership of the shares held by Menlo Ventures VI, L.P. and Menlo Entrepreneurs Fund VI, L.P., except to the extent of his or her pecuniary interest therein.

(2)	The Number of Shares Beneficially Owned Before this Offering consists of 682,046 shares held by Axiom Venture Partners, L.P. and 235,294 shares held by Axiom Venture Partners III Limited Partnership. The Number of Shares Being Offered consists of 410,000 shares being offered by Axiom Venture Partners, L.P. and 59,000 shares being offered by Axiom Venture Partners III Limited Partnership. The Number of Shares Beneficially Owned After this Offering consists of 272,046 shares held by Axiom Venture Partners, L.P. and 176,294 shares held by Axiom Venture Partners III Limited Partnership. Mr. McKay, a director of Open Solutions, is a general partner of Axiom Venture Partners, L.P. and Axiom Venture Partners III Limited Partnership. Mr. McKay disclaims beneficial ownership of the shares held by Axiom Venture Partners, L.P. and Axiom Venture Partners III Limited Partnership, except to the extent of his pecuniary interest therein. Voting and dispositive power over the shares being sold in this offering by Axiom Venture Partners, L.P. is shared by Mr. McKay and Alan Mendelson, general partners of Axiom Venture Associates Limited Partnership, the general partner of Axiom Venture Partners, L.P. Voting and dispositive power over the shares being sold in this offering by Axiom Venture Partners III Limited Partnership is shared by Mr. McKay, Mr. Mendelson and Barry Bronfin, who are class A limited partners and the members of the Board of Management of Axiom Venture Associates III Limited Partnership, the general partner of Axiom Venture Partners III Limited Partnership.

(3)	Mr. Clarke, a former director of Open Solutions, is an Investment Manager of Aetna Life Insurance Company. Aetna Life Insurance Company is a wholly-owned subsidiary of Aetna Inc., a reporting company.

(4)	The Number of Shares Being Offered includes 13,793 shares being offered by the Hernandez Family 2003 Trust, of which Wendy Hernandez, Mr. Hernandez’s spouse, is a trustee. The Number of Shares Beneficially Owned Before this Offering includes 13,793 shares held by the Hernandez Family 2003

Trust, and both the Number of Shares Beneficially Owned Before this Offering and the Number of Shares Beneficially Owned After this Offering include 5,883 shares held by Wendy Hernandez and 600,032 shares which Mr. Hernandez has the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options. Mr. Hernandez disclaims beneficial ownership of the shares held by the Hernandez Family 2003 Trust, except to the extent of his pecuniary interest therein.

(5)	Includes 59,361 shares which Mr. Bennett has the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options.

(6)	Includes 72,986 shares which Mr. Blandino has the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options.

(7)	Includes 74,314 shares which Mr. Daniel has the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options.

(8)	Includes 85,642 shares which Mr. Nicastro has the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options.

(9)	Includes 9,199 shares which Mr. Anderson has the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options.

(10)	Consists solely of shares held by Key Principal Partners LLC. Mr. Dame, a director of Open Solutions, is an Executive Vice President of Key Principal Partners LLC. Mr. Dame disclaims beneficial ownership of the shares held by Key Principal Partners LLC, except to the extent of his pecuniary interest therein. Voting and dispositive power over the shares being sold in this offering by Key Principal Partners LLC is held by John Sinnenberg, who is the President of Key Principal Partners LLC and KPP Management Group LLC, the managing member of Key Principal Partners LLC.

(11)	The Number of Shares Being Offered consists solely of 189,849 shares being offered by Banking Spectrum Services, Inc. The Number of Shares Beneficially Owned Before this Offering includes 189,849 shares held by Banking Spectrum Services, Inc., and both the Number of Shares Beneficially Owned Before this Offering and the Number of Shares Beneficially Owned After this Offering include 20,689 shares held by The Enrique S. Naudon Trust, 20,689 shares held by The Ignacio S. Naudon Trust, 13,793 shares held by The Huguette Rivet Trust, 6,251 shares held by The Eric P. Steingass Trust dtd 12/22/97, 10,776 shares held by Allister & Naudon P/S, Raymond James & Associates, Inc. CSDN FBO, Jeffrey W. Allister, 5,883 shares held by Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister PS and 5,883 shares held by Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister MP. Mr. Naudon, a director of Open Solutions, is chief executive officer, a director and the majority shareholder of Banking Spectrum Services, Inc., a trustee of Allister & Naudon P/S, Raymond James & Associates, Inc. CSDN FBO, Jeffrey W. Allister, Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister PS and Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister MP, and Susan Steingass, his spouse, is a trustee of The Enrique S. Naudon Trust, The Ignacio S. Naudon Trust, The Huguette Rivet Trust and The Eric P. Steingass Trust dtd 12/22/97. Mr. Naudon disclaims beneficial ownership of the shares held by The Enrique S. Naudon Trust, The Ignacio S. Naudon Trust, The Huguette Rivet Trust, The Eric P. Steingass Trust dtd 12/22/97, Allister & Naudon P/ S, Raymond James & Associates, Inc. CSDN FBO, Jeffrey W. Allister, Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister PS and Raymond James & Assoc., Inc. Custodian FBO Jeffrey W. Allister MP, except to the extent of his pecuniary interest therein.

(12)	Consists solely of 13,793 shares which Mr. Yanak has the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options.

(13)	Includes an aggregate of 915,327 shares of common stock which our directors and executive officers have the right to acquire within 60 days after March 31, 2004 upon the exercise of stock options.

(14)	Mr. Thompson, a former director of Open Solutions, is Vice President of Corporate Development of Fair Isaac Corporation.

(15)	Voting power over the shares being sold in this offering by Connecticut Innovations, Incorporated is held by Victor Budnick, its President and Executive Director. Dispositive power over the shares being sold in this offering by Connecticut Innovations, Incorporated is held by its Finance Committee, which consists of Arthur Diedrick, John Booth, Anthony Campanelli, Geraldine Foster, Scott Guilmartin, John Mengacci, George Lewson and Thomas Clark.

(16)	Mr. Naudon, a director of Open Solutions, is chief executive officer, a director and the majority shareholder of Banking Spectrum Services, Inc. Voting and dispositive power over the shares being sold in this offering by Banking Spectrum Services, Inc. is shared by Mr. Naudon, Mark Villamar, Jeffrey Allister and Alan Amer, the directors of Banking Spectrum Services, Inc.

(17)	Voting and dispositive power over the shares being sold in this offering by the Hernandez Family 2003 Trust is shared by Wendy Hernandez, Mr. Hernandez’s spouse, and Jeffrey P. Hagen, the trustees of the Hernandez Family 2003 Trust.

Additional Information Regarding the Selling Stockholders

      Other than as described below, we do not believe that any of the selling stockholders in this offering are broker-dealers or affiliates of broker-dealers. Key Principal Partners LLC, one of the selling stockholders in this offering, is a subsidiary of KeyCorp. KeyCorp. also owns McDonald Investments Inc., a registered broker-dealer. Accordingly, Key Principal Partners LLC should be considered an affiliate of a broker-dealer.

      The shares being sold by the selling stockholders were acquired as a result of the issuances of shares of our capital stock as described below:

      On January 26, 1996, we issued 120,689 shares of our common stock to Mr. Anderson pursuant to the exercise of stock options, all of which had an exercise price of $0.30 per share. On February 8, 2000, we issued an additional 149,425 shares of our common stock to Mr. Anderson pursuant to the exercise of stock options, 20,690 shares of which had an exercise price of $0.15 and 128,735 shares of which had an exercise price of $0.45.

      In September 1994 and May 1995, we issued an aggregate of 583,333 shares of our Series A-2 preferred stock at a purchase price of $3.00 per share, including 333,333 shares issued pursuant to the exercise of a warrant to stockholders that are not selling shares in this offering. Of the 583,333 shares of Series A-2 preferred stock, 166,667 shares were issued to Connecticut Innovations, Incorporated in May 1995. Upon the closing of our initial public offering on December 2, 2003, the shares of Series A-2 preferred stock held by Connecticut Innovations, Incorporated converted into 114,943 shares of common stock.

      In December 1995, we issued an aggregate of 1,543,334 shares of our Series B preferred stock at a purchase price of $3.00 per share, of which 666,667 shares were issued to Axiom Venture Partners, L.P. and 166,667 shares were issued to Connecticut Innovations, Incorporated. In March 1998 and December 2000, we issued an additional 192,916 shares of our Series B preferred stock at a purchase price of $4.00 per share pursuant to the exercise of warrants, of which 83,333 shares were issued to Axiom Venture Partners, L.P. in December 2000, 20,833 shares were issued to Connecticut Innovations, Incorporated in December 2000 and the remaining shares were issued to stockholders that are not selling shares in this offering. Upon the closing of our initial public offering on December 2, 2003, the shares of Series B preferred stock held by Axiom Venture Partners, L.P. converted into 517,241 shares of common stock and the shares of Series B preferred stock held by Connecticut Innovations, Incorporated converted into 129,310 shares of common stock.

      On June 7, 1996, Banking Spectrum Services, Inc. received 206,897 shares of our common stock by way of a transfer from Glen A. Field. On December 31, 1997, Banking Spectrum Services, Inc. transferred 2,372 of its shares of our common stock to Allen J. Amer, 3,954 of its shares of our common stock to Mark L. Villamar, 13,148 of its shares of our common stock to Mr. Naudon, 6,897 of its shares of our common stock to The Enrique S. Naudon Trust and 6,897 of its shares of our common stock to The Ignacio S. Naudon Trust, none of which are selling stockholders in this offering. In addition, on November 4, 1999, we issued 16,220 shares of our common stock to Banking Spectrum Services, Inc. pursuant to the exercise of a stock option for an exercise price of $0.30 per share.

      In October 1996, we issued an aggregate of 1,222,222 shares of our Series C preferred stock at a purchase price of $4.50 per share, of which 666,667 shares were issued to Aetna Life Insurance Company, 111,111 shares were issued to Axiom Venture Partners, L.P. and 111,111 shares were issued to Connecticut Innovations, Incorporated. In March 1998, October 2001 and November 2001, we issued an additional

138,889 shares of our Series C preferred stock at a purchase price of $6.00 per share pursuant to the exercise of warrants, of which 83,333 shares were issued to Aetna Life Insurance Company in October 2001, 13,889 shares were issued to Connecticut Innovations, Incorporated in November 2001 and the remaining shares were issued to stockholders that are not selling shares in this offering. Upon the closing of our initial public offering on December 2, 2003, the shares of Series C preferred stock held by Aetna Life Insurance Company converted into 516,845 shares of common stock, the shares of Series C preferred stock held by Axiom Venture Partners, L.P. converted into 76,570 shares of common stock and the shares of Series C preferred stock held by Connecticut Innovations, Incorporated converted into 86,141 shares of common stock.

      In April 1999, we issued an aggregate of 746,157 shares of our Series E preferred stock at a purchase price of $8.00 per share, all of which were issued to HNC Software Inc. Upon the closing of our initial public offering on December 2, 2003, the shares of Series E preferred stock held by Fair Isaac Corporation (the successor-in-interest to HNC Software Inc.) converted into 514,591 shares of common stock.

      In March 2000, June 2000, April 2001 and May 2001, we issued an aggregate of 3,358,371 shares of our Series F preferred stock at a purchase price of $9.32 per share, of which 321,888 shares were issued to Aetna Life Insurance Company in March 2000 and April 2001, 80,472 shares were issued to Axiom Venture Partners, L.P. in March 2000, 214,592 shares were issued to Axiom Venture Partners III Limited Partnership in April 2001, 278,970 shares were issued to Connecticut Innovations, Incorporated in March 2000 and April 2001, 268,240 shares were issued to Connecticut Innovations/Webster LLC in March 2000 and April 2001, 160,944 shares were issued to HNC Software Inc. in March 2000 and 590,128 shares were issued to Key Principal Partners LLC in March 2000 and April 2001. Upon the closing of our initial public offering on December 2, 2003, the shares of Series F preferred stock held by Aetna Life Insurance Company converted into 352,941 shares of common stock, the shares of Series F preferred stock held by Axiom Venture Partners, L.P. converted into 88,235 shares of common stock, the shares of Series F preferred stock held by Axiom Venture Partners III Limited Partnership converted into 235,294 shares of common stock, the shares of Series F preferred stock held by Connecticut Innovations, Incorporated converted into 305,882 shares of common stock, the shares of Series F preferred stock held by Connecticut Innovations/Webster LLC converted into 294,117 shares of common stock, the shares of Series F preferred stock held by Fair Isaac Corporation (the successor-in-interest to HNC Software Inc.) converted into 176,470 shares of common stock and the shares of Series F preferred stock held by Key Principal Partners LLC converted into 647,058 shares of common stock.

      In May 2003, we issued an aggregate of 680,530 shares of our common stock to 19 of our employees under our 2000 Stock Incentive Plan. Of these shares, 341,022 shares were issued to Mr. Hernandez, 46,582 shares were issued to Mr. Bennett, 67,755 shares were issued to Mr. Blandino, 55,051 shares were issued to Mr. Daniel and 34,758 shares were issued to Mr. Nicastro. The shares of common stock issued to each of these individuals were subject to stock restriction agreements and vested at the end of seven years or immediately upon a change of control or an initial public offering. These contractual restrictions lapsed upon the completion of our initial public offering on December 2, 2003. These issuances are also described in the Summary Compensation Table contained in this prospectus under the heading “Long Term Compensation — Restricted Stock Awards” and in footnote 1 to that table. On October 9, 2003, Mr. Hernandez transferred 13,793 of his shares of common stock to the Hernandez Family 2003 Trust, a selling stockholder in this offering. On October 9, 2003, Mr. Hernandez also transferred 10,344 of his shares of common stock to the Louis L. Hernandez, Jr. Qualified Annuity Trust A and 20,689 of his shares to the Louis L. Hernandez, Jr. Qualified Annuity Trust B, which are not selling stockholders in this offering.

      On March 5, 2004, Connecticut Innovations/Webster LLC transferred 35,779 shares of common stock to Connecticut Innovations, Incorporated.

      Additional information with respect to Open Solutions’ transactions with HNC Software Inc. (now known as Fair Isaac Corporation, a selling stockholder in this offering) is contained under the heading “HNC Acquisition” in the “Related Party Transactions” section of this prospectus. Additional information with respect to Messrs. Hernandez, Bennett, Blandino, Daniel and Nicastro, each an executive officer of Open Solutions, is contained in the “Management” section of this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

      The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and amended and restated by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

      Our authorized capital stock consists of 95,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share. Immediately following the completion of this offering, an aggregate of 18,084,103 shares of common stock will be issued and outstanding (based on the number of shares of common stock issued and outstanding as of March 31, 2004) and no shares of preferred stock will be issued and outstanding. As of March 31, 2004, there were 93 record holders of our common stock.

Common Stock

      Voting Rights. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, and are not able to multiply the number of shares they own by the number of directors up for election for purposes of electing directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

      Dividends. The holders of our common stock are entitled to receive dividends in proportion to the number of shares they hold if dividends are declared by our board of directors out of funds that are legally available for that purpose, provided that dividends declared on outstanding preferred stock shall have priority.

      Other Rights. Upon the liquidation, dissolution or winding up of Open Solutions, the holders of our common stock are entitled to receive the net assets of our available cash after the payment of all debts and other liabilities, provided that holders of the outstanding preferred stock shall have priority. The holders of our common stock have no preferential right to participate in any future debt or equity offerings, to have their shares redeemed or to convert their shares into any other type of security. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and non-assessable. In the event Open Solutions issues shares of preferred stock in the future, the rights of the holders of our common stock may be adversely affected by that issuance because it is probable that any preferred stock issued will have certain rights and preferences that entitle the holders of such shares to have priority over the holders of the common stock with respect to certain matters. These matters include the right to receive dividends and the right to receive our assets in the event of a bankruptcy or other similar event. There will be no shares of preferred stock outstanding immediately after the closing of this offering.

Preferred Stock

      Under our restated certificate of incorporation, our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications and limitations and restrictions that may be established by our board of directors without approval from the shareholders. The rights, designations and preferences may include:

•	dividend rights,

•	dividend rates,

•	the right to convert the shares of preferred stock into common stock,

•	voting rights,

•	the right to set aside a certain amount of assets for payments relating to the preferred shares, and

•	prices to be paid upon redemption of the preferred shares or a bankruptcy or similar event.

      If our board of directors decides to issue any shares of preferred stock, it could have the effect of delaying or preventing another party from taking control of us. This is because the terms of the preferred stock would be designed to make it prohibitively expensive for any unwanted third party to make a bid for the shares of Open Solutions. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter and By-Laws

      Effect of Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in some cases, within three years prior, did own) 15% or more of the corporation’s voting stock, or is an affiliate of the corporation and owned 15% or more of the corporation’s voting stock at any time during the three years prior to the time that the determination of an interested stockholder is made. Under Section 203, a business combination between the corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of our shares outstanding, shares owned by (a) persons who are directors and also officers and (b) employee stock plans, in some instances), or

•	after the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

      Charter and By-Law Provisions. Our certificate of incorporation and by-laws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

      Board of Directors. Our certificate of incorporation and by-laws provide for the division of the board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. Approximately one-third of our board will be elected each year. Any director may be removed only for cause by the vote of 75% of the shares that are permitted to vote for the election of directors. Under our by-laws, any vacancy on our board of directors, however occurring, may only be filled by vote of a majority of our directors then in office even if less than a quorum. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

      Notice Procedures. Our by-laws provide that for nominations to our board of directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice of the matter in writing to our Secretary. To be timely, a notice of nominations or other business to be brought before an annual meeting must be delivered (i) between 60 and 90 days before the date that is the one year anniversary of the date of the preceding year’s annual meeting; or (ii) if the date of the current year’s annual meeting is more than 20 days before or 60 days after the anniversary date described in (ii), then notice must be given no earlier than 90 days before the meeting and no later than 60 days prior to such meeting or 10 days following the day on which public announcement of such meeting is first made, whichever is later. The notice must contain, among other things, information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. Our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

      No Stockholder Action by Written Consent; Special Meeting of Stockholders. Our certificate of incorporation provides that any action required or permitted to be taken by the stockholders of Open Solutions may be taken only at a duly called annual or special meeting of the stockholders. Special meetings may be called only by the board of directors, the Chairman of the board of directors or the President of Open Solutions. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Open Solutions. These provisions may also discourage another person or entity from making an offer to our stockholders for the common stock, because even if the person or entity who makes the offer acquired a majority of our outstanding voting securities, that person or entity would be unable to call a special meeting of the stockholders and would further be unable to obtain unanimous written consent of the stockholders. As a result, any meeting as to matters they endorse, including the election of new directors or the approval of a merger, would have to wait for the next duly called stockholders meeting.

      Supermajority Voting. The Delaware General Corporation Law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless the corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of Open Solutions to amend or repeal any of the provisions of our certificate of incorporation described above, and the affirmative vote of the holders of at least a majority of the outstanding voting stock to reduce the number of authorized shares of common stock and preferred stock. A 75% vote is also required to amend or repeal any of our by-law provisions described above. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders. Our by-laws may also be amended or repealed by a majority vote of our board of directors.

      Authorized but Unissued or Undesignated Capital Stock. Subject to the limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

      Limitation of Director Liability. Our certificate of incorporation limits the liability of our directors (in their capacity as directors, but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders,

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock purchases or redemptions, or

•	for any transaction from which the director derived an improper personal benefit.

      Indemnification Arrangements. Our certificate of incorporation provides that our directors and officers shall be indemnified and provides for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as a director or officer.

Registration Rights

      On March 17, 2000, we entered into an Amended and Restated Investors’ Rights Agreement with all of the holders of Series A-1 preferred stock, Series A-2 preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, and the holders of 3,336,911 of the 3,358,371 then-outstanding shares of Series F preferred stock. All shares of preferred stock converted into shares of common stock on December 2, 2003, the date of the closing of our initial public offering. A number of the selling stockholders in this offering are parties to the investors’ rights agreement.

      Demand Registrations. The parties to the investors’ rights agreement holding shares of common stock with an anticipated gross offering price of at least $5.0 million may request registration of their shares of common stock. We are obligated to effect only two registrations pursuant to such a request by holders of registration rights. We are not obligated to effect a demand registration under the investors’ rights agreement during the period starting with the date 60 days prior to the filing of, and ending on a date 180 days following effectiveness of, a registration subject to the piggyback registration rights described below.

      Piggyback Registration Rights. The parties to the investors’ rights agreement have unlimited rights to request that their shares be included in any company-initiated registration of common stock other than registrations of employee benefit plans or convertible debt.

      Form S-3 Registrations. After we have qualified for registration on Form S-3, holders of one-third or more of the shares having registration rights under the investors’ rights agreement may request in writing that we effect a registration of their shares on Form S-3, provided that the gross offering price of the shares to be so registered in each such registration exceeds $2.0 million.

      Future Grants of Registration Rights. Without the consent of at least a majority of the then outstanding registrable securities held by parties to the investors’ rights agreement, we may not grant further registration rights which would be on equal or more favorable terms than the registration rights provided for in the investors’ rights agreement.

      Transferability. The registration rights granted under the investors’ rights agreement are transferable upon transfer of the underlying securities and notice by the holder to us of the transfer, provided that the transferee or assignee, after the transfer or assignment, holds at least 68,966 shares eligible for registration and assumes the rights and obligations of the transferor for such shares. The transferee or assignee must also agree in writing to be bound by the terms of the investors’ rights agreement.

      Termination. The registration rights granted under the investors’ rights agreement will terminate on December 2, 2008. In addition, the terms of the investors’ rights agreement may only be amended or waived with the written consent of Open Solutions and holders of a majority of the shares that are subject to the investors’ rights agreement.

Listing

      Our common stock is quoted on the Nasdaq National Market under the symbol “OPEN.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to November 26, 2003, there was no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon the completion of this offering, we will have 18,084,103 shares of common stock outstanding, based on the number of shares outstanding as of March 31, 2004, and assuming no exercise of the underwriters’ over-allotment option. The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2004, and excludes:

•	3,248,078 shares of our common stock issuable upon exercise of outstanding options as of March 31, 2004 at a weighted average exercise price of $8.74 per share, and

•	5,249,230 shares of our common stock reserved for issuance under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan.

      Of the outstanding shares, the 4,436,442 shares sold in this offering, any shares issued upon exercise of the underwriters’ over-allotment option, the 5,750,000 shares sold in our initial public offering in December 2003 and all shares registered on Form S-8 registration statements filed by us will be freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as the term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining shares of common stock will be deemed “restricted securities” as defined under Rule 144. Some of these shares are subject to the lock-up agreements described below. Restricted securities may be sold in the public market only if registered or if they qualify for resale under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Of these remaining shares of our common stock:

•	2,683,111 shares may be sold upon expiration of the 180-day lock-up period entered into with each of our officers and directors and holders of a majority of our common stock in connection with our initial public offering, which expires on May 24, 2004, and is described below, and

•	1,320,273 additional shares may be sold upon the expiration of the 90-day lock-up period entered into in connection with this offering, which is described below.

Rule 144

      In general, under Rule 144, beginning 90 days after the date of a company’s initial public offering, a person who has beneficially owned shares of stock for at least one year is entitled to sell those shares. Persons who have owned shares of our common stock for at least one year are entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 180,841 shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Rule 701

      In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares (or were issued shares) of our common stock from us in connection with a compensatory stock or option plan or other written agreement before our initial public offering is entitled to resell those shares 90 days after our initial public offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

      The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of those stock options, including exercises after the date of our initial public offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning three months after the date of our initial public offering, may be sold by persons other than “affiliates” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by “affiliates” under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

      As of March 31, 2004, options to purchase a total of 3,248,078 shares of common stock were outstanding, of which 1,562,370 were exercisable. We have filed Form S-8 registration statements under the Securities Act to register all shares of our common stock issuable under our 1994 Stock Incentive Plan, 2000 Stock Incentive Plan, 2003 Stock Incentive Plan and 2003 Employee Stock Purchase Plan. Accordingly, shares of our common stock underlying these stock options are eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described below.

Lock-up Agreements

      In connection with our initial public offering, we, each of our officers and directors and holders of a majority of our common stock (on an as-converted basis) agreed, with limited exceptions, not to sell or transfer any shares of our common stock prior to May 24, 2004, without first obtaining the written consent of Bear, Stearns & Co. Inc. In connection with this offering, we, each of our officers and directors, and each of the selling stockholders have agreed, with limited exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals and entities have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares of other securities, in cash or otherwise.

      These lock-up provisions do not limit our ability to grant options to purchase common stock, issue common stock upon the exercise of options or sell stock under our stock option plans. We are also permitted to issue up to 5% of the number of shares of common stock outstanding as of the closing of this offering, which will equal approximately 904,205 shares, in connection with one or more acquisitions, provided that any recipient of those shares enters into a lock-up agreement with the underwriters for the remainder of the lock-up period described above.

      Bear, Stearns & Co. Inc. may waive these lock-up arrangements without public notice. Bear, Stearns & Co. Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any waiver on the price of our common stock and the requesting party’s reason for making the request. In connection with this offering, Bear, Stearns & Co. Inc. has waived the lock-up arrangement for us and the selling stockholders.

Registration Rights

      Under specified circumstances, certain holders of shares of our outstanding common stock have demand registration rights, as described in “Description of Capital Stock — Registration Rights,” with respect to their shares of common stock, and may require us to register their shares of common stock under the Securities Act. In addition, certain holders of our common stock will have piggyback registration rights, as described in “Description of Capital Stock — Registration Rights,” which allows those holders to participate in any future registrations of securities. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock. This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common stock. In general, a “non-U.S. holder” means a beneficial owner of our common stock who is not for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a corporation or any other organization taxable as a corporation created or organized in the United States or under the laws of the United States or of any state, or

•	an estate or trust, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source.

      This discussion is based on current provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed United States Treasury regulations promulgated thereunder, current administrative rulings and judicial decisions, all of which are in effect as of the date of this prospectus and all of which are subject to change or to different interpretation. Any change, which may or may not be retroactive, could alter the tax consequences to non-U.S. holders described in this prospectus. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

      This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships or other pass-through entities, regulated investment companies, pension plans, owners of more than 5% of our common stock and certain U.S. expatriates).

      There can be no assurance that the Internal Revenue Service, the IRS, will not challenge one of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, an opinion of counsel with respect to the United States federal income or estate tax consequences of the purchase, ownership, or disposition of our common stock to a non-U.S. holder. Accordingly, we urge prospective investors to consult with their own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions on Our Common Stock

      We have not declared or paid distributions on our common stock since our inception and do not intend to pay any distributions on our common stock in the foreseeable future. In the event we do pay distributions on our common stock, however, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale or Other Disposition of Common Stock.”

      Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an applicable income tax treaty between the United States and such holder’s country of residence. If we determine, at a time reasonably close to the date of payment of a distribution on our common stock, that the distribution will not qualify as a dividend because we do not anticipate having current or accumulated earnings and profits, we intend not to withhold any United States federal income tax on the distribution as permitted by United States Treasury Regulations. If we or another withholding agent withholds tax on such a distribution, a non-U.S. holder may be entitled to a refund of the tax withheld which the non-U.S. holder may claim by filing a United States tax return with the IRS.

      Dividends that are treated as “effectively connected” with a trade or business conducted by a non-U.S. holder within the United States (and if an applicable income tax treaty so provides, are also attributable to a permanent establishment of such non-U.S. holder), known as “United States trade or business income,” are generally exempt from the 30% withholding tax if the non U.S. holder satisfies applicable certification and disclosure requirements. However, such United States trade or business income, net of specified deductions and credits, is taxed at the same graduated United States federal income tax rates applicable to United States persons. Any United States trade or business income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

      A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      A non-U.S. holder that is eligible for a reduced rate of United States withholding tax or other exclusion from withholding under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain On Sale or Other Disposition of Common Stock

      In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale or other disposition of shares of our common stock unless:

•	the gain is United States trade or business income, in which case, unless the non-U.S. holder claims the benefit of an applicable tax treaty as described above, the graduated United States federal income tax rates applicable to United States persons will apply and the branch profits tax described in “Distributions on Our Common Stock” above may apply,

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, or

•	the stock constitutes a “United States real property interest” due to our status as a “United States real property holding corporation.”

      Gain recognized on a sale, exchange, or other disposition of common stock may be subject to United States federal income tax (and, in certain circumstances, to withholding tax) if we are, or have been, a United States real property holding corporation during the shorter of the five-year period ending on the date of such sale, exchange, or other disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a United States real property holding corporation if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a United States real property holding corporation, or that we are likely to become one in the future. In addition, if and for so long as our common stock is regularly traded on an established securities market (within the meaning of applicable Treasury regulations), such common stock will be treated as a United States real property interest only if the non-U.S. holder held more than 5% of such regularly traded common stock.

United States Federal Estate Tax

      Shares of our common stock that are owned or treated as owned by an individual non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

      A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a United States person in order to avoid backup withholding with respect to our payments of dividends on our common stock. We must report annually to the IRS and to each non-U.S. holder the gross amount of any dividends paid to such holder and the tax withheld with respect to those dividends. Dividends paid to non-U.S. holders who are subject to the United States withholding tax, as described above in “Distributions on Our Common Stock” generally will be exempt from United States backup withholding.

      Information reporting and backup withholding (currently at a rate of 28%) will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the United States office of a broker unless the holder certifies its status as a non-U.S. holder and satisfies certain other qualifications, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-United States office of a non-United States broker. However, for information reporting purposes, certain brokers with substantial United States ownership or operations generally will be treated in a manner similar to United States brokers. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Copies of information returns may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is incorporated.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

      We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement between us, the selling stockholders and Bear, Stearns & Co. Inc., Friedman, Billings, Ramsey & Co., Inc., Piper Jaffray & Co. and Wachovia Capital Markets, LLC, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares

Bear, Stearns & Co. Inc.	2,068,222
Friedman, Billings, Ramsey & Co., Inc.	827,288
Piper Jaffray & Co.	827,288
Wachovia Capital Markets, LLC	413,644
Adams, Harkness & Hill, Inc.	100,000
America’s Growth Capital, LLC	100,000
SunTrust Capital Markets, Inc.	100,000

Total	4,436,442

      The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.65 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Without
	Per Share	Option	With Option

Public offering price	$21.500	$95,383,503	$109,691,022
Underwriting discount	$1.075	$4,769,175	$5,484,551
Proceeds, before expenses, to Open Solutions Inc.	$20.425	$20,425,000	$34,017,143
Proceeds, before expenses, to the selling stockholders	$20.425	$70,189,328	$70,189,328

      The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $500,000 and are payable by us.

Over-allotment Option

      We have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 665,466 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the above table.

No Sales of Similar Securities

      In connection with our initial public offering, we, each of our officers and directors and holders of substantially all of our common stock agreed, with certain limited exceptions, not to sell or transfer any common stock prior to May 24, 2004 without first obtaining the written consent of Bear, Stearns & Co. Inc. In connection with this offering, we, each of our officers and directors, and each of the selling stockholders have agreed, with limited exceptions, not to sell or transfer any shares of our common stock for 90 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in party, the economic consequences of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      These lock-up provisions do not limit our ability to grant options to purchase common stock, issue common stock upon the exercise of options or sell stock under our stock incentive plans. We are also permitted to issue up to 5% of the number of shares of common stock outstanding as of the closing of this offering, which will equal approximately 904,205 shares, in connection with one or more acquisitions, provided that any recipient of those shares enters into a lock-up agreement with the underwriters for the remainder of the lock-up period described above.

      Bear, Stearns & Co. Inc. may waive these lock-up arrangements without public notice. Bear, Stearns & Co. Inc. has advised us that it will determine to waive or shorten the lock-ups on a case-by-case basis after considering various factors such as the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any waiver on the price of our common stock and the requesting party’s reason for making the request. In connection with this offering, Bear, Stearns & Co. Inc. has waived the lock-up arrangement for us and the selling stockholders.

Quotation on the Nasdaq National Market

      Our common stock is quoted on the Nasdaq National Market under the symbol “OPEN.”

Price Stabilization, Short Positions

      Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

      If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

      In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

      A senior managing director of Bear, Stearns & Co. Inc. is a member of the board of directors of The BISYS Group, Inc., one of our strategic partners and the beneficial owner of 3.36% of our common stock as of April 15, 2004.

      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Bear, Stearns & Co. Inc., Friedman, Billings Ramsey & Co., Inc., Piper Jaffray & Co., Adams, Harkness & Hill, Inc. and SunTrust Capital Markets, Inc. acted as underwriters in connection with our initial public offering of common stock in December 2003 for which they received customary fees and expenses.

LEGAL MATTERS

      The validity of the shares of common stock offered by Open Solutions will be passed upon for Open Solutions by Hale and Dorr LLP, Boston, Massachusetts. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

      The financial statements of Open Solutions as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Liberty FiTech Systems, Inc. as of December 31, 2001 and 2002 and June 30, 2003, and for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File Number 333-114704) under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to us and the common stock to be sold in the offering, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and will file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, D.C. 20549. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Such materials can also be inspected on the Securities and Exchange Commission’s website at www.sec.gov.

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UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

      The following unaudited pro forma combined condensed financial information gives effect to our acquisition of substantially all of the assets and assumption of substantially all of the liabilities of Liberty FiTech Systems, Inc. from Liberty Enterprises, Inc., which was consummated on July 1, 2003. The unaudited pro forma combined condensed statements of operations for the year ended December 31, 2003 have been prepared as if the acquisition had occurred at January 1, 2003, the beginning of the fiscal period presented. The notes to the pro forma combined condensed financial information describe certain pro forma adjustments to give effect to the purchase transaction had it been consummated at that date.

      The unaudited pro forma combined condensed financial information has been derived from our historical consolidated financial statements and those of Liberty FiTech Systems, Inc. and should be read in conjunction with those financial statements and notes, the accompanying notes to the pro forma combined condensed financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are included elsewhere in this prospectus. The unaudited pro forma combined condensed financial statements are not necessarily indicative of operating results which would have been achieved had the transaction actually been completed at the beginning of the respective periods.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

Year Ended December 31, 2003

		Liberty
		FiTech	Pro Forma
	Open	Systems,	Adjustments		Pro Forma
	Solutions	Inc.	(Note 2)		Combined

	(in thousands, except share and per share data)
Revenues	$63,852	$6,880	$—		$70,732
Cost of revenues	28,881	4,477	(202	)(a)	33,156

Gross profit	34,971	2,403	202		37,576
Operating expenses
Sales and marketing	10,729	1,223	7	(b)	11,959
Product development	6,854	184	—		7,038
General and administrative	15,888	2,802	30	(c)	18,720

Total operating expenses	33,471	4,209	37		37,717

Income (loss) from operations	1,500	(1,806)	165		(141)
Interest and other income (expense), net	43	(277)	132	(d)	(102)

Income (loss) before income taxes	1,543	(2,083)	297		(243)
Income tax provision	(234)	—	—		(234)

Net income (loss)	$1,309	$(2,083)	$297		$(477)
Preferred stock accretion charge	(31,500)	—	—		(31,500)

Net loss attributable to common stockholders	$(30,191)	$(2,083)	$297		$(31,977)

Net income (loss) per shares — basic and diluted	$(7.74)				$(8.19)
Weighted average common shares — basic and diluted	3,903,252				3,903,252

See accompanying notes.

NOTES TO UNAUDITED PROFORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 1 — The Transaction

      On July 1, 2003, we acquired substantially all of the assets of Liberty FiTech Systems, Inc. and assumed certain liabilities and the related future software maintenance and support obligations for a purchase price of $11,704, consisting of $8,000 in cash, a $1,904 promissory note and 133,195 shares of our common stock. The promissory note had an annual rate of interest of 5.00% and was due in installments of $1,704 on June 30, 2004 and $200 on December 31, 2004. We repaid the note in full upon the closing of our initial public offering in December 2003.

      The 133,195 shares of common stock issued to Liberty FiTech Systems, Inc. were subject to a put and call agreement, under which (i) Liberty FiTech Systems, Inc. had the right to require us to purchase these shares upon the closing of this offering at a price of $13.51 per share, and (ii) we had the right to require Liberty FiTech Systems, Inc. to sell these shares to us upon the closing of this offering at a price of $13.51 per share. These rights were exercisable by either party at the earlier of (i) an initial public offering, or (ii) anytime during the period from June 30, 2004 through June 30, 2005. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. Accordingly, on the date of the closing of our initial public offering in December 2003, we purchased these 133,195 shares at a price of $13.51 per share, or an aggregate of $1,800.

      The purchase price of the transaction was as follows (in thousands):

Cash	$8,000
Promissory note	1,904
Shares subject to redemption	1,800
Transaction costs	260

$11,964

      The acquisition was recorded under the purchase method and total consideration was allocated to the fair value of assets and liabilities acquired as follows (in thousands):

Current assets	$2,090
Fixed assets	1,916
Purchased technology	530
Goodwill	4,817
Intangible assets	6,700
Accounts payable and accrued expenses	(292)
Capital lease obligations	(666)
Deferred revenue	(3,131)

$11,964

Note 2 — Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended December 31, 2003

      Liberty FiTech Systems, Inc. was acquired on July 1, 2003 and the results of its operations are included in our statement of operations from the date of acquisition through December 31, 2003. The following adjustments were applied to our historical statement of operations for the year ended December 31, 2003 and that of Liberty FiTech Systems, Inc. for the six months ended June 30, 2003 (in thousands):

(a)	To record the following for the six months ended June 30, 2003:
	Incremental amortization of our purchased technology	$53
	Elimination of Liberty FiTech Systems, Inc. amortization of capitalized software	(255)

		$(202)
	The amortization of purchased technology has been calculated based on a new fair value basis of $530, amortized over five years. The purchased technology will be amortized over its useful life of five years in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, based on the greater of the (a) ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining economic life of the product. We estimate that the straight-line method will approximate the ratio of current gross revenues to the total of current and anticipated future gross revenues.
(b)	To record the following for the six months ended June 30, 2003:
	Incremental amortization of our purchased customer lists	$279
	Elimination of Liberty FiTech Systems, Inc. amortization of customer lists	(272)

		$7
	The amortization of customer lists has been calculated based on a new fair value basis of $6,700, amortized over 12 years. Customer lists will be amortized over their useful life in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, based on the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. We estimate that the pattern in which economic benefits are consumed or otherwise used up approximates the straight-line method.

(c)	To record the following for the six months ended June 30, 2003:
	Incremental depreciation of our fixed assets	$319
	Elimination of Liberty FiTech Systems, Inc. depreciation of fixed assets	(289)

		$30
	The amortization of fixed assets has been calculated based on a new fair value basis of $1,911, depreciated over three years.

(d)	To record the following for the six months ended June 30, 2003:
	Incremental interest expense for note payable ($1,904 at a 5% interest rate) related to the acquisition	$(48)
	Decrease in interest income related to use of $8,000 in cash for the acquisition, using a 1.52% interest rate	(61)
	Elimination of Liberty FiTech Systems, Inc. interest expense as a result of elimination of intercompany note payable	241

		$132

INDEX TO FINANCIAL STATEMENTS

Page

Open Solutions Inc.
Condensed Consolidated Balance Sheets at December 31, 2003 and March 31, 2004 (unaudited)	F-2
Condensed Consolidated Statements of Operations for the three months ended March 31, 2003 and 2004 (unaudited)	F-3
Condensed Consolidated Statements of Cash Flow for the three months ended March 31, 2003 and 2004 (unaudited)	F-4
Notes to Condensed Consolidated Financial Statements	F-5
Report of Independent Auditors	F-10
Consolidated Balance Sheets at December 31, 2002 and 2003	F-11
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003	F-12
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the years ended December 31, 2001, 2002 and 2003	F-13
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-14
Notes to Consolidated Financial Statements	F-15

Liberty FiTech Systems, Inc. (a wholly-owned subsidiary of Liberty Enterprises, Inc.)
Report of Independent Accountants	F-39
Balance Sheets at December 31, 2001 and 2002 and June 30, 2003	F-40
Statements of Operations and Accumulated Deficit for the Years Ended December 31, 2001 and 2002 and the Six Months Ended June 30, 2002 (unaudited) and 2003	F-41
Statements of Cash Flows for the Years Ended December 31, 2001 and 2002 and the Six Months Ended June 30, 2002 (unaudited) and 2003	F-42
Notes to Financial Statements	F-43

OPEN SOLUTIONS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,	March 31,
	2003	2004

	(in thousands, except
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$84,953	$80,080
Accounts receivable, net	10,267	11,885
Deferred costs	1,563	1,744
Prepaid expenses and other current assets	2,188	3,273

Total current assets	98,971	96,982
Fixed assets, net	5,500	6,508
Investments in marketable securities	8,028	11,135
Capitalized software cost, net	2,964	3,501
Other intangible assets, net	6,421	6,994
Goodwill	11,187	15,198
Total assets	$133,071	$140,318

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,800	$1,594
Accrued expenses	8,368	7,059
Deferred revenue, current portion	15,324	20,410
Capital lease obligations, current portion	395	387

Total current liabilities	25,887	29,450

Capital lease obligations, less current portion	64	49
Deferred revenue, less current portion	1,479	1,198
Other long-term liabilities	222	243

Total liabilities	27,652	30,940

Commitments and contingencies (Note 5)
Stockholders’ Equity
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2003 and March 31, 2004	—	—
Common stock, $0.01 par value; 95,000,000 shares authorized; 16,786,329 and 17,084,103 shares issued and outstanding at December 31, 2003 and March 31, 2004, respectively	168	171
Additional paid-in capital	152,274	153,193
Accumulated other comprehensive income (loss)	(28)	7
Accumulated deficit	(46,995)	(43,993)

Total stockholders’ equity	105,419	109,378

Total liabilities and stockholders’ equity	$133,071	$140,318

The accompanying notes are an integral part of these condensed consolidated financial statements.

OPEN SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 31,

	2003	2004

	(in thousands, except share
	and per share data)
Revenues:
Software license	$4,425	$6,441
Service, maintenance and hardware	7,915	14,509

Total revenues	12,340	20,950

Cost of revenues:
Software license	1,161	1,320
Service, maintenance and hardware	4,520	7,735

Total cost of revenues	5,681	9,055

Gross profit	6,659	11,895

Operating expenses:
Sales and marketing	2,460	2,899
Product development	1,601	1,962
General and administrative	2,503	4,109

Total operating expenses	6,564	8,970

Income from operations	95	2,925
Interest income, net	25	248

Income before income taxes	120	3,173
Income tax provision	43	171

Net income	$77	$3,002

Net income per common share:
— Basic	$0.03	$0.18
— Diluted	0.01	0.16
Weighted average common shares used to compute net income per common share:
— Basic	2,474,972	16,916,768
— Diluted	9,512,450	19,022,717

The accompanying notes are an integral part of these condensed consolidated financial statements.

OPEN SOLUTIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 31,

	2003	2004

	(in thousands)
Cash flows from operating activities
Net income	$77	$3,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	864	1,137
Compensation expense related to stock and options granted	20	100
Provision for doubtful accounts	27	58
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	136	(1,142)
Prepaid expenses and other current assets	103	(536)
Accounts payable and accrued expenses	(1,236)	(1,888)
Deferred revenue	1,695	4,795

Net cash provided by operating activities	1,686	5,526

Cash flows from investing activities
Purchases of fixed assets	(290)	(1,433)
Purchases of marketable securities	—	(3,071)
Business acquisition, net of cash received	—	(6,620)

Net cash used in investing activities	(290)	(11,124)

Cash flows from financing activities
Proceeds from exercise of stock options	2	830
Repayment of capital lease obligation	—	(105)
Net cash provided by financing activities	2	725

Net increase (decrease) in cash and cash equivalents	1,398	(4,873)
Cash and cash equivalents, beginning of period	11,414	84,953

Cash and cash equivalents, end of period	$12,812	$80,080

Supplemental disclosures
Cash paid for interest	$—	$16
Cash paid for income taxes	43	75

The accompanying notes are an integral part of these condensed consolidated financial statements.

OPEN SOLUTIONS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

      Open Solutions Inc., (the “Company”), is a provider of software and services that allow financial institutions to compete and service their customers more effectively. The Company develops, markets, licenses and supports an enterprise-wide suite of software and services that performs a financial institution’s data processing and information management functions. The Company’s software can be operated either by the financial institution itself, on an outsourced basis in one of the Company’s outsourcing centers or through an outsourcing center hosted by one of the Company’s resellers.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

      The accompanying condensed consolidated financial statements of Open Solutions Inc. (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States. These accounting principles were applied on a basis consistent with those of the consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission (the “SEC”). The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation. The operating results for the three month period ended March 31, 2004 may not be indicative of the results expected for any succeeding quarter or the entire fiscal year ending December 31, 2004.

      On November 24, 2003, the Company effected a 1:1.45 reverse stock split of the Company’s common stock, par value $.01 per share. All share and per share amounts for all periods presented have been adjusted for the reverse stock split.

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Segment Reporting

      The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company views its operations and manages its business as one segment, the development and marketing of computer software and related services. Factors used to identify the Company’s single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance. The Company operates primarily

OPEN SOLUTIONS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

in one geographical area, the United States of America. The Company provides the following disclosures of revenues from products and services:

	Three Months Ended March 31,

	2003	2004

Software license	$4,425,000	$6,441,000

Installation, training and professional services	1,580,000	4,137,000
Maintenance, support and data center services	5,614,000	8,908,000
Hardware	721,000	1,464,000

Service, maintenance and hardware	7,915,000	14,509,000

Total revenues	$12,340,000	$20,950,000

     Net Income and Loss Per Share

      The Company reports net income or loss per share in accordance with SFAS No. 128, Earnings per Share (“EPS”). Under SFAS No. 128, basic EPS, which excludes dilution, is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS includes in-the-money stock options and warrants using the treasury stock method and also includes the assumed conversion of preferred stock using the if-converted method. During a loss period, the assumed exercise of in-the-money stock options and warrants and the conversion of convertible preferred stock has an anti-dilutive effect, and therefore, these instruments would be excluded from the computation of dilutive EPS.

      The following table reconciles the weighted average shares outstanding used to calculate basic and diluted income per share:

	Three Months Ended March 31,

	2003	2004

Basic net income per share — weighted average common shares outstanding	2,474,972	16,916,768
Dilutive effect of stock options and warrants	348,494	2,105,949
Dilutive effect of convertible preferred stock	6,688,984	—

Diluted net income per share — weighted average common shares outstanding	9,512,450	19,022,717

      Weighted average common shares of 1,890,863 and 3,427 were excluded from the computation of diluted EPS for the three month periods ended March 31, 2003 and 2004 as they would have been anti-dilutive.

Comprehensive Income

      SFAS No. 130, Reporting Comprehensive Income, requires that items defined as comprehensive income or loss be separately classified in the financial statements and that the accumulated balance of other comprehensive income or loss be reported separately from accumulated deficit and additional paid-in capital in the equity section of the balance sheet.

OPEN SOLUTIONS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following table summarizes the Company’s comprehensive income:

	Three Months Ended
	March 31,

	2003	2004

Net income	$77,000	$3,002,000
Unrealized gain on marketable securities	—	35,000

Total comprehensive income	$77,000	$3,037,000

     Concentration of Credit Risk

      Financial instruments that potentially expose the Company to concentrations of credit risk are limited to accounts receivable. No individual customer accounted for 10% or more of total revenues for the three month period ended March 31, 2003. One individual customer accounted for 10.0% of total revenues for the three month period ended March 31, 2004.

      At March 31, 2004 and December 31, 2003, no customer accounted for 10% or more of the total accounts receivable balance. The Company maintains allowances for potential credit risks and otherwise controls this risk through monitoring procedures.

     Stock Compensation

      The Company applies the intrinsic value recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and complies with the disclosure provisions of statement SFAS No. 123, as amended by SFAS No. 148. Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option.

      The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock compensation:

	March 31,

	2003	2004

Net income, as reported	$77,000	$3,002,000
Add: Stock compensation expense included in reported net income	20,000	100,000
Subtract: Total stock compensation expense determined under fair value method	(446,000)	(944,000)

Pro forma net income (loss)	$(349,000)	$2,158,000

Reported net income per share
Basic	$0.03	$0.18
Diluted	0.01	0.16
Pro forma net income (loss) per share
Basic	$(0.14)	$0.13
Diluted	(0.14)	0.11

      The weighted average SFAS No. 123 fair value at grant date was $1.89 and $13.24 for options granted in the three month periods ended March 31, 2003 and 2004, respectively. The above pro forma results are not necessarily indicative of future pro forma results.

OPEN SOLUTIONS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted during the applicable period:

	2003	2004

Risk free interest rate	2.99%	3.15%
Expected dividend yield	None	None
Expected life of option	6 years	5 years
Expected volatility	74%	73%

      The fair value method requires the input of highly subjective assumptions, including expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Recent Accounting Pronouncement

      In April 2004, the Emerging Issues Task Force issued Statement No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128 (“EITF 03-6”). EITF 03-6 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. EITF 03-6 also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-6 is effective for fiscal periods beginning after March 31, 2004 and requires retroactive restatement of prior earnings per share amounts. The adoption of EITF 03-6 could require the Company to retroactively restate prior reported earnings per share amounts. The Company is currently evaluating the effect of adopting EITF 03-6.

3.	Acquisition

      On February 24, 2004, the Company acquired all of the outstanding capital stock of Maxxar Corporation (“Maxxar”) for cash consideration of $6,500,000. In connection with the acquisition, the Company incurred approximately $175,000 of acquisition-related costs. This acquisition expanded the Company’s complementary product offerings to include a comprehensive suite of interactive voice solutions and computer telephony integration products. This acquisition was recorded under the purchase method of accounting with the total consideration allocated to the assets acquired and liabilities assumed based on estimates of fair value. The fair value of purchased technology was determined by an independent valuation firm based primarily on management’s best estimate of future cash flows expected to be generated by such technology. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The operating results of this acquisition have been included in the Company’s consolidated financial statements from the date of acquisition. The purchased technology related to this acquisition is being amortized over its useful life of seven years. The other intangible assets, comprised of tradenames and customer relationships, are being amortized over their useful lives of ten to twenty years.

      The allocation of purchase price is summarized below:

Tangible assets acquired	$1,814,000
Purchased technology	760,000
Goodwill	4,011,000
Other intangible assets	700,000
Liabilities assumed	(610,000)

Purchase price	$6,675,000

OPEN SOLUTIONS INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The financial information in the table below summarizes the combined results of operations of the Company and Maxxar on a pro forma basis, as though the companies had been combined as of the beginning of the period being presented below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place as of the beginning of the period being presented below.

	Three Months Ended March 31,

	2003	2004

Pro forma revenues	$13,661,000	$21,730,000
Pro forma net income (loss)	(59,000)	3,172,000
Pro forma net income (loss) per share — basic	$(0.02)	$0.19
Pro forma net income (loss) per share — diluted	(0.02)	0.17

4.	Long-Term Debt

Line of Credit and Equipment Term Loan

      On April 29, 2003, the Company secured a credit facility upon which it was able to draw an aggregate amount of $4,000,000. The facility provided for funding of up to $2,000,000 for an Equipment Term Loan and $2,000,000 for a Working Capital Line. The Equipment Term Loan bore interest at the greater of the prime rate plus 1% or 5.75%. The Working Capital Line bore interest at the greater of the prime rate plus 0.5% or 5.25%. The Company borrowed $1.7 million against the equipment portion of the facility, which was paid in full in December 2003 from the proceeds of the initial public offering. The Company terminated the facility in February 2004.

5.	Commitments and Contingencies

Legal Proceedings

      The Company is from time to time a party to legal proceedings which arise in the normal course of business. The Company is not currently involved in any material litigation, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on the Company’s results of operations or financial condition, nor is management aware of any such litigation.

6.	Related Party

      Until his retirement in April 2004, a director of the Company was a member of management at one of the Company’s clients. For the three month periods ended March 31, 2003 and 2004, revenues from the client were $146,000 and $536,000, respectively. As of December 31, 2003 and March 31, 2004, $0 and $2,000 was due from this client, respectively. Additionally, the Company holds its main operating bank account with this client.

7.	Subsequent Event

      On April 22, 2004, as amended on May 3, 2004, the Company filed a registration statement on Form S-1 with the Securities and Exchange Commission for a proposed public offering of 4,436,442 shares of its common stock. Of the 4,436,442 shares being offered, 1,000,000 shares are being offered by Open Solutions and 3,436,442 shares are being offered by certain of the Company’s existing stockholders. The registration statement also covers the underwriters’ option to purchase up to 665,466 additional shares of common stock from the Company to cover over-allotments, if any.

      On May 4, 2004, the Company entered into a lease agreement for a new corporate headquarters facility. The term of this lease agreement commences on August 1, 2005, or earlier upon mutual written consent of the Company and the lessor. Minimum future lease payments total $6.2 million over the seven year term.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of Open Solutions Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Open Solutions Inc. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

February 24, 2004

OPEN SOLUTIONS INC.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2003

	(In thousands, except
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	$11,414	$84,953
Accounts receivable, net	7,946	10,267
Deferred costs	1,220	1,563
Prepaid expenses and other current assets	885	2,188

Total current assets	21,465	98,971
Fixed assets, net	4,577	5,500
Investments in marketable securities	—	8,028
Capitalized software cost, net	3,574	2,964
Other intangible assets, net	—	6,421
Goodwill	6,223	11,187

Total assets	$35,839	$133,071

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,161	$1,800
Accrued expenses	4,818	8,368
Deferred revenue, current portion	12,250	15,324
Long-term debt from related party, current portion	750	—
Capital lease obligations, current portion	—	395

Total current liabilities	19,979	25,887

Long-term debt from related party, less current portion	700	—
Capital lease obligations, less current portion	—	64
Deferred revenue, less current portion	722	1,479
Other long-term liabilities	119	222

Total liabilities	21,520	27,652

Commitments and contingencies (Note 13)
Redeemable Convertible Preferred Stock
Mandatorily redeemable convertible preferred stock	31,100	—
Redeemable convertible preferred stock	26,480	—
Stockholders’ Equity (Deficit)
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2003	—	—
Common stock, $0.01 par value; 45,000,000 and 95,000,000 shares authorized; 2,474,917 and 16,786,329 shares issued and outstanding at December 31, 2002 and 2003, respectively	25	168
Additional paid-in capital	5,018	152,274
Accumulated other comprehensive loss	—	(28)
Accumulated deficit	(48,304)	(46,995)

Total stockholders’ equity (deficit)	(43,261)	105,419

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$35,839	$133,071

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except
	share and per share data)
Revenues:
Software license	$9,971	$13,449	$21,391
Service, maintenance and hardware	17,295	30,896	42,461

Total revenues	27,266	44,345	63,852

Cost of revenues:
Software license	1,592	3,152	5,341
Service, maintenance and hardware	10,084	18,430	23,540

Total cost of revenues	11,676	21,582	28,881

Gross profit	15,590	22,763	34,971

Operating expenses:
Sales and marketing	8,771	9,533	10,729
Product development	7,643	6,223	6,854
General and administrative (includes restricted stock expense and related taxes of $3,444 for the year ended December 31, 2003: Note 11)	9,068	10,017	15,888
In-process research and development	447	—	—

Total operating expenses	25,929	25,773	33,471

Income (loss) from operations	(10,339)	(3,010)	1,500
Interest income and other, net	432	172	197
Interest expense	(4)	(27)	(154)

Income (loss) before income taxes	(9,911)	(2,865)	1,543
Income tax (provision) benefit	250	(32)	(234)

Net income (loss)	(9,661)	(2,897)	1,309
Preferred stock accretion charge (Note 10)	—	—	(31,500)

Net loss attributable to common stockholders	$(9,661)	$(2,897)	$(30,191)

Net loss per common share:
— Basic	$(4.71)	$(1.18)	$(7.74)
— Diluted	(4.71)	(1.18)	(7.74)
Weighted average common shares used to compute net loss per common share:
— Basic	2,050,606	2,452,848	3,903,252
— Diluted	2,050,606	2,452,848	3,903,252

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE

PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Mandatorily
	Redeemable		Redeemable
	Convertible Preferred		Convertible Preferred
	Stock		Stock		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount

					(In thousands, except share and per share data)
Balance at December 31, 2000	2,167,385	$20,084	6,055,671	$24,744	2,004,697	$20
Sale of mandatorily redeemable convertible preferred stock	1,190,986	11,016	—	—	—	—
Exercise of stock warrants	—	—	204,513	1,013	—	—
Exercise of stock options	—	—	—	—	12,071	—
Issuance of stock for acquisitions	—	—	80,472	723	369,986	4
Net loss	—	—	—	—	—	—

Balance at December 31, 2001	3,358,371	31,100	6,340,656	26,480	2,386,754	24
Exercise of stock options	—	—	—	—	88,163	1
Expiration of vested stock options	—	—	—	—	—	—
Net loss	—	—	—	—	—	—

Balance at December 31, 2002	3,358,371	31,100	6,340,656	26,480	2,474,917	25
Exercise of stock options	—	—	—	—	7,943	—
Issuance of restricted stock	—	—	—	—	680,530	7
Amortization of deferred compensation	—	—	—	—	—	—
Tax provision related to restricted stock	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	5,570,000	56
Issuance cost from sale of common stock	—	—	—	—	—	—
Preferred stock accretion charge	—	31,500	—	—	—	—
Conversion of preferred stock	(3,358,371)	(62,600)	(6,340,656)	(26,480)	8,052,939	80
Deemed preferred stock dividends and accretion	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—
Forfeiture of stock options	—	—	—	—	—	—
Net income	—	—	—	—	—	—

Balance at December 31, 2003	—	$—	—	$—	16,786,329	$168

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Accumulated		Total
	Additional		Other		Stockholders’
	Paid-In	Deferred	Comprehensive	Accumulated	Equity
	Capital	Compensation	Loss	Deficit	(Deficit)

	(In thousands, except share and per share data)
Balance at December 31, 2000	$1,975	$—	$—	$(35,746)	$(33,751)
Sale of mandatorily redeemable convertible preferred stock	—	—	—	—	—
Exercise of stock warrants	—	—	—	—	—
Exercise of stock options	30	—	—	—	30
Issuance of stock for acquisitions	2,679	—	—	—	2,683
Net loss	—	—	—	(9,661)	(9,661)

Balance at December 31, 2001	4,684	—	—	(45,407)	(40,699)
Exercise of stock options	187	—	—	—	188
Expiration of vested stock options	147	—	—	—	147
Net loss	—	—	—	(2,897)	(2,897)

Balance at December 31, 2002	5,018	—	—	(48,304)	(43,261)
Exercise of stock options	10	—	—	—	10
Issuance of restricted stock	3,269	(3,276)	—	—	—
Amortization of deferred compensation	—	3,276	—	—	3,276
Tax provision related to restricted stock	72	—	—	—	72
Issuance of common stock	87,891	—	—	—	87,947
Issuance cost from sale of common stock	(1,545)	—	—	—	(1,545)
Preferred stock accretion charge	(31,500)	—	—	—	(31,500)
Conversion of preferred stock	89,036	—	—	—	89,116
Deemed preferred stock dividends and accretion	(37)	—	—	—	(37)
Unrealized loss on marketable securities	—	—	(28)	—	(28)
Forfeiture of stock options	60	—	—	—	60
Net income	—	—	—	1,309	1,309

Balance at December 31, 2003	$152,274	$—	$(28)	$(46,995)	$105,419

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except
	share and per share data)
Cash flows from operating activities
Net income (loss)	$(9,661)	$(2,897)	$1,309
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,023	3,236	3,901
Compensation expense related to stock and options granted	156	84	3,542
Tax benefit on restricted stock	—	—	72
In-process research and development	447	—	—
Provision for doubtful accounts	195	270	205
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	407	(292)	(1,038)
Prepaid expenses and other current assets	(475)	(614)	(1,299)
Accounts payable and accrued expenses	260	(180)	2,586
Deferred revenue	2,316	3,095	791

Net cash provided by (used in) operating activities	(3,332)	2,702	10,069

Cash flows from investing activities
Purchases of fixed assets	(1,889)	(1,666)	(1,469)
Purchase of developed software	(320)	(50)	(20)
Purchase of marketable securities	—	—	(8,056)
Business acquisitions, net of cash received	(3,397)	—	(8,037)
Business acquired from related party	—	(564)	—

Net cash used in investing activities	(5,606)	(2,280)	(17,582)

Cash flows from financing activities
Proceeds from sale of mandatorily redeemable convertible preferred stock	11,100	—	—
Issuance costs related to sale of mandatorily redeemable preferred stock	(84)	—	—
Proceeds from exercise of stock options	30	188	10
Proceeds from exercise of warrants	1,013	—	—
Proceeds from issuance of long-term debt	—	—	1,661
Repayment of long-term debt	(91)	(748)	(5,014)
Repayment of capital lease obligation	—	—	(207)
Purchase of common stock	—	—	(1,800)
Proceeds from sale of common stock	—	—	87,947
Issuance costs from sale of common stock	—	—	(1,545)

Net cash provided by (used in) financing activities	11,968	(560)	81,052

Net increase (decrease) in cash and cash equivalents	3,030	(138)	73,539
Cash and cash equivalents, beginning of period	8,522	11,552	11,414

Cash and cash equivalents, end of period	$11,552	$11,414	$84,953

Supplemental disclosures
Cash paid for interest	$3	$—	$178
Cash paid for income taxes	2	32	118
See Notes 4, 9 and 10 for additional non-cash disclosures

The accompanying notes are an integral part of these consolidated financial statements.

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

      Open Solutions Inc., (the “Company”), is a provider of software and services that allow financial institutions to compete and service their customers more effectively. The Company develops, markets, licenses and supports an enterprise-wide suite of software and services that performs a financial institution’s data processing and information management functions. The Company’s software can be operated either by the financial institution itself on an outsourced basis in one of the Company’s outsourcing centers or through an outsourcing center hosted by one of the Company’s resellers.

      The Company was incorporated in 1992 and operates principally in Glastonbury, Connecticut. On December 2, 2003, the Company completed an initial public offering raising proceeds, net of expenses, of $86,402,000.

      On November 24, 2003, the Company effected a 1:1.45 reverse stock split of the Company’s common stock, par value $.01 per share. All share and per share amounts for all years presented have been adjusted for the reverse stock split.

2.	Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications to the prior year information have been made to conform with the current year classifications.

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Open Solutions Imaging Systems, Inc. (successor-in-interest to Imagic Corporation), Sound Software Development, Inc. and Open Solutions FiTech, Inc. (successor-in-interest to Liberty FiTech Systems, Inc.). All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation. Significant accounts and transactions between the Company, including its subsidiaries, and its directors, officers, and stockholders, are disclosed as related party transactions (see Note 15).

Segment Reporting

      The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company views its operations and manages its business as one segment, the development and marketing of computer software and related services. Factors used to identify the Company’s single operating segment include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance. The Company operates primarily

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in one geographical area, the United States of America. The Company provides the following disclosures of revenues from products and services:

	Year Ended December 31,

	2001	2002	2003

Software license	$9,971,000	$13,449,000	$21,391,000

Installation, training and professional services	7,362,000	9,519,000	10,686,000
Maintenance, support and data center services	9,560,000	17,180,000	28,507,000
Hardware	373,000	4,197,000	3,268,000

Service, maintenance and hardware	17,295,000	30,896,000	42,461,000

Total revenue	$27,266,000	$44,345,000	$63,852,000

Cash and Cash Equivalents

      Cash and cash equivalents include cash on deposit with banks, and all highly liquid marketable securities with original maturities of three months or less at the date of acquisition. The Company also classifies short term commercial paper with monthly call dates as cash equivalents.

Investments in Marketable Securities

      The Company’s investments consist primarily of corporate bonds that are held with a major financial institution. At December 31, 2003, Open Solutions, Inc. classified its entire investment portfolio as available-for-sale as defined in SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The specific identification method is used to determine the cost basis and calculate unrealized gains and losses. Securities are recorded at fair value, and unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect.

Accounts Receivable

      The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices and recorded in the allowance for doubtful accounts. Receivables are presented net of the allowance for doubtful accounts.

      The following table represents the activity for the allowance for doubtful accounts during the years ended December 31, 2001, 2002 and 2003:

		Additions
	Balance at
	Beginning	Charge to Costs	Charge to	Deductions,	Balance at
Description	of Period	and Expenses	Other Accounts	Net	End of Period

Allowance for Doubtful Accounts:
Years ended December 31,
2001	645,000	195,000	—	267,000	573,000
2002	573,000	270,000	—	425,000	418,000
2003	$418,000	$205,000	$—	$203,000	$420,000

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed Assets

      Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Computer Equipment	5 years
Office furniture and equipment	7 years
Leasehold Improvements	7 years

      Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

Capitalized Software Costs

      Capitalized software costs are primarily comprised of the costs associated with purchased technology acquired in acquisitions, software directly purchased from third-party vendors and internally developed software (see discussion in Note 4 and Note 6). Capitalized costs related to software to be sold, leased, or otherwise marketed are accounted for pursuant to SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. These costs are amortized over the estimated economic useful life of the software, which is generally 5 to 7 years. The Company’s policy is to record amortization for purchased technology based on the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, including the period being reported on. The Company reassesses this estimate periodically. At each balance sheet date, the Company compares the carrying value of the capitalized software to the net realizable value of the product, determined using management’s estimate of discounted cash flows. Any excess of carrying value over net realizable value is written off. To date, the Company has not recorded any impairment on its capitalized software.

      The Company capitalizes certain costs related to the development and purchase of internal-use software pursuant to Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Under SOP No. 98-1, computer software costs incurred in the preliminary project stage are expensed as incurred until the capitalization criteria have been met. The criteria for capitalization is defined as the point the preliminary project stage is complete and management commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point that the computer software project is substantially complete and ready for its intended use. The capitalized costs are amortized using the straight-line method over the estimated economic life of the product, generally three years.

Research and Development Costs

      Research and development costs, which are described as product development costs in the consolidated statement of operations, are expensed as incurred. Software development costs for new software products and additional modules for existing software are expensed as incurred until technological feasibility is established, in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Technological feasibility is established at the point in which a working model of the product has been completed and completeness of the working model and its consistency with the product design has been confirmed by testing. The establishment of technological feasibility of our products has substantially coincided with the general release of such software. As a result, internal software development costs qualifying for capitalization under SFAS No. 86 have not been significant.

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Long-Lived Assets

      The Company evaluates its long-lived assets, which are comprised primarily of fixed assets and capitalized internal-use software, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not recognize any impairment loss for long-lived assets in 2001, 2002 or 2003.

Goodwill and other Intangibles

      In 2001, the Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, for its business combinations, goodwill, and other intangible assets. The acquisitions described in Note 4 were accounted for using the purchase method with a total of $11,187,000 assigned to goodwill. The recorded goodwill related to the Company’s acquisitions was acquired after the adoption of SFAS No. 142 and, as a result, has not been subject to amortization. Other intangible assets, such as purchased technology, continue to be amortized over their useful lives (see Note 6). The Company performs an annual impairment test of its goodwill at December 31. To accomplish this, the Company identifies its reporting units and determines the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units and comparing such amounts to the respective fair values of each reporting unit. As of December 31, 2003, the Company had four reporting units. Based on the results of the annual impairment analysis, the Company has determined that no impairment existed for its reporting units.

Revenue Recognition

      The Company generates revenues from licensing the rights to use its software products and certain third-party software products to end-users. The Company also generates revenues from customer support and maintenance, installation, professional service and training services provided to customers, data center services and hardware sales related to its imaging business. The Company’s maintenance and support arrangements offer call center support and unspecified upgrades and enhancements on software products on a when-and-if-available basis.

      The Company recognizes revenue in accordance with AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition. Under SOP 97-2, the Company recognizes software license revenue when a non-cancelable license agreement has been executed, fees are fixed and determinable, the software has been delivered, accepted by the customer if acceptance is required by the contract and is other than perfunctory, and collection is considered probable.

      The Company sells software licenses in conjunction with professional services for installation and maintenance. For these arrangements, the total contract value is attributed first to the maintenance arrangement based on its fair value, which is derived from renewal rates. The contract value is then attributed to installation and training services based on estimated fair value, which is derived from the rates charged for similar services provided on a stand-alone basis multiplied by estimated hours to complete. The Company’s software license agreements generally do not require significant modification or customization of the underlying software, and accordingly, installation and training services are not considered essential to functionality. The remainder of the total contract value is then attributed to the software license and other delivered elements based on the residual method described in SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. If customization of the Company’s software is required, the Company recognizes revenue using the percentage-of-completion method. Maintenance revenues

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are recognized ratably over the maintenance period, generally five years. Revenues from installation and training services are recognized as services are performed. The Company warrants its products will function substantially in accordance with documentation provided to customers. To date, the Company has not incurred any significant expenses related to warranty claims.

      Deferred revenue is comprised of payments received related to product delivery, maintenance and other services, which have been paid by customers prior to the recognition of revenue. Deferred costs are comprised of costs incurred prior to the recognition of the related revenue.

      Data center revenues associated with allowing customers to utilize our software products on an outsourced basis are recognized in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Specifically, revenues are recognized when evidence of an arrangement exists, fees are fixed and determinable, collectibility is reasonably assured, and delivery has occurred. The Company obtains signed contracts, which indicate the key terms, as well as the fixed and determinable fees, in each arrangement. Revenues associated with installation of data center arrangements are recognized as services are performed, and revenues from data center services are recognized over the term of the arrangement, typically 3 to 5 years. The total contract value is allocated based on the relative fair value of the installation and data center services.

      The Company is receiving payments under certain license and marketing agreements with resellers. The Company has provided a master license to its two primary resellers and does not have any other continuing obligation to provide additional products or services, other than the provision of client support and maintenance. The Company recognizes license revenue when the revenue recognition criteria under SOP No. 97-2 are met, including when evidence of an arrangement exists, fees are fixed and determinable, collectibility is reasonably assured, and delivery has occurred. The revenue for client support and maintenance is recognized ratably over the period of maintenance, generally 3 to 5 years.

      Pursuant to its amended license agreement with BISYS, Inc. (“BISYS”) on September 30, 2003 (see Note 16), the Company is entitled to non-refundable license fees, payable at the beginning of each quarter. The Company also receives additional license fees for amounts that are sold above the minimum license fee threshold, which are payable at the end of each quarter. The Company records the quarterly minimum license fee and the additional license fees as revenue in the period in which they are due and payable.

      From January 1, 2002 through December 31, 2003, the Company had received license fees from BISYS, which were due and payable upon the occurrence of certain events which were communicated by BISYS. The Company recognized these license fees when non-refundable amounts were due and payable under the agreement, assuming that all other revenue recognition criteria were met. Prior to January 1, 2002, BISYS paid license fees over a period of 36 months, and the Company recognized these fees ratably over the payment term.

      Pursuant to its amended license agreement with its regional reseller on May 15, 2003 (see Note 16), the Company receives payments upon signing and upon conversion of a financial institution. The Company recognizes revenue upon signing of a financial institution, assuming all other revenue recognition criteria have been met.

      Prior to May 15, 2003, the Company received payments from its regional reseller upon conversion of a financial institution. For these arrangements, the Company recognized revenue upon the conversion of the financial institution, assuming all other revenue recognition was met.

      The Company’s hardware revenue related to its check imaging products is recognized on a percentage-of-completion basis under the method described in SOP 81-1, because installation services and the related software to these arrangements are considered essential to the functionality of certain of the hardware. Percentage-of-completion for services related to the Company’s check imaging product arrangements is

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measured by the total hours incurred to date for each contract compared to the estimated total hours to complete that contract. The Company records provisions for estimated losses on contracts in the period in which such losses become known. Changes in estimates of sales, costs, and profits are recognized in the period which they are determined using the cumulative catch-up method of accounting. If the software is not essential to the functionality of the hardware, the Company recognizes hardware revenue upon delivery.

Income Taxes

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS 109, an asset and liability approach is used to recognize deferred tax assets and liabilities for the future tax consequences of items that have already been recognized in its financial statements and tax returns. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.

Net Income and Loss Per Share

      The Company reports net income or loss per share in accordance with SFAS No. 128, Earnings per Share (“EPS”). Under SFAS No. 128, basic EPS, which excludes dilution, is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Net income or loss available to common stockholders represents reported net income or loss less accretion of mandatorily redeemable convertible preferred stock. All earnings per share and weighted average shares outstanding have been restated to reflect the 1:1.45 reverse stock split which was effected on November 24, 2003.

      Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted EPS includes in-the-money stock options and warrants using the treasury stock method and also includes the assumed conversion of preferred stock using the if-converted method. During a loss period, the assumed exercise of in-the-money stock options and warrants and the conversion of convertible preferred stock has an anti-dilutive effect, and therefore, these instruments are excluded from the computation of dilutive EPS. Weighted average common shares of 8,800,303, 9,025,381 and 7,168,026 were excluded from the computation of diluted EPS the years ended December 31, 2001, 2002 and 2003, respectively, as they would have been anti-dilutive.

Comprehensive Income

      SFAS No. 130, Reporting Comprehensive Income, requires that items defined as comprehensive income or loss be separately classified in the financial statements and that the accumulated balance of other comprehensive income or loss be reported separately from accumulated deficit and additional paid-in capital in the equity section of the balance sheet.

      The following table summarizes the Company’s comprehensive income (loss):

	Years Ended December 31,

	2001	2002	2003

Net income (loss)	$(9,661,000)	$(2,897,000)	$1,309,000
Unrealized loss on marketable securities	—	—	(28,000)

Total comprehensive income (loss)	$(9,661,000)	$(2,897,000)	$1,281,000

Concentration of Credit Risk

      Financial instruments that potentially expose the Company to concentrations of credit risk are limited to accounts receivable. No individual customer accounted for 10% or more of total revenues for the years ended

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002 or 2003. During 2001, revenue from an individual customer accounted for approximately 11% of total revenues.

      For the years ended December 31, 2001 and 2003, no customer accounted for 10% or more of the total accounts receivable balance. For the year ended December 31, 2002 an individual customer accounted for 25% of the account receivable balance. The Company maintains allowances for potential credit risks and otherwise controls this risk through monitoring procedures.

Fair Value of Financial Instruments

      The carrying amount of cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The carrying amount of long-term debt approximates fair value, and a fluctuation in interest rates would not be material to the Company’s financial position.

Recent Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This issue addresses revenue recognition for arrangements with multiple deliverables which should be considered as separate units of accounting if the deliverables meet certain criteria as described in EITF 00-21. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Early adoption is permitted. The adoption of this standard on July 1, 2003 did not have a material impact on the consolidated financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities. This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”). FIN 46R defers the effective date of FIN 46 until the scope of the American Institution of Certified Public Accountants’ (“AICPA”) accounting and auditing guide is clarified. As of December 31, 2003 and 2002, the Company had no interest in an entity which would qualify as a variable interest entity. As a result, the adoption of this standard will not have a material impact on the accompanying financial statements.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, including certain mandatorily redeemable instruments, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The Statement is effective for all interim periods beginning after June 15, 2003. The Company applied SFAS No. 150 to the shares subject to the put and call agreement issued to FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc. for which redemption occurred on December 2, 2003. The adoption of this standard did not have a material impact on the Company’s other financial instruments.

      In May 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software. This issue addresses revenue recognition for arrangements that include non-software deliverables, such as hardware, that are more than incidental to the products or services as a whole. The

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consensus indicates that, if the software is not essential to the functionality of the non-software deliverable, the non-software deliverable is excluded from the scope of SOP 97-2. The Company expects that the impact of applying EITF 03-5 on its gross margin will depend on the timing and magnitude of its hardware sales. Under EITF 03-5, hardware revenue, previously bundled with software and recognized on a percentage of completion basis, may be recognized upon delivery of the hardware. In certain cases, this results in earlier recognition of revenue than when the revenue was recognized under the previous methodology. However, the completion of the check imaging arrangements are normally not of long duration, so this impact was not material.

      In December 2003, the SEC issued SAB No. 104, “Revenue Recognition.” SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. It also rescinds the Revenue Recognition in Financial Statements Frequently Asked Questions and Answers document issued in conjunction with Topic 13. Selected portions of that document have been incorporated into Topic 13. The adoption of SAB No. 104 in the fourth quarter of 2003 had no material impact on the Company’s financial position, results of operations or cash flows.

Stock Compensation

      At December 31, 2003, the Company has stock compensation plans which are more fully described in Note 11 to the Financial Statements. The Company applies the intrinsic value recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and complies with the disclosure provisions of statement of SFAS No. 123, as amended by SFAS No. 148. Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option.

      The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock compensation:

	December 31,

	2001	2002	2003

Net loss attributable to common stockholders, as reported	$(9,661,000)	$(2,897,000)	$(30,191,000)
Add: Stock compensation expense included in reported net loss	156,000	84,000	3,542,000
Subtract: Total stock compensation expense determined under fair value method	(1,704,000)	(1,933,000)	(5,630,000)

Pro forma net loss	$(11,209,000)	$(4,746,000)	$(32,279,000)

Reported net loss per share
Basic	(4.71)	(1.18)	(7.74)
Diluted	(4.71)	(1.18)	(7.74)
Pro forma net loss per share
Basic	(5.47)	(1.93)	(8.27)
Diluted	(5.47)	(1.93)	(8.27)

      The above pro forma results are not necessarily indicative of future pro forma results. Other disclosures required by SFAS No. 123 have been included in Note 11.

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Investments in Marketable Securities

      The following table summarizes the Company’s available for sale investments:

	December 31, 2003

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Corporate notes and bonds	$7,835,000	$3,000	$(31,000)	$7,807,000
Accrued investment income	—	—	—	221,000

Total	$7,835,000	$3,000	$(31,000)	$8,028,000

      The Company’s investments in corporate notes and bonds are scheduled to mature in one to two years.

4.	Acquisitions

      For the years ended December 31, 2001, 2002 and 2003, the Company entered into four acquisitions which are summarized below:

			HNC
	Sound		Financial	Liberty FiTech
	Software	Imagic	Solutions	Systems
	(2001)	(2001)	(2002)	(2003)

Tangible assets acquired	$270,000	$2,198,000	$1,074,000	$4,006,000
Purchased technology	832,000	1,880,000	1,193,000	530,000
In-process research and development	447,000	—	—	—
Goodwill	1,603,000	3,969,000	772,000	4,843,000
Other intangibles	196,000	80,000	—	6,700,000
Liabilities assumed	(383,000)	(3,897,000)	(986,000)	(4,089,000)

Purchase price	$2,965,000	$4,230,000	$2,053,000	$11,990,000

      Each of these acquisitions was accounted for as a purchase transaction. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on estimates of fair value. The fair value of purchased technology was determined based on management’s valuation analysis utilizing an income approach that takes into account future cash flows. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The operating results of each business acquired have been included in the Company’s consolidated financial statements from respective dates of acquisition.

Sound Software

      On August 3, 2001, the Company completed the acquisition of Sound Software Development, Inc. (“Sound Software”) in exchange for $1,700,000 in cash, 80,472 shares of Series G Preferred Stock and 55,496 shares of common stock. Sound Software was acquired to expand the Company’s product offering to include loan origination software. In conjunction with the acquisition, the Company incurred approximately $113,000 of acquisition-related costs. The purchased technology related to this transaction is amortized over its estimated useful life of two to five years.

      The Company recorded a one-time write-off of $447,000 in August 2001 relating to the value of in-process research and development acquired as part of the purchase that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was charged to expense in the consolidated statement of operations upon consummation of the acquisition. The value assigned to acquired in-process technology was determined by identifying any research projects at Sound Software for which

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

technological feasibility had not been established. One such project was identified and related to the upgrade of Sound Software’s mortgage product. The value of in-process research and development was determined based on management’s projected incremental cash flow estimated to be derived from the completed project discounted back to their present value using a discount rate of 20%. The discount rate was determined after consideration of the Company’s rate of return on equity capital, the weighted average return on invested capital and the risk associated with achieving anticipated sales related to the Sound Software technology acquired. The project was approximately 50% complete at the date of acquisition.

Imagic

      On December 14, 2001, the Company acquired Imagic Corporation (“Imagic”) in exchange for $1,830,000 in cash and 314,486 shares of Company common stock. The assumed liabilities included a note payable of $748,000 that was subsequently paid in full in January 2002. Imagic was acquired to expand the Company’s product offerings to include check imaging software and services. The acquisition was consummated on December 14, 2001, but for accounting purposes the transaction was treated as effective December 1, 2001. The activity during the intervening period was not material. In conjunction with the acquisition, the Company incurred approximately $120,000 of acquisition-related costs. The purchased technology related to this transaction is amortized over its estimated useful life of seven years.

      The financial information in the table below summarizes the combined results of operations of the Company and Imagic on a pro forma basis, as though the companies had been combined as of the beginning of the period being presented below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place as of the beginning of the period being presented below.

Year Ended
December 31,
2001

Pro forma revenues	$33,888,000
Pro forma net loss available to common shareholders	(11,089,000)
Pro forma basic and diluted loss per share	(3.87)

HNC Financial Solutions

      During 2002, the Company acquired certain business operations from HNC Financial Solutions, Inc. (“HNC Financial Solutions”), a division of HNC Software Inc. (“HNC Software”) and an investor in the Company. These acquisitions were completed in March 2002 and October 2002.

      On March 29, 2002, the Company acquired fixed assets and intellectual property rights of “HNC Financial Solutions”, and assumed certain future software maintenance and support obligations in exchange for a $500,000 promissory note. Concurrent with the acquisition, the Company entered into a license and service agreement with HNC Financial Solutions for additional software. For these rights, the Company paid $564,000 in cash. Upon the acquisition of this business, the Company employed HNC Financial Solutions’ employees involved with this business, including sales, development, implementation and customer support personnel. This acquisition expanded the Company’s product offering to include financial accounting, asset/ liability, management and financial planning products.

      On October 31, 2002, the Company subsequently purchased from HNC Software the underlying intellectual property rights to the additional software that had been licensed in the March 2002 transaction, accounts receivable, fixed assets and related future software maintenance and support obligations in exchange for a $950,000 promissory note. Upon the acquisition of this business, the Company employed additional employees of HNC Financial Solutions involved with this business. The purchased technology related to the March 2002 and

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 2002 transaction is amortized on a straight-line basis over its estimated useful life of seven years. In conjunction with these transactions, the Company incurred approximately $39,000 of acquisition-related costs. This acquisition expanded the Company’s financial product offering to include profitability analysis.

Liberty FiTech Systems, Inc.

      On July 1, 2003, the Company acquired from Liberty Enterprises, Inc. (“Liberty”) substantially all of the operating assets, and assumed certain liabilities, of Liberty FiTech Systems, Inc. (“FiTech”), a provider of core processing software and related services for credit unions, for consideration of $11,704,000, consisting of $8,000,000 in cash, a promissory note in the amount of $1,904,000 and 133,195 shares of the Company’s common stock. In conjunction with the acquisition, the Company incurred approximately $286,000 of acquisition-related costs. The purchased technology related to this acquisition is being amortized over its estimated useful life of five years. The other intangible assets of $6,700,000, comprised of customer lists, are being amortized approximately $140,000 per quarter over their useful life of 12 years. Total amortization expense for the year ended December 31, 2003 was $279,000.

      The common stock issued to FiTech was subject to a put and call agreement whereby the Company had the right to purchase, and FiTech had the right to sell, the common stock to the other party at $13.51 per share, or approximately $1,800,000. On September 3, 2003, FS Acquisition, Inc., the successor-in-interest to Liberty FiTech Systems, Inc., exercised its put right pursuant to this put and call agreement with respect to these shares. In December 2003, the Company purchased these 133,195 shares at a price of $13.51 per share, or an aggregate of $1,800,000.

      The financial information in the table below summarizes the combined results of operations of the Company and FiTech on a pro forma basis, as though the companies had been combined as of the beginning of the period being presented below. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition actually taken place as of the beginning of the period being presented below.

	Year Ended December 31,

	2002	2003

Pro forma revenues	$60,775,000	$70,732,000
Pro forma net loss available to common shareholders	(5,819,000)	(31,977,000)
Pro forma per share — basic and diluted	(2.37)	(8.19)

      Pro forma results of operations have not been presented for the acquisition of Sound Software and HNC Financial Solutions, as results of operations of the acquired businesses are not significant to the Company.

5.	Fixed Assets

	December 31,

	2002	2003

Computer equipment	$7,340,000	$10,552,000
Office furniture and equipment	1,534,000	1,628,000
Leasehold improvements	941,000	1,020,000

	9,815,000	13,200,000
Less: accumulated depreciation	(5,238,000)	(7,700,000)

	$4,577,000	$5,500,000

      Depreciation and amortization expense was $1,284,000, $1,860,000 and $2,462,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Capitalized Software Costs

      Capitalized software costs include completed technology acquired in business combinations. Additions to capitalized purchased technology costs were $2,712,000, $1,193,000 and $530,000 for the years ended December 31, 2001, 2002 and 2003 respectively.

      Capitalized software costs also include costs associated with purchased third-party software. Additions to purchased third-party software were $320,000, $50,000, and $20,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Capitalized software costs also include costs related to the development and purchase of internal-use software.

      A summary of the components of capitalized software costs is as follows:

	December 31,

	2002	2003

Purchased technology	$5,391,000	$5,921,000
Internal use software	1,746,000	1,746,000
Purchased third-party software	422,000	442,000

	7,559,000	8,109,000
Less: accumulated amortization	(3,985,000)	(5,145,000)

	$3,574,000	$2,964,000

      Amortization expense related to capitalized software costs was $1,738,000, $1,376,000, and $1,160,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Amortization expense for each of the next five years ended December 31 is expected to approximate:

2004	$763,000
2005	616,000
2006	558,000
2007	529,000
2008	445,000

Total	$2,911,000

7.	Accrued Expenses

	December 31,

	2002	2003

Compensation	$2,506,000	$4,036,000
Third party license fees	741,000	2,027,000
Accrued hardware purchases	476,000	491,000
Sales tax payable	319,000	498,000
Other	776,000	1,316,000

	$4,818,000	$8,368,000

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Long-Term Debt

Line of Credit and Equipment Term Loan

      On April 29, 2003, the Company secured a credit facility upon which it can draw an aggregate amount of $4,000,000. The facility provides for funding of up to $2,000,000 for an Equipment Term Loan and $2,000,000 for a Working Capital Line. The Equipment Term Loan bears interest at the greater of the prime rate plus 1% or 5.75%. The Working Capital Line bears interest at the greater of the prime rate plus 0.5% or 5.25%. The Company borrowed $1.7 million against the equipment portion of the facility, which was paid in full in December 2003 from the proceeds of the initial public offering. The facilities were collateralized by the tangible assets of the Company, excluding assets of its subsidiaries, and are subject to certain restrictive covenants. The Company terminated the facility in February 2004.

Long-Term Debt

      On December 14, 2001, the Company assumed a note payable in conjunction with the acquisition of Imagic of $748,000. The note was subsequently paid in full in January 2002.

      On March 29, 2002, the Company entered into a promissory note agreement for $500,000 with HNC Financial Solutions, a division of HNC Software and an investor in the Company, in conjunction with the acquisition of a business (see Note 4). The promissory note agreement specified an interest rate of 6% with the principal and interest balance due in full on March 29, 2004. The promissory note was collateralized by the purchased assets. This note was paid in full in December 2003 with proceeds from the initial public offering.

      On October 31, 2002, the Company entered into a promissory note agreement for $950,000 with HNC Software as part of an additional business acquisition. The promissory note agreement specified an interest rate of 4.5%, and that the principal balance and interest were due in full on October 31, 2005. The promissory note was collateralized by purchased assets. This promissory note was paid in full in December 2003 from proceeds from the Company’s initial public offering.

      On July 1, 2003, the Company entered into a promissory note agreement with FiTech as part of a business acquisition. The promissory note had an interest rate of 5% and was due in two installments, $1,704,000 on June 30, 2004 and $200,000 on December 31, 2004. In December 2003, this note was paid in full with proceeds from the Company’s initial public offering.

Long-term debt consists of the following:

	December 31,

	2002	2003

Promissory note from related party bearing interest at 6% due in full March 29, 2004	$500,000	$—
Promissory note from related party bearing interest at 4.5% due in full October 31, 2005; $750,000 is classified as current, as described above	950,000	—

Less current portion	750,000	—

Long-term debt	$700,000	$—

9.	Capital Lease Obligations

      In conjunction with the July 1, 2003 acquisition of FiTech, the Company assumed two capital leases for computer equipment. The capital leases are payable in monthly installments through March 2005 and have

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

incremental borrowing rates of 5.5 and 7.5 percent. Both capital lease obligations are collateralized by the equipment under these leases.

      Capital lease obligations are comprised of the following:

December 31,
2003

Computer equipment lease	$459,000
Less: current maturities	(395,000)

$64,000

      Future minimum payments under these leases are as follows:

Year Ended December 31,
2004	$468,000
2005	78,000

Total minimum lease payments	546,000
Amounts representing interest	(87,000)

Present value of minimum lease payments	$459,000

      The capitalized cost and accumulated amortization of assets acquired under capital leases included in the amounts presented above, are summarized as follows:

December 31,
2003

Computer equipment	$711,000
Accumulated amortization	(203,000)

$508,000

      Amortization expense for property and equipment under capital leases amounted to approximately $203,000 for the twelve months ended December 31, 2003.

10.	Capital Stock and Redeemable Convertible Preferred Stock

Capital Stock

      As of December 31, 2003, the Company’s Certificate of Incorporation authorizes up to 95,000,000 shares of common stock.

      The Company has reserved shares of common stock as follows:

	December 31,

	2002	2003

Conversion of preferred stock	8,406,358	—
Exercise of options	5,082,194	7,965,786

	13,488,552	7,965,786

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Redeemable Convertible Preferred Stock

	December 31,

	2002	2003

Mandatorily Redeemable Convertible Preferred Stock:
Series F preferred stock, $0.01 par value; 3,498,479 shares authorized, 3,358,371 issued and outstanding at $9.32 per share at December 31, 2002; (redemption value $31,300,000, liquidation preference $62,600,000)	$31,100,000	$—

Redeemable Convertible Preferred Stock:
Series A-1 preferred stock, $0.01 par value; 1,000,000 share authorized, 1,000,000 issued and outstanding at $1.50 per share at December 31, 2002; (no stated redemption value, liquidation preference $1,500,000)	1,500,000	—
Series A-2 preferred stock, $0.01 par value; 583,333 shares authorized, 583,333 issued and outstanding at $3.00 per share at December 31, 2002; (redemption value $500,000, liquidation preference $1,750,000)	1,656,000	—
Series B preferred stock, $0.01 par value; 1,736,250 shares authorized, 1,736,250 issued and outstanding at $3.00 per share at December 31, 2002; (redemption value $5,402,000, liquidation preference $5,209,000)	5,363,000	—
Series C preferred stock, $0.01 par value; 1,375,000 shares authorized, 1,361,111 issued and outstanding at $4.50 per share at December 31, 2002; (redemption value $6,333,000, liquidation preference $6,125,000)	6,315,000	—
Series D preferred stock, $0.01 par value; 1,250,000 shares authorized, 833,333 issued and outstanding at $6.00 per share at December 31, 2002; (redemption value and liquidation preference $5,000,000)	4,978,000	—
Series E preferred stock, $0.01 par value; 746,157 shares authorized, 746,157 issued and outstanding at $8.00 per share at December 31, 2002; (redemption and liquidation preference $5,969,000)	5,945,000	—
Series G preferred stock, $0.01 par value; 2,000,000 shares authorized, 80,472 issued and outstanding at $9.32 per share at December 31, 2002; (redemption and liquidation preference $750,000)	723,000	—

	$26,480,000	$—

      As of December 31, 2003 all warrants issued have been exercised or have expired.

      Concurrent with the closing of the Company’s initial public offering in December 2003, all preferred stock converted into shares of common stock.

      In April 2001, the Company issued a group of investors an additional 1,190,986 shares of Series F Mandatorily Redeemable Convertible Preferred Stock at $9.32 per share for approximately $11,100,000.

      The conversion formula for the Series F preferred stock provided for adjustment of the Series F preferred stock conversion price in the event that the Company’s initial public offering price was less than $27.03 per share. Holders of Series F preferred stock received shares of common stock from the initial public offering with an aggregate value of $62,600,000. The recorded value of Series F preferred stock was $31,100,000 and as a result, upon the closing of the initial public offering, the Company recorded an accretion charge of $31,500,000 in stockholders’ equity (deficit). This accretion charge resulted in a non-cash deduction from income attributable to holders of common stock and a deduction in related earnings per share.

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In August 2001, the Company issued 80,472 shares of Series G Preferred Stock as consideration in the purchase of certain assets and liabilities of Sound Software Development, Inc. (Note 4).

Rights and Preferences of Preferred Stock

      The Series C, Series D and Series E had similar redemption features as the Series B. The rights of CII and the holders of Series B, Series C, Series D, Series E and Series F Preferred Stock to redeem their shares if the Company fails to maintain a Connecticut presence, terminated upon the closing of the Company’s initial public offering.

      Each share of the Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F and Series G was convertible at any time into shares of common stock as determined by dividing the original issuance price for such series by the conversion price in effect at the time of conversion. The initial conversion price was the original issuance price, subject to certain antidilution provisions, including the reverse stock split which was effected prior to the closing of the offering.

      The holders of preferred stock were entitled to receive non-cumulative cash dividends when and as declared by the Board of Directors and have similar voting rights as common stockholders in addition to certain other defined voting rights. In the event of any voluntary or involuntary liquidation of the Company, including change of control, the holders of Series A-1, Series A-2, Series B, Series C, Series D, Series E, Series F and Series G Preferred Stock would have been entitled to all unpaid dividends at the time of liquidation and $1.50, $3.00, $3.00, $4.50, $6.00, $8.00, $18.64 and $9.32, respectively, per share as a liquidating distribution prior to any liquidating distribution to the common stockholders. Upon the completion of the required per share distribution, the remaining assets would have been distributed pro rata among the holders of preferred stock and common stock based on the number of shares of common stock held by each, assuming conversion of all preferred stock.

11.	Stock Option Plans

1994 Stock Option Plan

      The Company established the 1994 Stock Option Plan (the “1994 Plan”) for employees, officers, directors, and consultants to the Company under which the Board of Directors granted incentive stock options and non-qualified stock options. Incentive stock options were granted at the fair value of the Common Stock at the time of grant, as determined by the Board of Directors. Generally, incentive stock options vest 25% on the first anniversary of the date of grant and then ratably on a monthly basis over the subsequent three years. Non-qualified stock options have a vesting period as determined by the Board of Directors generally vesting 25% on the first anniversary of the date of grant and then ratably on a monthly basis over the subsequent three years. The stock options are exercisable over a period of ten years from the date of grant.

      The Company’s 1994 Plan was amended by the Board of Directors in March 2000 to provide for acceleration of vesting upon an acquisition event, as defined, subject to revision by the Board of Directors. The maximum number of shares that were issuable under the 1994 Plan was 2,068,965. Upon the closing of the initial public offering in December 2003 no further option grants are expected to be made under the 1994 Plan.

2000 Stock Incentive Plan

      The Company’s 2000 Stock Incentive Plan (the “2000 Plan”) was adopted by the Board of Directors and approved by the stockholders in December 2000. A maximum of 3,790,220 shares of common stock are issuable under the plan. This maximum number of 3,790,220 shares increases each January 1 during the term of the plan by an additional number of shares of common stock equal to 5% of the total number of shares of common stock issued and outstanding as of the close of business on the preceding December 31. An amendment to the 2000 Plan was adopted by the Board of Directors in August 2003 and approved by the stockholders in October 2003 to

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

limit the aggregate number of shares of common stock issuable under the plan to 10,344,827 shares, notwithstanding the annual increase in the number of shares issuable under the plan. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock.

      Under the 2000 Plan, in May 2003, the Company granted 680,530 shares of restricted common stock to its officers, directors and certain key employees which vest at the end of seven years or would vest immediately upon a change in control or initial public offering. The weighted average fair value of restricted stock granted was $4.81 at the time of grant. Upon issuance of the restricted stock, deferred compensation equivalent to the $3,276,000 market value at the date of grant was charged to shareholders’ equity and subsequently amortized over seven years. Upon the closing of the Company’s initial public offering in December 2003, vesting was automatically accelerated and the Company recorded additional compensation expense of $3,003,000 and employer tax expense of approximately $168,000 related to the restricted stock in the fourth quarter of 2003.

      The 2000 Plan is administered by the compensation committee of the Board of Directors, which has the authority to determine which individuals are eligible to receive options or restricted stock awards, and the terms of those options or awards. The exercise price of non-qualified stock options granted under this plan may not be less than 85% of the fair market value of a share of common stock on the date of grant, or 100%, in the case of incentive stock options. The options become exercisable at such time or times as are determined by the compensation committee and expire after a specified period that may not exceed ten years.

      Upon the acquisition of 50% or more of the Company’s outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of the Company, if it has been outstanding for at least six months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event the Company is acquired, vesting of options and restricted stock awards granted under the 2000 Plan will accelerate to the extent that the options or the Company’s repurchase rights with respect to restricted stock awards are not assumed by or assigned to the acquiring entity. The compensation committee also has discretion to provide for accelerated vesting of options and restricted stock awards upon the occurrence of certain changes in control. Accelerated vesting may be conditioned upon subsequent termination of the affected optionee’s service.

      With the consent of an option holder, the compensation committee can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of the Company’s common stock on the new grant date. The Company has not canceled and reissued any options as of December 31, 2003.

      The Company’s board of directors may amend or modify the 2000 Plan at any time subject to the rights of holders of outstanding options. This plan will terminate on December 20, 2010.

2003 Stock Incentive Plan

      The Company’s 2003 Stock Incentive Plan (the “2003 Plan”) was adopted by the Board of Directors in August 2003 and approved by the stockholders in October 2003. This plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards to the Company’s employees, officers, directors, consultants and advisors. A maximum of 2,068,965 shares of common stock will be reserved for issuance under this plan. No participant in this plan may in any year be granted stock options or awards with respect to more than 344,827 shares of common stock.

      The 2003 Plan will be administered by the Board of Directors, which has the authority to determine which individuals are eligible to receive options or restricted stock awards and the terms of those options or awards.

      Upon the acquisition of 50% or more of the Company’s outstanding common stock pursuant to a hostile tender offer, each option granted to an officer of the Company, if it has been outstanding for at least six

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

months, will automatically be canceled in exchange for a cash distribution to the officer based upon the difference between the tender offer price and the exercise price of the option.

      In the event the Company is acquired or the Company’s common stock is exchanged for other consideration, vesting of options and restricted stock awards granted under the 2003 Stock Incentive Plan will accelerate to the extent that the options or the Company’s repurchase rights with respect to restricted stock awards are not assumed by or assigned to the acquiring entity. The Board of Directors can additionally cause any options or restricted stock awards to become fully exercisable at any other time. With the consent of an option holder, the Board of Directors can cancel that holder’s options and replace them with new options for the same or a different number of shares having an exercise price based upon the fair market value of the Company’s common stock on the new grant date.

      The Board of Directors may amend or modify the 2003 Plan at any time subject to the rights of holders of outstanding options. This plan will terminate in August 2013. As of December 31, 2003, no options or awards were issued pursuant to the 2003 Plan.

2003 Employee Stock Purchase Plan

      The Company’s 2003 Employee Stock Purchase Plan (the “2003 ESPP”) was adopted by the Board of Directors in August 2003 and approved by the stockholders in October 2003. The purchase plan authorizes the issuance of up to a total of 1,379,310 shares of the Company’s common stock to participating employees through payroll deductions. The plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

      Employees are eligible to participate in the purchase plan at the beginning of each six-month offering period. Employees may elect to withhold up to 10% of their compensation to purchase shares of the Company’s common stock at a price equal to 85% of the fair market value of the stock on the first and last day of the offering period, whichever is lower. As of December 31, 2003, no shares or awards were issued pursuant to the 2003 ESPP.

      A summary of stock option activity under the 1994 Plan, 2000 Plan and 2003 Plan is as follows.

		Weighted Average
	Number of Shares	Exercise Price

Outstanding at December 31, 2000	1,394,923	$3.90
Granted	926,858	7.25
Canceled	(120,708)	6.77
Exercised	(12,071)	0.85

Outstanding at December 31, 2001	2,189,002	5.18
Granted	491,886	7.25
Canceled	(288,683)	6.57
Exercised	(88,163)	0.87

Outstanding at December 31, 2002	2,304,042	5.60
Granted	663,737	4.32
Canceled	(49,545)	6.35
Exercised	(7,942)	1.35

Outstanding at December 31, 2003	2,910,292	$5.32

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information regarding stock options granted during the years ended December 31, 2001, 2002 and 2003:

			Weighted Average
			SFAS 123
	Numbers of	Weighted Average	Fair Value
	Options Granted	Exercise Price	at Grant Date

2001
Options granted with an exercise price equal to market value	926,858	$7.25	$4.85
2002
Options granted with an exercise price greater than market value	491,886	7.25	1.39
2003
Options granted with an exercise price equal to market value	88,959	13.05	8.71
Options granted with an exercise price greater than market value	11,019	7.25	1.89
Options granted with an exercise price less than market value	563,759	2.89	4.58

      As of December 31, 2002 and 2003, there were 1,291,789 and 1,780,740 shares exercisable at a weighted average exercise price of $4.45 and $5.16, respectively.

      The following table summarizes additional information about stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable

	Number	Weighted Average
	Outstanding at	Remaining		Number
	December 31,	Contractual Life	Weighted Average	Exercisable at
Range of Exercise Price	2003	in Years	Exercise Price	December 31, 2003

$0.00-2.28	386,082	1.50	$0.33	386,082
2.28-4.56	635,631	8.60	3.03	81,173
4.56-6.83	546,130	5.80	5.80	546,130
6.83-9.11	1,253,490	7.50	7.26	767,355
11.39-13.67	88,959	9.90	13.05	—

	2,910,292	6.70	$5.32	1,780,740

      The weighted average SFAS No. 123 fair value at grant date was $4.85, $1.39 and $5.09 for options granted in the years ended December 31, 2001, 2002 and 2003, respectively.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for options granted during the applicable period:

	2001	2002	2003

Risk free interest rate	4.89%	3.32%	2.99%
Expected dividend yield	None	None	None
Expected life of option	6 years	6 years	6 years
Expected volatility	71%	72%	74%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value method requires the input of highly subjective assumptions, including expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. See Note 2 for additional disclosures required by SFAS No. 123 and SFAS No. 148.

      The Company has issued stock options with an exercise price less than the then-current fair market value of common stock. Compensation expense related to such option grants is being recognized ratably over the four-year vesting period and totaled $156,000, $84,000 and $266,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Accrued compensation of $147,000 and $60,000 was reversed against Additional Paid-In Capital related to expiration of vested stock options for the years ended December 31, 2002 and 2003, respectively.

12.	401(k) Plan

      The Company has established a voluntary 401(k) plan in which all full-time employees are eligible to participate. The Company provides matching contributions of 25% of the first four percent of the employee’s compensation that is deferred under the plan which is funded on an annual basis. Eligible employees who elect to participate in the 401(k) plan are generally vested in the Company’s matching contributions after three years of service. Company contributions for the years ended December 31, 2001, 2002 and 2003 were $114,000, $130,000, and $186,000, respectively.

13.	Commitments and Contingencies

      At December 31, 2003, the Company was committed under facility and various other operating leases, which expire at various dates through 2005. Minimum future lease payments under non-cancelable leases with a remaining term of greater than one year at December 31, 2003 are approximately as follows:

2004	$1,365,000
2005	917,000
2006	2,000

Total minimum obligations	$2,284,000

      Rent expense under operating leases was $977,000, $1,072,000 and $1,417,000 for the years ended December 2001, 2002 and 2003, respectively. The Company recognizes rent expense on a straight-line basis relating to a five-year lease agreement with escalating payment terms expiring April 2005, which results in accrued rent expense of $119,000 and $130,000 as of December 31, 2002 and 2003, respectively.

      In May 2002, the Company entered into an employment agreement with its Chief Executive Officer (“CEO”). Under this agreement, which has a three-year term, the Company agreed to pay the CEO an annual base salary of $321,200 and a bonus based on the achievement of certain performance targets. The agreement provides for severance pay if employment terminates without cause or good reason equal to a year’s salary and the full amount of the CEO’s target bonus.

Legal Proceedings

      The Company is from time to time a party to legal proceedings which arise in the normal course of business. The Company is not currently involved in any material litigation, the outcome of which would, in management’s judgment based on information currently available, have a material adverse effect on the Company’s results of operations or financial condition, nor is management aware of any such litigation.

      In November 2000, a small consulting firm, Enserv, Inc. (“Enserv”), filed a complaint against the Company, alleging that the Company breached the terms of the value-added reseller agreement. The consulting firm alleged damages of approximately $6,000,000. In October 2003, the Company and Enserv

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

settled this complaint. Pursuant to the settlement, which includes mutual releases of the parties: (1) the Company made a payment to Enserv in the amount of $233,333; and (2) the Company and Enserv entered into a consulting agreement whereby Enserv is obligated to provide technical consulting services to the Company for two years for which Enserv will be paid $133,333 per year. The Company had earlier provided a $50,000 reserve for this matter in October 2003 and recorded an additional settlement expense of $183,333. The Company will record the $266,666 consulting expense ratably during the twenty-four months following execution of the settlement documents as Enserv performs its obligations under the consulting agreement. The Company has the right to cancel the consulting agreement if Enserv does not perform under the terms of the agreement.

14.	Income Taxes

      The income tax provision (benefit) consists of the following:

	Year Ended December 31,

	2001	2002	2003

Current:
Federal	$—	$—	$72,000
State	(250,000)	32,000	69,000
Deferred:
Federal	—	—	81,000
State	—	—	12,000

Total	$(250,000)	$32,000	$234,000

      The components of the Company’s deferred income taxes at December 31, 2002 and 2003 are as follows:

	Year Ended December 31,

	2002	2003

Gross deferred tax asset
Net operating loss carryforwards	$14,725,000	$16,480,000
Research and development carryforwards	1,059,000	868,000
State credits — non research and development	280,000	405,000
Stock compensation expense	164,000	197,000
Deferred revenue	1,429,000	1,507,000
Accrued expenses	86,000	301,000
Accounts receivable	163,000	164,000
Accelerated depreciation	—	38,000
Other	66,000	162,000

Deferred tax assets, gross	17,972,000	20,122,000
Less: Valuation allowance	(17,305,000)	(19,955,000)

Total deferred tax assets, net of valuation allowance	667,000	167,000

Gross deferred tax liabilities
Intangible assets	502,000	260,000
Accelerated depreciation	165,000	—

	667,000	260,000

Net deferred tax asset (liability)	$—	$(93,000)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The deferred tax liability at December 31, 2003 has been classified as other long-term liabilities in the accompanying balance sheet.

      The valuation allowance increased by $2,650,000 during 2003 of which $513,000 is attributable to the current operations and $3,163,000 is attributable to the deferred tax benefit associated with the vesting of 680,530 of restricted stock previously issued under the Company’s 2000 Stock Incentive Plan, and thus was charged to paid in capital. A tax benefit of $72,000 was recorded to additional paid-in capital in 2003 relating to the transaction.

      Realization of the net deferred tax asset is dependent on the Company generating sufficient taxable income prior to the expiration of the loss carryforwards and general business credits, where applicable. The Company has provided a valuation allowance for the full amount of the deferred tax asset, since management has not determined that these future benefits will more likely than not be realized as of December 31, 2003. The valuation allowance could be reduced in the near term if estimates of future taxable income during the carryforward period are realized.

      The difference between the Company’s “expected” tax expense as computed by applying the U.S. Federal corporate income tax rate of 34% to income (loss) before taxes are as follows:

	2002	2003

Computed “expected” tax expense (benefit)	$(974,000)	$525,000
State income taxes, net of federal tax benefit	(309,000)	100,000
Non-deductible expenses	50,000	67,000
Deferred compensation	—	78,000
Research and development tax credit	(100,000)	—
Change in valuation allowance	1,192,000	(513,000)
Decrease in prior expected R&D tax credit	106,000	—
Other	67,000	(23,000)

Income tax expense	$32,000	$234,000

Computed “expected” tax expense (benefit)	34.0%	34.0%
State income taxes, net of federal tax benefit	10.8%	6.5%
Non-deductible expenses	(1.7)%	4.3%
Deferred compensation	—	5.1%
Research and development tax credit	3.5%	—
Change in valuation allowance	(41.6)%	(33.2)%
Decrease in prior expected R&D tax credit	(3.7)%	—
Other	(2.3)%	(1.5)%

Income tax expense (benefit)	(1.1)%	15.2%

      At December 31, 2003, the Company had approximately $43,206,000 of federal net operating loss carryforwards that begin expiring in 2007 and had approximately $35,793,000 of state net operating loss carryforwards, which begin to expire in 2004. At December 31, 2003, the Company had approximately $513,000 of federal research and development credit carryforwards that begin to expire in 2007, and approximately $355,000 of state research and development carryforwards with an unlimited carryforward period, and approximately $405,000 of state non-research and development credit carryforwards which begin to expire in 2004.

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As defined in the Internal Revenue Code, certain ownership changes limit the annual utilization of federal net operating loss and tax credit carryforwards. The Company experienced such an ownership change in December 1995 which limits approximately $3,200,000 of federal net operating loss carryforwards and $149,000 of research tax credits to a $307,000 annual Section 382 limitation. Management believes that the initial public offering did not cause any additional Section 382 limitation.

15.	Related Parties

      A director of the Company is a member of management at one of the Company’s clients. For the years ended December 31, 2001, 2002 and 2003, revenues from the client were $1,240,000, $885,000, and $599,000, respectively. As of December 31, 2002 and 2003, $5,000 and $0 was due from this client, respectively. Additionally, the Company holds its main operating bank account with this client.

      On September 30, 2003, the Company amended and restated its existing software license agreement (see Note 16) with BISYS, a subsidiary of the BISYS Group, Inc., a holder of the Company’s common stock. This agreement amended and restated a prior software license and marketing and distribution agreement between the Company and BISYS. The Group President, Information Services of The BISYS Group, Inc. was a member of the Company’s Board of Directors through November 2003. For the years ended December 31, 2001, 2002 and 2003, revenues of $1,336,000, $2,919,000 and $5,837,000 were recognized under these agreements, respectively. As of December 31, 2002 and 2003, $603,000 and $784,000, respectively, were due from BISYS under the marketing and distribution agreement.

      During 2002, the Company acquired certain assets and intellectual property rights from HNC Software (see Note 4), who is also a holder of the Company’s common stock. The Vice President of Corporate Development of Fair Isaac Corporation, the successor-in-interest to HNC Software Inc., was a member of the Board of Directors of the Company through November 2003.

16.	Amended Reseller Agreements

      On September 30, 2003, the Company amended and restated its existing software license agreement with BISYS, one of its resellers. Effective September 1, 2003, BISYS became the Company’s national outsourcing reseller to provide data processing services to banks and thrifts in the United States using the Company’s The Complete Banking Solution software through BISYS’ outsourcing centers. In addition, BISYS will offer the Company’s complementary products and services, which will be BISYS’ exclusive offering for such products and services, to those banks and thrifts purchasing TotalCS. The agreement has a term of five years, with an option to renew for another five years by mutual consent or at BISYS’ option.

      Under the terms of the agreement, BISYS pays the Company non-refundable minimum license fees related to the achievement of certain minimum sales requirements for both unit sales and license fees. BISYS also pays an annual maintenance fee for each customer contract that BISYS maintains that uses the Company’s products or services. The Company has agreed not to compete with BISYS for the sale of data processing services using The Complete Banking Solution software on an outsourced basis to banks and thrifts in the United States, except in certain limited circumstances. The Company will also not provide any third-party reseller of The Complete Banking Solution software in the United States with more favorable prices and pricing terms, in the aggregate, than are provided to BISYS under the agreement. If, after September 30, 2005, BISYS fails to achieve the minimum sales requirements, the Company may terminate the limited non-compete and favorable price and pricing term obligations, but the Company will no longer be entitled to receive minimum license fee payments from BISYS. BISYS also has the right to terminate the minimum payment requirements after September 30, 2005 if it fails to achieve the minimum sales requirements, but BISYS will have an obligation for additional non-refundable minimum license fees in order to exercise this right. BISYS’ termination of the minimum payment requirements will automatically cancel the limited non-

OPEN SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compete and favorable price and pricing term obligations. The Company has also agreed not to enter into a similar reseller agreement with any one of six named BISYS competitors before March 1, 2005.

      The Company has recorded $2,716,000 in revenue from BISYS in 2003 related to licenses fees under the new arrangement.

      On May 15, 2003, the Company amended its existing software license agreement with its primary regional reseller. This amendment removes the maximum fee limit from the original agreement for sales after December 9, 2002, and provides for payments to the Company upon both contract signing and the conversion of the end user financial institution.

17.	Subsequent Event

      On February 24, 2004, the Company acquired the stock of Maxxar Corporation for cash consideration of $6.5 million. In connection with the acquisition, the Company incurred approximately $175,000 of acquisition related costs. This acquisition will be recorded under the purchase method with the total consideration allocated to the fair value of assets acquired and goodwill. This acquisition expanded the Company’s complementary product offerings to include a comprehensive suite of interactive voice solutions and computer telephony integration products.

18.	Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

2002
Revenue	$9,309,000	$10,676,000	$11,318,000	$13,042,000
Gross Profit	4,237,000	5,681,000	5,721,000	7,124,000
Income (loss) from operations	(2,289,000)	(1,059,000)	(227,000)	565,000
Net income (loss)	(2,255,000)	(1,034,000)	(219,000)	611,000
Basic income (loss) per share	(0.94)	(0.42)	(0.09)	0.25
Diluted income (loss) per share	(0.94)	(0.42)	(0.09)	0.06
2003
Revenue	$12,340,000	$13,601,000	$17,427,000	$20,484,000
Gross Profit	6,659,000	7,572,000	9,023,000	11,717,000
Income (loss) from operations	95,000	864,000	915,000	(374,000)
Net income (loss)	77,000	790,000	806,000	(364,000)
Net income (loss) attributable to common stockholders	77,000	790,000	806,000	(31,864,000)
Basic income (loss) per share	0.03	0.32	0.32	(3.94)
Diluted income (loss) per share	0.01	0.08	0.08	(3.94)

      As described in Note 4, the Company has acquired two businesses during the periods above. These acquisitions have affected the Company’s revenues, results of operations, and financial conditions. The operating results of each business acquired have been included in the Company’s financial statements from the respective dates of acquisition.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders

of Open Solutions Inc.:

      In our opinion, the accompanying balance sheets and the related statements of operations and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of Liberty FiTech Systems, Inc. (a wholly-owned subsidiary of Liberty Enterprises, Inc.) at December 31, 2001, December 31, 2002 and June 30, 2003, and the results of its operations and cash flows for the years ended December 31, 2001, December 31, 2002 and for the six months ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Liberty FiTech Systems, Inc.’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Notes 3 and 6 to the financial statements, Liberty FiTech Systems, Inc. adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002.

PricewaterhouseCoopers LLP

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut
August 18, 2003

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
BALANCE SHEETS
December 31, 2001, December 31, 2002 and June 30, 2003

	December 31,	December 31,	June 30,
	2001	2002	2003

	(in thousands of dollars)
Assets
Current assets
Accounts receivable, net	$3,337	$3,494	$1,027
Prepaid expenses and other current assets	284	431	377

Total current assets	3,621	3,925	1,404

Fixed assets, net	1,509	1,048	960
Capitalized software costs, net	1,156	1,305	1,284
Goodwill, net	6,843	6,843	6,843
Other intangible assets, net	5,613	6,152	5,880

Total assets	$18,742	$19,273	$16,371

Liabilities and Stockholders’ Equity
Current liabilities
Capital lease obligations, current portion	$340	$331	$408
Long-term debt, current portion	—	—	241
Accounts payable	257	702	183
Accrued expenses	533	780	597
Deferred revenue, current portion	3,419	3,937	3,303

Total current liabilities	4,549	5,750	4,732

Deferred revenue, less current portion	449	829	635
Capital lease obligations, less current portion	695	364	259
Long-term debt, less current portion	241	391	150
Advances from Liberty	6,748	9,105	9,844

Total liabilities	12,682	16,439	15,620

Commitments and contingencies (Note 11)
Common stock	1	1	1
Additional paid-in capital	9,696	9,696	9,696
Accumulated deficit	(3,637)	(6,863)	(8,946)

Total stockholders’ equity	6,060	2,834	751

Total liabilities and stockholders’ equity	$18,742	$19,273	$16,371

The accompanying notes are an integral part of these financial statements.

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
Years Ended December 31, 2001, and 2002 and
Six Months Ended June 30, 2002 (unaudited) and 2003

	Years Ended		Six Months Ended
	December 31,		June 30,

	2001	2002	2002	2003

			(unaudited)

	(in thousands of dollars)
Revenues
Software license and services	$8,101	$10,146	$5,322	$5,654
Hardware	3,656	6,284	2,784	1,226

Total revenues	11,757	16,430	8,106	6,880
Cost of revenues
Software license and services	3,020	6,131	2,969	3,302
Hardware	2,956	5,311	2,381	1,175

Total cost of revenues	5,976	11,442	5,350	4,477

Gross margin	5,781	4,988	2,756	2,403
Operating expenses
Sales and marketing	1,382	2,001	981	1,223
Product development	1,057	491	266	184
General and administrative	6,063	5,325	3,000	2,802

Total operating expenses	8,502	7,817	4,247	4,209

Loss from operations	(2,721)	(2,829)	(1,491)	(1,806)
Interest expense	(257)	(397)	(159)	(277)

Net loss	(2,978)	(3,226)	(1,650)	(2,083)
Accumulated deficit, beginning of period	(659)	(3,637)	(3,637)	(6,863)

Accumulated deficit, end of period	$(3,637)	$(6,863)	$(5,287)	$(8,946)

The accompanying notes are an integral part of these financial statements.

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2002 and
Six Months Ended June 30, 2002 (unaudited) and 2003

	Year Ended		Six Months Ended
	December 31,		June 30,

	2001	2002	2002	2003

			(unaudited)

	(in thousands of dollars)
Cash flows from operating activities
Net loss	$(2,978)	$(3,226)	$(1,650)	$(2,083)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	1,352	1,475	811	816
Changes in operating assets and liabilities, excluding effects from acquisition:
Accounts receivable	(569)	(157)	2,297	2,467
Prepaid expenses and other current assets	242	(147)	(1)	54
Accounts payable and accrued expenses	(360)	666	(186)	(702)
Deferred revenue	(367)	898	(600)	(828)

Net cash (used in) provided by operating activities	(2,680)	(491)	671	(276)

Cash flows from investing activities
Purchases of fixed assets	(374)	(93)	(26)	(32)
Capitalized software	(1,252)	(583)	(279)	(236)
Business acquisition	—	(850)	—	—

Net cash used in investing activities	(1,626)	(1,526)	(305)	(268)

Cash flows from financing activities
Repayments of capital lease	(251)	(340)	(167)	(198)
Intercompany advances (repayments)	4,757	2,357	(199)	742
Repayment of note payable	(200)	—	—	—

Net cash provided by (used in) financing activities	4,306	2,017	(366)	544

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents, beginning of period	—	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—	$—

Supplemental disclosures
Cash paid for interest	$4	$26	$9	$20

See non-cash financing transactions at Note 4 and 9

The accompanying notes are an integral part of these financial statements.

LIBERTY FITECH SYSTEMS, INC.

(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2001, December 31, 2002 and June 30, 2003

1.     Description of Business

      Liberty FiTech Systems, Inc., or FiTech, was founded in 1977 and is based in Atlanta, Georgia. FiTech is a provider of credit union core software and processing services. FiTech’s software, Manager Gold, enables credit unions to manage back-office core accounting operations, customer interaction processes, and data processing.

      Through June 30, 2003, FiTech was a wholly-owned subsidiary of Liberty Enterprises, Inc., or Liberty, a Minneapolis, Minnesota provider of payment products, marketing services, and technology solutions to credit unions based in the United States of America. Liberty acquired FiTech in August 2000. On July 1, 2003, Open Solutions Inc. (“Open Solutions”) purchased substantially all of the operating assets and assumed certain liabilities of FiTech from Liberty for a purchase price of $11,703,000, comprised of $8,000,000 in cash, $1,903,000 in a note payable to FiTech, and 193,133 shares of Open Solutions’ common stock.

2.     Basis of Presentation

      During the periods presented, FiTech operated as a subsidiary of Liberty and shared certain resources with Liberty. The financial statements of FiTech have been derived from the financial statements and accounting records of Liberty using historical results of operations and historical basis of assets and liabilities. FiTech’s management believes the assumptions underlying the combined financial statements are reasonable. However, the financial statements included herein may not necessarily reflect FiTech’s results of operations, financial position and cash flows in the future or its results of operations, financial position and cash flows had FiTech operated as a stand-alone entity during the periods presented.

      The financial statements include allocations of certain Liberty expenses. Corporate expense allocations have been primarily charged based on the ratio of FiTech’s head count or revenue to Liberty’s aggregate consolidated head count or revenue, depending on the nature of the expense. FiTech’s allocated expenses primarily include administrative expenses such as accounting and finance services, human resources, corporate marketing, and information technology. These expenses totaled $1,314,000 and $1,531,000 for the years ended December 31, 2001 and 2002, and $766,000 (unaudited) and $727,000 for the six months ended June 30, 2002 and 2003, respectively, and are reflected in general and administrative expenses in the accompanying financial statements. FiTech’s management believes the amount of these services are a reasonable representation of the services performed for or benefited by FiTech.

      Liberty uses a centralized approach to cash management and the financing of its operations. Cash deposits from FiTech are transferred to Liberty and cash disbursements made by FiTech are funded by Liberty. The net balance of such deposits and disbursements is reflected in the balance sheet as Advances from Liberty. As a result, Liberty’s cash, cash equivalents and debt at the corporate level have not been allocated to FiTech in the financial statements.

      FiTech’s financial statements include an interest expense allocation totaling $236,000 and $347,000 for the years ended December 31, 2001 and 2002, and $139,000 (unaudited) and $240,000 for the six months ended June 30, 2002 and 2003, respectively. Interest expense has been allocated based on an assumed incremental borrowing rate applied to the average monthly Advances from Liberty balance during each period. The associated incremental borrowing rate was 7.5 percent for the year ended December 31, 2001 and 5.5 percent for all periods thereafter. The Advances from Liberty do not necessarily reflect the level of indebtedness FiTech would assume on a stand-alone basis, and the assumed incremental borrowing rate does not necessarily reflect the interest rate of FiTech on a stand-alone basis. FiTech’s management believes these are reasonable estimates of the cost of financing FiTech’s assets and operations based on the nature of the business and the risks and expected returns of similar debt securities. On a stand-alone basis, FiTech may not

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

be able to obtain financing at interest rates similar to those assumed above. Accordingly, FiTech’s interest expense as a stand-alone entity may be different than that reflected in the financial statements.

      There is no stated maturity date for the Advances from Liberty balance. As a result of the historical losses of FiTech and the expected continuation of negative operating cash flow, the Advances from Liberty are not expected to be repaid within the next year. In connection with the acquisition, the Advances from Liberty were not assumed by Open Solutions.

3.     Summary of Significant Accounting Policies

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Statements

      The unaudited financial statements for the six months ended June 30, 2002 have been prepared on the same basis as the audited financial statements and, in the opinion of FiTech’s management, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of its results of operations and cash flows. Results for the six months ended June 30, 2002 are not necessarily indicative of results to be expected for the entire fiscal year 2002 or any other interim period.

Accounts Receivable

      Accounts receivables are presented net of the allowance for doubtful accounts. The allowance is based on historical experience of credit losses and a periodic evaluation of accounts receivable balances outstanding. As of December 31, 2001 and 2002 and June 30, 2003, the allowance for doubtful accounts was $215,000, $53,000 and $50,000, respectively. FiTech did not have significant bad debt expense during the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003.

Fixed Assets

      Fixed assets are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets: computer software and hardware over three years and furniture and fixtures over ten years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset.

Long-Lived Assets

      FiTech evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets, determined based on discounted cash flows. FiTech did not recognize any impairment loss for long-lived assets in the years ended December 31, 2001 and 2002 or in the six months ended June 30, 2003.

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Capitalized Software Costs

      Capitalized software costs for new software products and additional modules for existing software are expensed as incurred until technological feasibility is established, in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Technological feasibility is established at the point in which a working model of the product has been completed and completeness of the working model and its consistency with the product design has been confirmed by testing. The capitalized software costs are amortized using the straight-line method over the estimated economic life of the capitalized asset, generally three years, which is greater than the ratio of current gross revenues to anticipated total gross revenues for the product. FiTech records amortization of capitalized internal software costs within cost of revenues in the accompanying statements of operations. FiTech capitalized internal software costs of $1,061,000 and $484,000 for the years ended December 31, 2001 and 2002, respectively, and $248,000 (unaudited) and $227,000 for the six months ended June 30, 2002 and 2003, respectively. Amortization expense of capitalized software costs was $133,000 and $434,000 for the years ended December 31, 2001 and 2002, respectively, and $214,000 (unaudited) and $255,000 for the six-month periods ended June 30, 2002 and 2003, respectively.

Goodwill and Other Intangible Assets

      Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. Effective January 1, 2002, FiTech adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Prior to adopting SFAS No. 142, goodwill was amortized on a straight-line basis over its estimated economic life of 20 years. As a result of adopting SFAS No. 142, goodwill is no longer amortized, but instead is tested for impairment at the reporting unit level at least annually and whenever events or changes in circumstances indicate that goodwill might be impaired. Management performed an annual impairment test of its goodwill as of October 2002 and has determined that no impairment charge is necessary.

Revenue Recognition

      FiTech generates revenues from licensing the rights to use its software products and certain third-party software products to end-users. FiTech also generates revenues from customer support and maintenance, installation services, professional and training services provided to customers, data center services and hardware sales. FiTech’s maintenance and support arrangements offer unspecified upgrades and enhancements on software products only on a when-and-if-available basis. FiTech warrants that their products will function substantially in accordance with documentation provided to customers. To date, FiTech has not incurred any significant expenses related to warranty claims.

      FiTech recognizes revenue in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition. FiTech sells software licenses in conjunction with hardware and professional services for installation and maintenance. FiTech also provides data center services in conjunction with hardware and installation services. For arrangements in which licenses or data center services are bundled with other elements such as maintenance and installation services, FiTech does not have vendor-specific objective evidence of the fair value of the undelivered elements of individual contracts. Accordingly, for sales of these arrangements, FiTech recognizes all elements of the contract, except for hardware, ratably over the contract term. The related costs are also recognized ratably over the contract term. Hardware revenue and related costs are recognized upon delivery.

      Deferred revenue is comprised of payments received in advance of the recognition of revenue.

      FiTech recognizes revenue from hardware arrangements in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. For these arrangements, FiTech is primary obligor, has

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

latitude in establishing pricing, is involved in determining product specifications, and has general credit risk. Accordingly, FiTech recognizes hardware revenue and related costs on a gross basis.

Research and Development Costs

      Research and development costs, which are described as product development costs in the statements of operations, are expensed as incurred.

Income Taxes

      Liberty has elected to be treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code and comparable state laws. Historically, FiTech’s results have been consolidated into Liberty for the purposes of filing tax returns. The tax provision of FiTech has been prepared on a separate tax return basis. Under a separate tax return basis, the earnings of FiTech are passed through as taxable income of FiTech’s stockholders for federal and state income tax purposes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Concentration of Credit Risk

      Financial instruments that potentially expose FiTech to concentrations of credit risk are limited to accounts receivable. At December 31, 2001, two individual customers each accounted for 30 percent and 22 percent of accounts receivable. At December 31, 2002, two individual customers each accounted for 49 percent and 14 percent of accounts receivable. At June 30, 2003, no customers accounted for greater than 10 percent of accounts receivable. FiTech maintains allowances for potential credit risks and otherwise controls this risk through monitoring procedures.

      In the years ended December 31, 2001 and the six months ended June 30, 2002 and 2003, no customers accounted for greater than the 10 percent of revenues. In the year ended December 31, 2002, two individual customers each accounted for 13 percent and 10 percent of revenues.

Fair Value of Financial Instruments

      The carrying amount of accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments. The carrying amount of notes payable approximates fair value, and a fluctuation in interest rates would not be material to FiTech’s financial position.

Recent Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This issue addresses revenue recognition for arrangements with multiple deliverables which should be considered as separate units of accounting if the deliverables meet certain criteria as described in EITF 00-21. This issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Early adoption is permitted.

      In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for financial statements of annual periods ending after

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

December 15, 2002. FiTech’s software license agreements do not provide indemnification for any third-party performance.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity, including mandatorily redeemable instruments, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. For private companies, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the fiscal period beginning after December 15, 2003.

      The adoption of these standards does not have any impact on our financial statements.

4.     Acquisition

      In September 2002, FiTech acquired substantially all of the assets of Perform, Inc. (“Perform”), a re-seller of FiTech’s products. FiTech paid a purchase price of $1,000,000 comprised of $850,000 in cash and $150,000 in a note payable. The acquisition was accounted for as a purchase transaction and the operating results of Perform have been included in the financial statements from the date of acquisition. Accordingly, the purchase price was allocated to the assets acquired based on fair value as follows:

Tangible assets acquired	$22,000
Customer list	953,000
Covenant not to compete	25,000

$1,000,000

      The fair value of the identifiable intangibles was determined based on management’s valuation analysis utilizing an income approach that takes into account future cash flows. The amortizable intangibles are being amortized over a useful life of 5 to 15 years.

5.     Fixed Assets

	December 31,	December 31,	June 30,
	2001	2002	2003

Computer hardware	$1,840,000	$1,933,000	$2,132,000
Office furniture and equipment	81,000	81,000	83,000
Leasehold improvements	114,000	114,000	114,000

	2,035,000	2,128,000	2,329,000
Less: accumulated depreciation	(526,000)	(1,080,000)	(1,369,000)

	$1,509,000	$1,048,000	$960,000

      Depreciation and amortization expense on fixed assets was $480,000 and $554,000 for the years ended December 31, 2001 and 2002, respectively, and $270,000 (unaudited) and $289,000 for the six months ended June 30, 2002 and 2003, respectively.

6.     Goodwill and Other Intangible Assets

      The goodwill of $6,843,000, recorded at December 31, 2001 and 2002 and June 30, 2003, was related to the acquisition of FiTech by Liberty in August 2000.

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

      Upon FiTech’s adoption of SFAS 142 as of January 1, 2002, amortization of goodwill ceased. No amortization expense related to goodwill was recognized in 2002, and the statements of operations include amortization expense related to goodwill of $663,000 in 2001, which was included in general and administrative expenses. Net loss for the year ended December 31, 2001, adjusted to exclude amortization expense, would have been $2,315,000. FiTech recorded accumulated amortization expense related to goodwill of $874,000 through December 31, 2001.

      FiTech also has other purchased intangible assets with the following balances at each respective balance sheet date:

	December 31,	December 31,	June 30,
	2001	2002	2003

Customer lists	$5,865,000	$6,819,000	$6,819,000
Other	288,000	313,000	313,000
Less: Accumulated amortization	(540,000)	(980,000)	(1,252,000)

Other intangible assets	$5,613,000	$6,152,000	$5,880,000

      The purchased intangibles relate to the acquisition of FiTech by Liberty in August 2000 and to the acquisition of Perform by FiTech in September 2002 (Note 4).

      The estimated amortization expense for other intangible assets for each of the next five years is expected to approximate:

2003	$497,000
2004	455,000
2005	455,000
2006	455,000
2007	455,000

7.     Accrued Expenses

	December 31,	December 31,	June 30,
	2001	2002	2003

Deferred compensation (Note 11)	$290,000	$328,000	$340,000
Salary and bonuses	122,000	224,000	32,000
Interest	49,000	71,000	84,000
Other	72,000	157,000	141,000

	$533,000	$780,000	$597,000

      In connection with the acquisition of FiTech by Open Solutions (see Note 1), the accruals for deferred compensation, salary and bonuses, and interest were not assumed by Open Solutions.

8.     Long-Term Debt

      In conjunction with the acquisition of FiTech by Liberty in September 2000, FiTech issued a $1,000,000 note payable to MASREM L.P., which is an entity controlled by the President of FiTech. In May 2001, FiTech made a prepayment of $200,000 on the note. In June 2001, the parties reduced the principal balance of the note by an additional $559,000 due to various credits that reduced the purchase price. The note accrues interest at a rate of 9 percent and is due in full on January 2, 2004.

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

      In conjunction with the acquisition of Perform in August 2002 (see Note 4), FiTech entered into a note payable to Perform. The note, which has an original principal balance of $150,000, accrues interest at a rate equal to the prime lending rate and is due in three equal installments on January 1, 2006, January 1, 2007 and January 1, 2008. The payment of the note is subject to a condition that revenue from customers acquired from Perform reaches certain thresholds in the second and third year after purchase. Management expects that revenue from these acquired customers will meet the thresholds and, accordingly, the full amount has been accrued.

      Long-term debt, excluding the Advances from Liberty (see Note 2), is comprised of the following:

	December 31,	December 31,	June 30,
	2001	2002	2003

Note payable to MASREM L.P.	$241,000	$241,000	$241,000
Note payable to Perform, Inc.	—	150,000	150,000

	241,000	391,000	391,000
Less: current maturities	—	—	(241,000)

	$241,000	$391,000	$150,000

      The future principal maturities of long-term debt, excluding Advances from Liberty, are approximately as follows as of June 30, 2003:

Year Ended December 31,
2004	$241,000
2005	—
2006	50,000
2007	50,000
2008	50,000

9.     Capital Lease Obligations

      In April 2001, FiTech entered into a capital lease agreement for computer equipment. The capital lease is payable in monthly installments through March 2005 and has an incremental borrowing rate of 7.5 percent. In April 2003, FiTech entered into an additional capital lease agreement for computer equipment. This capital lease is payable in monthly installments through March 2005 and has an incremental borrowing rate of 5.5 percent. Both capital lease obligations are collateralized by the equipment under these leases.

      Capital lease obligations are comprised of the following:

	December 31,	December 31,	June 30,
	2001	2002	2003

Computer equipment lease	$1,035,000	$695,000	$667,000
Less: current maturities	(340,000)	(331,000)	(408,000)

	$695,000	$364,000	$259,000

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

      Future minimum payments under these leases are as follows:

Six Months Ended December 31, 2003	$195,000
Year Ended December 31,
2004	468,000
2005	117,000

Total minimum lease payments	780,000
Amounts representing interest	(113,000)

Present value of minimum lease payments	$667,000

      The capitalized cost and accumulated amortization of assets acquired under capital leases included in the amounts presented above, are summarized as follows:

	December 31,	December 31,	June 30,
	2001	2002	2003

Computer equipment	$1,287,000	$1,287,000	$1,456,000
Accumulated amortization	(241,000)	(563,000)	(745,000)

	$1,046,000	$724,000	$711,000

      Amortization expense for property and equipment under capital leases amounted to approximately $241,000 and $322,000 for the years ended December 31, 2001 and 2002, respectively, and $161,000 (unaudited) and $182,000 for the six months ended June 30, 2002 and 2003, respectively.

10.     401(k) Plan

      Employees of FiTech are eligible to contribute to a voluntary 401(k) plan sponsored by Liberty. Liberty provides matching contributions of 100 percent of the first 8% of the employee’s compensation that is deferred under the plan. Expense recognized for the Liberty contributions to the accounts of FiTech employees for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003 were $409,000, $454,000, $227,000 (unaudited) and $303,000, respectively.

11.     Commitments and Contingencies

      At June 30, 2003, FiTech was committed under facility and various other operating leases, which expire at various dates through 2006. Minimum future lease payments under noncancelable leases with a remaining term of greater than one year at December 31, 2003 are approximately as follows:

Six Months Ended December 31, 2003	$261,000
Years Ended December 31,
2004	316,000
2005	24,000

Total minimum obligations	$601,000

      Rent expense under operating leases was $420,000, $399,000, $185,000 (unaudited) and $244,000 for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2002 and 2003, respectively.

      In September 2000, FiTech entered into a deferred compensation arrangement with an employee which provides the individual with a payment of the sum of a) $250,000, b) a quarterly benefit of $6,000, and

LIBERTY FITECH SYSTEMS, INC.
(a wholly-owned subsidiary of Liberty Enterprises, Inc.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

c) an additional $25,000 for each fiscal year that FiTech achieves its performance goals and the individual’s employment continues. The payment will be made on the earlier of January 1, 2004, or thirty days after termination of the employee. The payment will be made in installments on the first, second and third anniversary dates of the employment termination, and the unpaid amount will accrued 8 percent interest from the commencing on the date of termination. FiTech recorded an accrual of $290,000, $328,000 and $340,000 as of December 31, 2001 and 2002 and June 30, 2003, respectively, related to this deferred compensation arrangement.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstance and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

4,436,442 shares

Common Stock

PROSPECTUS

May 17, 2004

Bear, Stearns & Co. Inc.

Friedman Billings Ramsey

Piper Jaffray

Wachovia Securities